     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 1999

                                                      REGISTRATION NO. 333-69329
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                            ------------------------

                               VALLEY MEDIA, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          5190                  94-2556440
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                            ------------------------

                             1280 SANTA ANITA COURT
                           WOODLAND, CALIFORNIA 95776
                                 (530) 661-6600
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                                J. RANDOLPH CERF
                            CHIEF FINANCIAL OFFICER
                               VALLEY MEDIA, INC.
                             1280 SANTA ANITA COURT
                           WOODLAND, CALIFORNIA 95776
                                 (530) 661-6600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:


          DANIEL J. WINNIKE                         ALAN C. MENDELSON
            PAUL A. REINER                          COOLEY GODWARD LLP
  HOWARD, RICE, NEMEROVSKI, CANADY,                 5 PALO ALTO SQUARE
    FALK & RABKIN, A PROFESSIONAL                  3000 EL CAMINO ROAD
             CORPORATION                           PALO ALTO, CA 94306
   1755 EMBARCADERO ROAD, SUITE 200                   (650) 843-5000
     PALO ALTO, CALIFORNIA 94303
            (650) 842-8500

                            ------------------------


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. / /


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS                   SUBJECT TO COMPLETION
                              DATED MARCH 9, 1999


3,500,000 SHARES

         [LOGO]

VALLEY MEDIA, INC.
COMMON STOCK
(PAR VALUE $0.001 PER SHARE)

This is an initial public offering of shares of common stock of Valley Media, Inc. Valley is offering all of these shares and will receive all of the proceeds from this offering. There is currently no public market for the common stock. We estimate that the initial public offering price will be between $12.00 and $14.00 per share.


The shares Valley is offering have been approved for listing on the Nasdaq National Market under the symbol "VMIX."


INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                PRICE TO         UNDERWRITING     PROCEEDS TO
                                PUBLIC           DISCOUNT         COMPANY
---------------------------------------------------------------------------------

Per Share                       $                $                $
---------------------------------------------------------------------------------

Total                           $                $                $
---------------------------------------------------------------------------------

To cover over-allotments, the underwriters may purchase up to an additional 525,000 shares from certain stockholders at the initial public offering price less the underwriting discount.

J.P. MORGAN & CO.                                  BANCBOSTON ROBERTSON STEPHENS

           , 1999

                         VALLEY MEDIA'S BUSINESS GROUPS

                                NEW MEDIA
                            Serving Internet
                                Retailers

                                                        INDEPENDENT
FULL-LINE DISTRIBUTION                                 DISTRIBUTION
 Serving music, video
  and other retailers                               Serving independent
      nationwide                                    labels and studios

                                     [LOGO]

                               VALLEY MEDIA, INC.

                               TABLE OF CONTENTS

                                                   PAGE
Prospectus Summary.............................          4
Risk Factors...................................          8
  We May Be Unable to Compete with Other
   Businesses that Offer Similar Products and
   Services....................................          8
  We May Be Unable to Obtain Product from
   Labels or Studios...........................          9
  If the Internet Does Not Continue to Grow,
   Our New Media Sales Will Not Grow...........          9
  Our Sales Could Be Adversely Affected if We
   Lose Any of Our Largest Customers...........          9
  We May Be Unable to Integrate and Upgrade Our
   Information Systems.........................          9
  Our Information Systems Could Fail Because of
   Problems Relating to the Year 2000..........         10
  Certain Trends in the Video Rental Market
   Could Hurt Our Sales........................         10
  New Product Formats Could Replace the Formats
   We Distribute...............................         10
  New Delivery Technologies Could Diminish Our
   Role in the Distribution Process............         11
  We May Continue to Experience Inefficiencies
   at Our New Facilities.......................         11
  We Might Be Unable to Return Products to
   Certain Labels or Studios...................         11
  We May Be Liable if Our Suppliers Fail to
   Comply with Copyright Laws..................         12
  We May Be Prevented from Distributing Music
   Internationally.............................         12

                                                   PAGE
  We May Have Insufficient Access to Funds if
   We Fail to Comply with the Terms of Our
   Credit Facility.............................         13
  The Fluctuations in Our Operating Results
   Could Adversely Affect the Price of Our
   Common Stock................................         13
  The Market Price of Our Common Stock Could
   Fluctuate...................................         14
  Insiders Could Preclude Actions Desired by
   the Remaining Stockholders..................         14
  The Significant Number of Shares of Common
   Stock Eligible for Future Sale Could
   Adversely Affect the Price of Our Stock.....         15
Forward-looking Statements.....................         16
Use of Proceeds................................         16
Dividend Policy................................         16
Capitalization.................................         17
Dilution.......................................         18
Selected Consolidated Financial Data...........         19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         22
Business.......................................         35
Management.....................................         52
Certain Transactions...........................         61
Principal Stockholders.........................         63
Description of Capital Stock...................         64
Shares Eligible for Future Sale................         66
Underwriting...................................         68
Legal Matters..................................         69
Experts........................................         70
Additional Information.........................         70
Index to Financial Statements..................        F-1

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS AND THE FINANCIAL STATEMENTS.

                               VALLEY MEDIA, INC.


Valley is a leading full-line distributor of music and video entertainment products. Our retail customers include Best Buy, CVS, Toys R Us and Wherehouse Entertainment, Inc. In 1998, we distributed product to more than 6,500 retailers operating over 36,000 traditional storefronts. We also provide product, data and value-added services to approximately 100 Internet music and video retailers, including Amazon.com, CDnow, Inc., DVD Express and N2K Inc. As an aggregator of product from thousands of labels and studios and as a provider of a range of value-added services, we help retailers reduce costs and increase sales. Selling through Valley allows our suppliers to more effectively reach the fragmented retail market.



We differentiate ourselves with our large selection of music and video titles, our reliability, our systems, our data and our value-added services. We stock more than 250,000 items, including CDs, video cassettes and DVDs.


SERVING INTERNET RETAILERS

New Media, our Internet sales, support and data division, is our fastest growing business. Its revenues increased 542%, from $17.6 million in the nine months ended December 1997 to $113.0 million in the corresponding period of 1998. Access to our extensive catalog is particularly valuable to on-line retailers as their customers tend to buy higher proportions of deep catalog titles relative to hits than do traditional shoppers. We have developed databases that serve as an integral part of Internet retailers' product information and ordering systems. Our value-added services enable Internet retailers to outsource operating capabilities instead of making the substantial investment to build their own inventories and infrastructure.

SERVING STOREFRONT RETAILERS

As a full-line distributor to storefront retailers, we play a key role in the traditional delivery of music and video. Full-line distribution sales increased 27%, from $385.5 million in the nine months ended December 1997 to $489.6 million in the corresponding period of 1998. We serve customers ranging from independent stores to specialty chains to retailers who sell music and video as an ancillary product line. For independent stores, we are usually their primary or secondary supplier. Some national retailers outsource some or most of their music and video distribution function to us. More typically, chains have their own distribution centers to acquire product directly from many labels and studios, but they generally stock only the higher velocity titles. We serve their special needs for deep catalog product, independent product, special orders and emergency replenishment.

SERVING INDEPENDENT LABELS AND STUDIOS

Our Independent Distribution Group provides marketing and logistical support to independent music label customers through Distribution North America, an independent music distribution company. Sales of our Independent Distribution group increased 23%, from $33.4 million in the nine months ended December 1997 to $41.0 million in the corresponding period of 1998.

OUR OPPORTUNITY

We intend to continue to grow by exploiting the following opportunities:

    - continued rapid growth of music and video sales over the Internet

    - expected growth of DVD

    - increased demand for deep catalog music and video

    - cross-selling of music and video

    - industry consolidation

                                  THE OFFERING


COMMON STOCK OFFERED....................  3,500,000 shares
COMMON STOCK OUTSTANDING AFTER THE
 OFFERING...............................  8,448,268 shares
USE OF PROCEEDS.........................  For repayment of debt, working capital and general corporate purposes. See "Use of
                                          Proceeds."
PROPOSED NASDAQ NATIONAL MARKET
 SYMBOL.................................  "VMIX"
DIVIDEND POLICY.........................  Valley intends to retain its earnings for working capital and does not anticipate
                                          paying cash dividends in the foreseeable
                                          future. See "Dividend Policy."


---------------------

Unless otherwise indicated, references to numbers and percentages of shares of common stock (a) assume that the underwriters' over-allotment option is not exercised and (b) have been adjusted to give effect to a 8.04 to 1 split of the common stock anticipated to occur prior to this offering.


Our fiscal year is a 52 or 53 week period ending on the Saturday nearest to March 31. Our fiscal quarter is a 13 week period ending on the Saturday of the 13th week. However, in a 53 week fiscal year, the fourth quarter is a 14 week period. For convenience, at times in this prospectus we refer to our fiscal year end as March 31 and our quarters ended as of March, June, September and December. Each of the fiscal years ending in March 1994 through 1998 contained 52 weeks. Fiscal 1999 contains 53 weeks.


Our executive offices are at:  1280 Santa Anita Court
                            Woodland, California 95776
                            (530) 661-6600
                            www.valley-media.com

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The data set forth below should be read in conjunction with Valley's consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Fiscal 1998 and the nine months ended December 27, 1997 and December 26, 1998 include results of operations of the video business we acquired on May 20, 1997. The "as adjusted" balance sheet data reflects adjustments to our December 26, 1998 balance sheet as though the offering of 3,500,000 shares at an assumed public offering price of $13.00 per share had been completed on that date and the net proceeds used to repay outstanding balances under our credit facility.

The Supplemental Operating Data includes earnings before interest, income taxes, depreciation and amortization, or EBITDA, for the periods presented. We believe that EBITDA is a useful measure of our financial performance. However, EBITDA should not be construed as an alternative to operating income, net income or cash flows from operations as determined in accordance with generally accepted accounting principles. Further, our calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.


                        ---------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS,                         FISCAL YEARS
  EXCEPT PER SHARE      ---------------------------------------------------------
  DATA                        1994        1995       1996       1997
                        -----------  ---------  ---------  ---------                       NINE MONTHS ENDED
                                                                                   ----------------------------------
                                                                            1998   DEC. 27, 1997     DEC. 26, 1998
                                                                      -----------  ----------------  ----------------
                                                                       RESTATED      RESTATED (1)      RESTATED (1)
                                                                          (1)
STATEMENTS OF OPERATIONS DATA
Net sales.............   $ 100,172   $ 140,916  $ 156,557  $ 199,231   $ 583,492      $  427,280        $  631,102
Gross profit..........      13,578      14,331     18,710     23,525      66,865          46,867            69,990
Operating income......       2,139       4,830      4,677      2,973      10,917           7,684            14,242
Equity in net loss of
  joint venture.......           -         162        903        207           -               -                 -
Interest expense......         524         735      1,305      1,745       6,627           4,511             7,518
Income before income
  taxes...............       1,615       3,933      2,469      1,021       4,290           3,173             6,724
Income before
  extraordinary
  loss................         954       2,317      1,453        611       2,559           1,892             3,912
Extraordinary loss
  (net of income taxes
  of $477)............          --          --         --         --          --              --              (723)(2)
Net income............   $     954   $   2,317  $   1,453  $     611   $   2,559      $    1,892        $    3,189
Net income per share:
Basic:
  Income before
   extraordinary
   loss...............   $    0.20   $    0.47  $    0.29  $    0.13   $    0.53      $     0.40        $     0.81
  Extraordinary
   loss...............          --          --         --         --          --              --             (0.15)(2)
                        -----------  ---------  ---------  ---------  -----------  ----------------  ----------------
  Basic net income per
   share..............   $    0.20   $    0.47  $    0.29  $    0.13   $    0.53      $     0.40        $     0.66
                        -----------  ---------  ---------  ---------  -----------  ----------------  ----------------
                        -----------  ---------  ---------  ---------  -----------  ----------------  ----------------
Diluted:
  Income before
   extraordinary
   loss...............   $    0.19   $    0.46  $    0.28  $    0.12   $    0.49      $     0.36        $     0.70
  Extraordinary
   loss...............          --          --         --         --          --              --             (0.13)(2)
                        -----------  ---------  ---------  ---------  -----------  ----------------  ----------------
  Diluted net income
   per share..........   $    0.19   $    0.46  $    0.28  $    0.12   $    0.49      $     0.36        $     0.57
                        -----------  ---------  ---------  ---------  -----------  ----------------  ----------------
                        -----------  ---------  ---------  ---------  -----------  ----------------  ----------------



Weighted average
  shares used in the
  calculation:
  Basic.............   4,867,891   4,917,393  4,965,375  4,797,193  4,791,864      4,782,447         4,838,413
  Diluted...........   4,926,263   4,984,626  5,224,040  5,131,341  5,263,870      5,229,742         5,554,715


--------------------------

(1) Restated to write off deferred offering costs. See Note 13 to consolidated financial statements.



(2) Represents an extraordinary loss comprised of termination fees and write off of prepaid financing costs as a result of the termination of a prior line of credit agreement.

                                -------------------------------------------------------------------------------------------
                                                     FISCAL YEARS
DOLLARS IN THOUSANDS, EXCEPT    -------------------------------------------------------
  PER SHARE DATA                      1994        1995       1996       1997
                                -----------  ---------  ---------  ---------                     NINE MONTHS ENDED
                                                                                         ----------------------------------
                                                                                   1998  DEC. 27, 1997      DEC. 26, 1998
                                                                              ---------  ----------------  ----------------
                                                                              RESTATED       RESTATED          RESTATED

SUPPLEMENTAL DATA
EBITDA........................   $   2,655   $   5,322  $   5,070  $   4,615  $  15,030       $10,614           $18,400
Net cash provided by (used in)
  operating activities........      (1,607)     (1,384)    (5,460)    12,855    (13,851)      (23,526)          (45,809)
Net cash used in investing
  activities..................        (550)     (3,072)    (1,762)   (12,330)   (37,554)      (34,911)           (6,227)
Net cash provided by (used in)
  financing activities........       2,061       4,443      7,290       (359)    51,489        58,351            52,361



                                                                                                        ---------------------
                                                                                                             AT DEC. 26, 1998
                                                                                                        ---------------------
DOLLARS IN THOUSANDS                                                                                              AS ADJUSTED
                                                                                                                  -----------
                                                                                                          ACTUAL
                                                                                                        --------
                                                                                                        RESTATED(1)
BALANCE SHEET DATA
Working capital (deficit).............................................................................  $(15,325)  $  26,990
Total assets..........................................................................................   487,444     487,444
Total long-term obligations...........................................................................     4,347       4,347
Total short-term borrowings...........................................................................   126,542      84,227
Stockholders' equity..................................................................................    13,704      56,019


--------------------------


(1) Restated to write off deferred offering costs. See Note 13 to consolidated financial statements.

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.


WE MAY BE UNABLE TO COMPETE WITH OTHER BUSINESSES THAT OFFER SIMILAR PRODUCTS AND SERVICES


FULL-LINE DISTRIBUTION

The full-line distribution of music and video is an intensely competitive business. We compete with national, regional and local full-line distributors. In addition, the major labels, major studios and independent distribution companies sell substantial amounts of their products directly to retailers. However, to date they have not focused, to the same extent we have, on fulfilling the needs of smaller independent stores or providing value-added services. If the major labels, major studios and independent distribution companies start providing more responsive service to underserved retail segments or value-added services at competitive costs, our financial results could be adversely affected. We also compete with several vendor managed inventory firms, including two national vendor managed inventory firms that we believe have greater revenues than us.

From time to time, several of our retail chain customers have chosen to buy a substantial volume of their inventory directly from the major labels and studios that they had previously been purchasing from us. To the extent that our customers increase their direct purchasing from the major labels and studios or the independent distribution companies, our financial results could be adversely affected.

In addition to competition from existing competitors, in the future we could face competition from new competitors that may enter the business. If new competitors enter the music and video distribution business, our financial results could be adversely affected.

NEW MEDIA

Our existing competitors include Alliance Entertainment Corp., Baker & Taylor and Ingram Entertainment. Other distributors have announced an interest in starting to service the on-line market. If one or more of the leading on-line retailers that we service buys more of its inventory directly from a label or studio or through an alternative distributor, our financial results could be adversely affected. Amazon.com, one of our largest New Media customers, has announced its intent to increase the proportion of product it buys directly from the labels and studios. In addition, to the extent our Internet customers utilize fewer value-added services, such as direct-to-consumer fulfillment and data, our financial results could also be adversely affected.

INDEPENDENT DISTRIBUTION

Our independent distribution arm, Distribution North America, competes with several other independent distribution companies. Some of these competitors conduct distribution operations equal or larger than Distribution North America and others operate in niche markets. We also compete with several of the major labels' own independent distribution arms. In addition, as a label or artist gains in popularity, Distribution North America faces new competition from the major labels to retain distribution rights for that label or artist. See "Business - Competition."

WE MAY BE UNABLE TO OBTAIN PRODUCT FROM LABELS OR STUDIOS


The major labels and studios produce most of the music and video product. Our success depends upon our ability to obtain products in sufficient quantities on competitive terms and conditions from each of the major labels and studios as well as from thousands of smaller suppliers. We do not have long term contracts with any supplier for our full-line distribution or New Media businesses. If we cannot obtain sufficient quantities of product from the major labels or studios or a significant number of other suppliers for our full-line distribution and New Media operations, our financial results could be adversely affected.


Distribution North America maintains contracts with most of the suppliers it represents. These contracts typically range in length from one to three years. Distribution North America's largest label group accounted for approximately 11% of Distribution North America's net sales for the first nine months of fiscal 1999. If Distribution North America were unable to maintain its distribution relationship with any of its large customers, our financial results would be adversely affected.



IF THE INTERNET DOES NOT CONTINUE TO GROW, OUR NEW MEDIA SALES WILL NOT GROW


Our New Media Group's growth will largely depend on the development and widespread acceptance of the Internet as a medium for commerce. Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. The growth projections for Internet music and video sales that we have cited in this prospectus are only estimates by an industry analyst and may not prove to be accurate. If use of the Internet stops growing, our financial results could be adversely affected. Additionally, we are not certain that growth in on-line music and video retail businesses will continue or that such growth will not adversely affect our traditional full-line distribution business.


OUR SALES COULD BE ADVERSELY AFFECTED IF WE LOSE ANY OF OUR LARGEST CUSTOMERS



If any of our largest customers were to stop or reduce their purchasing from us, our financial results could be adversely affected. During the first nine months of fiscal 1999, our top three customers accounted for an aggregate of 22.4% of our sales. We believe our percentage of sales from these customers, as well as from a few of our other large customers, will increase as a percentage of sales during the remaining three months of fiscal 1999 and potentially thereafter. In October 1998, under a contract that expires in June 1999, we began providing a significant distribution function for the Blockbuster Music stores purchased by Wherehouse Entertainment. For the quarter ended December 26, 1998, approximately 15% of our net sales were to Wherehouse. After June 1999, we anticipate that sales to Wherehouse will decline as it handles more of its distribution functions internally.



WE MAY BE UNABLE TO INTEGRATE AND UPGRADE OUR INFORMATION SYSTEMS


Over the next two years, we intend to integrate certain of our separate information systems. In addition, we are constantly upgrading our systems and developing new applications. We cannot be certain that the integration or replacement of our systems will be completed as scheduled without unanticipated costs or operational difficulties. The failure or inoperability of our systems, or difficulties in integration of these systems, could have a material adverse impact on our financial results.



OUR INFORMATION SYSTEMS COULD FAIL BECAUSE OF PROBLEMS RELATING TO THE YEAR 2000


Our information systems could fail or provide erroneous output when referencing dates subsequent to December 31, 1999 due to year 2000 processing problems. In addition, as we provide electronic data interchange with our suppliers and customers, difficulties with 21st century dates in our customers' or suppliers' information systems could adversely affect our information systems, and vice versa. Such failures or errors could occur prior to 2000. If we or our electronic data interchange suppliers and customers are unable to update our systems successfully to eliminate this problem, we may be prevented from using some or all of our information systems or exchanging data with our customers or suppliers. This, in turn, could disrupt our business and have a material adverse impact on our financial results. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Year 2000 Matters."


CERTAIN TRENDS IN THE VIDEO RENTAL MARKET COULD HURT OUR SALES



Studios and full-line distributors recently have instituted programs to increase the quantity of copies of popular video rental titles stocked by retailers. We believe that these programs have accelerated a shift in the market away from independent video rental stores and small chains in favor of the larger chains. Since, in general, full-line distributors play a larger role with independent retailers than with the larger chains, we believe that the market may contract for full-line distribution of video rental product. In addition, while most full-line video distributors have elected to participate in revenue sharing distribution arrangements to help increase the quantity of copies of titles available from the major studios, we have not. In doing so, we risk losing market share to other distributors.



NEW PRODUCT FORMATS COULD REPLACE THE FORMATS WE DISTRIBUTE


The recent introductions of new product formats may cause consumers to exercise caution in building their libraries of video cassettes and music CDs, thus decreasing our video sell-through and music sales. Within the past two years, studios started selling DVD, which currently is being marketed as a superior alternative to the video cassette and may eventually be marketed as a superior replacement for the music CD.

Even more recently, Divx-enhanced DVD players have been introduced to play Divx discs and DVDs. Divx discs are disposable DVDs and are an alternative to returnable video rental products. Customers can play Divx discs for a short period or electronically pay an additional fee to continue using the Divx disc. Currently, we do not distribute Divx discs. Our financial results could be adversely affected if Divx products become widely accepted and displace significant demand for the formats we sell and we are unable to participate in their distribution.

NEW DELIVERY TECHNOLOGIES COULD DIMINISH OUR ROLE IN THE DISTRIBUTION PROCESS


Music and video are currently marketed and distributed primarily on a physical delivery basis through wholesale and retail distribution. In the future, if products are marketed, sold and delivered by labels or studios directly to stores or homes through electronic downloading or streaming, current methods of wholesale and retail distribution could decrease or be eliminated. Real Networks and others offer streaming technology which allows users to listen to, but not record, audio and video. In addition, digital distribution has begun on the Internet utilizing a technology called MP3, a coding compression technology that allows downloading and copying of any digital audio product.

Today, much of this type of digital distribution is unauthorized and lacks copyright protection. However, the major studios have recently announced a plan to develop a universal standard for the electronic delivery of music and have announced their intention to make this delivery method available by the end of 1999. If electronic distribution of music or video becomes widespread and displaces significant demand for the formats we sell and we fail to play a significant role in the electronic distribution market, our financial results would be adversely affected.

In addition, cable television companies, satellite television companies and others are beginning to offer movies on a "near-video-on-demand" or other basis that allows subscribers to order selected videos for in-home viewing. To the extent that these programs achieve a broad level of acceptance, the market for physical video product sold or rented by retailers could decline. This would reduce our sales of video product.


WE MAY CONTINUE TO EXPERIENCE INEFFICIENCIES AT OUR NEW FACILITIES



After eight months of operation at our Louisville distribution center, which we refer to as the LDC, we continue to experience operating and inventory inefficiencies. Such inefficiencies could have a material adverse effect on our financial results. In addition, as the LDC has increased our fixed costs substantially, a lack of growth or decline in sales would adversely affect our earnings. Furthermore, we are planning to relocate our California distribution center to a nearby facility in Woodland, California beginning in April 1999. Our rent expense will increase and we expect to incur additional labor costs and other expenses in the first and second quarters of fiscal 2000 in connection with this relocation. In addition, we could incur unanticipated costs or disruptions of our operations as a result of this move. Integration of operations into these new distribution centers has and will continue to absorb a substantial amount of management attention during a period when our ability to manage our growth and development is critical.


Continued growth of our business will likely cause us to add new facilities or expand or move our current facilities. As with any such facility changes, we may experience operational disruptions, inventory inefficiencies and other difficulties due to such changes.


WE MIGHT BE UNABLE TO RETURN PRODUCTS TO CERTAIN LABELS OR STUDIOS


We bear inventory risk associated with the financial viability of our independent labels and studios. If a label or studio cannot provide refunds in cash for the inventory we desire to return, we may be forced to expense such inventory costs. Further, we often experience higher return rates for products of financially troubled labels and studios. If we fail to manage our inventory to avoid accumulating substantial product that cannot be returned, our financial results could be adversely affected.


WE MAY BE LIABLE IF OUR SUPPLIERS FAIL TO COMPLY WITH COPYRIGHT LAWS


Substantially all of the music and video products we sell are subject to copyright laws and licenses that limit the manner and geographic area in which such products may be sold and provide royalties to the copyright owners. Any sales of product in violation of such laws and licenses by anyone in the chain of distribution may subject us to monetary damages or confiscation of such product. We distribute thousands of titles from different artists over numerous jurisdictions and rely primarily on our suppliers to ensure compliance with the copyright laws, some of which may be conflicting or not clearly developed, and payment of appropriate royalties. Although we have not experienced a material loss due to copyright violations, we could be damaged in the future by copyright violations by someone in our distribution channel.


WE MAY BE PREVENTED FROM DISTRIBUTING MUSIC INTERNATIONALLY


Most of the major labels have adopted policies restricting the export of their merchandise by domestic distributors. However, consistent with industry practice, we distribute music of the major labels internationally. Our international net sales of music for fiscal 1998 were approximately $43.2 million and for the first nine months of fiscal 1999 were approximately $34.3 million. We would be adversely affected if a major label enforced any restriction on our ability to sell music outside the United States.

Although our international sales are denominated in dollars, our international sales volume can be adversely affected by appreciation of the dollar relative to foreign currencies. In addition, our credit risk with international customers could increase with such appreciation. Other risks to which international operations are subject include:

    - imposition of governmental controls

    - export license requirements

    - restrictions on the export of certain technology

    - political instability

    - trade restrictions

    - tariff changes

    - impact of local economic conditions and practices

Our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks.

WE MAY HAVE INSUFFICIENT ACCESS TO FUNDS IF WE FAIL TO COMPLY WITH THE TERMS OF OUR CREDIT FACILITY



We have a revolving credit facility that is secured by substantially all of our assets. As of December 26, 1998, borrowings of approximately $124.8 million were outstanding under the credit facility. The credit facility will remain in place following this offering and will be used for general working capital purposes.


As a result of our substantial leverage:

    - we will incur significant interest expense and principal repayment obligations

    - our ability to obtain additional financing in the future may be limited

    - our ability to compete through expansion, capital improvements and flexibility in response to changing industry conditions may be limited

The credit facility contains numerous restrictive covenants, including:

    - limitations on our ability to acquire or invest in other businesses

    - requirements that we comply with certain financial covenants

If we fail to comply with the terms of the credit facility or other agreements related to the credit facility, or obtain waivers from such obligations, we could trigger an event of default under the credit facility or related agreements. An event of default could permit acceleration of indebtedness under the credit facility or related agreements that contain cross-acceleration or cross-default provisions.


Our cash flow and capacity needs change significantly during the year, with the heaviest credit needs and highest capacity requirements typically occurring during the third fiscal quarter. If we do not have sufficient finances to purchase the inventory required or the distribution capacity to distribute product in a timely and accurate manner during such seasonal peak periods, our financial results could be adversely affected.



THE FLUCTUATIONS IN OUR OPERATING RESULTS COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK


We anticipate significant fluctuations in future quarterly sales and operating results due to a number of factors outside our control, including:

    - seasonal variations in the demand for music and video

    - infrequent new releases of extremely popular hit video titles in a given quarter

    - the proportion in which retailers buy their music and videos directly from major labels or studios as opposed to through full-line distributors

    - the percentage of returns in a given quarter

    - the general economic condition in the music and video industries

As a result, we believe period-to-period comparisons of our results of operations are not, and will not necessarily be, meaningful and should not be relied upon as an indication of future performance. Due to the foregoing factors, it is possible that in some future quarters our operating results will be below the expectations of analysts and investors. In such event, the price of the common stock may be adversely affected.



THE MARKET PRICE OF OUR COMMON STOCK COULD FLUCTUATE



Prior to this offering, there has been no public market for the common stock. The shares we are offering have been approved for trading on the Nasdaq National Market. The initial public offering price will be determined by negotiations between the underwriters and us and may not be indicative of the market price for the common stock after this offering. We do not know the extent to which investor interest will lead to the development of an active public market. Investors may not be able to resell the common stock at or above the initial public offering price. Many factors could cause the market price of the common stock to fluctuate substantially including:


    - future announcements concerning us or our competitors

    - variations in operating results

    - loss of a key supplier or customer

    - technological innovations such as changes in physical product formats or delivery technologies

    - changes in product pricing policies by us, our suppliers or competitors

    - changes in earnings estimates by securities analysts


These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of the common stock.



INSIDERS COULD PRECLUDE ACTIONS DESIRED BY THE REMAINING STOCKHOLDERS



After giving effect to this offering, Barnet Cohen, our founder and Chairman of the board, will beneficially own approximately 51.7% of the common stock, and the executive officers and directors, including Mr. Cohen, will own, in the aggregate, approximately 55.9% of the common stock, assuming no exercise of outstanding options. As a result, Mr. Cohen will be able to exercise control over all matters requiring stockholder approval, including election of directors and approval of significant corporate transactions. Future sales by Mr. Cohen or the other members of management of substantial amounts of common stock, or the potential for such sales, could adversely affect the prevailing market price of the common stock.



Certain provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make it more difficult for a third party to acquire control of us without the consent of our board of directors, even if such change were favored by the stockholders.

THE SIGNIFICANT NUMBER OF SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE COULD ADVERSELY AFFECT THE PRICE OF OUR STOCK


The market price of the common stock could drop as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of common stock.


There will be 8,448,268 shares of common stock outstanding immediately after this offering. All of the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, except for shares purchased by "affiliates" of Valley, as defined in Rule 144 under the Securities Act. The remaining 4,948,268 shares of common stock that will be outstanding upon completion of this offering are "restricted securities" as defined in Rule 144. These restricted securities may be sold in the future without registration under the Securities Act to the extent permitted under Rule 144, Rule 701 or an exemption under the Securities Act. In connection with this offering, all holders of restricted securities have agreed not to sell their shares without the prior written consent of J.P. Morgan & Co. for a period of 180 days from the date of this prospectus.



As of January 30, 1999, 1,159,791 shares of common stock were issuable upon exercise of currently outstanding options, all of which are subject to the lock-up agreements described above. Of those options, options to purchase 819,350 shares will be vested and fully exercisable 180 days after commencement of this offering.

                           FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated in this prospectus are forward-looking statements concerning our operations, economic performance and financial condition. Forward-looking statements are included, for example, in the discussions about:

    - the market for music and video sales

    - our strategy

    - future technology

    - our information systems

    - year 2000 issues

    - growth of Internet music and video sales

Those forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in those statements. Factors that could cause differences include, but are not limited to, those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS


Our net proceeds from the sale of the 3,500,000 shares of common stock we are offering are estimated to be approximately $42,315,000 at an assumed initial public offering price of $13.00 per share. We intend to use all of the net proceeds to repay a portion of the outstanding balance under our revolving credit facility, which we expect will provide additional borrowing capacity for working capital and general corporate purposes. At December 26, 1998, the outstanding balance under the credit facility was approximately $124.8 million. Outstanding balances under the credit facility bear interest, at our election, of either the prime rate plus a margin ranging from 0% to 0.5% or the Euro Dollar Rate (as defined in the credit facility) plus a margin ranging from 2% to 2.75%. At December 26, 1998, the average interest rate on outstanding borrowings under the credit facility was approximately 7.59%. The credit facility expires in May 2001, unless extended by the parties, and upon such expiration all outstanding amounts are then due.


                                DIVIDEND POLICY

The holders of common stock are entitled to share ratably in any dividends we declare on the common stock. We did not declare any dividends on the common stock during fiscal 1996, 1997, 1998 or during the nine months ended December 26, 1998 and do not anticipate paying any dividends in the foreseeable future. In addition, the credit facility contains certain limitations on our ability to pay cash dividends.

                                 CAPITALIZATION

The following table sets forth our capitalization as of December 26, 1998 and as adjusted to reflect the sale of the 3,500,000 shares of common stock we are offering (at an assumed initial public offering price of $13.00 per share) and application of the estimated net proceeds from the offering. This table should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.


                                                                         ----------------------
                                                                            AT DEC. 26, 1998
                                                                         ----------------------
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA                                 ACTUAL  AS ADJUSTED
                                                                         ---------  -----------
Short-term debt (including current portion of long-term debt)..........  $ 126,542   $  84,227
Long-term debt (excluding current portion).............................      4,347       4,347
Stockholders' equity:
  Preferred stock, $.001 par value, 2,000,000 shares authorized; no shares issued and outstanding; no shares issued and outstanding as
   adjusted............................................................          -           -
  Common stock, $.001 par value, 20,000,000 shares authorized;
   4,900,109 shares issued and outstanding; and 8,400,109 shares issued
   and outstanding as adjusted (1).....................................          5           8
  Additional paid-in capital...........................................      1,077      43,389
  Stockholder notes receivable.........................................       (232)       (232)
  Retained earnings as restated........................................     12,854      12,854
                                                                         ---------  -----------
    Total stockholders' equity.........................................     13,704      56,019
                                                                         ---------  -----------
      Total capitalization.............................................  $ 144,593   $ 144,593
                                                                         ---------  -----------
                                                                         ---------  -----------


------------------------

(1) Excludes 1,214,487 shares of common stock issuable upon exercise of outstanding options and 786,352 shares reserved for future issuance under our 1994 Stock Option Plan and 1997 Stock Option Plan.

                                    DILUTION


Our net tangible book value as of December 26, 1998 was approximately $(1,360,000) or $(0.28) per share of common stock. "Net tangible book value" per share represents the amount of total assets less goodwill and other intangibles reduced by the amount of total liabilities and divided by the total number of shares of common stock outstanding. After giving effect to the sale of the 3,500,000 shares of common stock we are offering at an assumed initial public offering price of $13.00 per share, and deducting estimated underwriting discounts and commissions, the pro forma net tangible book value at December 26, 1998 would have been approximately $40,955,000 or $4.88 per share. This represents an immediate increase in net tangible book value of $5.16 per share to existing stockholders and an immediate dilution of $8.12 per share to new investors. The following table illustrates this per share dilution:



                                                                              --------------------
Assumed initial public offering price per share.............................             $   13.00
                                                                                         ---------
Net tangible book value per share before this offering......................  $   (0.28)
Increase attributable to new investors......................................       5.16
                                                                              ---------
Pro forma net tangible book value per share after this offering.............                  4.88
                                                                                         ---------
Dilution per share to new investors.........................................             $    8.12
                                                                                         ---------
                                                                                         ---------


The following table summarizes on a pro forma basis as of December 26, 1998, the differences between the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

                                              ------------------------------------------------------------
                                                                              TOTAL CONSIDERATION
                                                                      ------------------------------------
                                                 SHARES PURCHASED                                 AVERAGE
                                              ----------------------                                PRICE
                                                 NUMBER     PERCENT       AMOUNT     PERCENT    PER SHARE
                                              ---------  -----------  ----------  -----------  -----------
Existing stockholders.......................  4,900,109        58.3%  $1,082,000         2.3%   $    0.22
New investors...............................  3,500,000        41.7   45,500,000        97.7        13.00
                                              ---------       -----   ----------       -----
Total.......................................  8,400,109       100.0%  $46,582,000      100.0%
                                              ---------       -----   ----------       -----
                                              ---------       -----   ----------       -----

                      SELECTED CONSOLIDATED FINANCIAL DATA


Our fiscal year is a 52 or 53 week period ending on the Saturday nearest to March 31. The 1994, 1995, 1996, 1997 and 1998 fiscal years each contained a 52 week period. Our consolidated statements of operations data for fiscal 1996, 1997, 1998 and the first nine months of fiscal 1999 and the consolidated balance sheet data as of fiscal year end 1997 and 1998 and as of December 26, 1998 have been derived from the consolidated financial statements included elsewhere in this prospectus that have been audited by Deloitte & Touche LLP, independent auditors. The consolidated statement of operations data for fiscal 1995 and the consolidated balance sheet data as of fiscal year end 1995 and 1996 have been derived from audited consolidated financial statements not included in this prospectus. The consolidated financial statements for the nine months ended December 27, 1997 are unaudited, but include all adjustments (consisting of normal recurring items) that management considers necessary for a fair presentation of the financial statements. The consolidated statement of operations data for fiscal 1994 and the consolidated balance sheet data as of fiscal year end 1994 have been derived from unaudited consolidated financial statements not included in this prospectus. The results of operations for the nine months ended December 1998 are not necessarily indicative of the results expected for the full fiscal year. The data set forth below should be read in conjunction with our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.


The fiscal years and nine month periods ending after May 20, 1997 include results of operations of the video business we acquired at that time. The Supplemental Operating Data includes earnings before interest, income taxes, depreciation and amortization, or EBITDA, for the periods presented. We believe that EBITDA is a useful measure of our financial performance. However, EBITDA should not be construed as an alternative to operating income, net income or cash flows from operations as determined in accordance with generally accepted accounting principles. Further, our calculation of EBITDA may be different from the calculation used by other companies, which may limit comparability.

                                         ---------------------------------------------------------------------------------
                                                              FISCAL YEARS
DOLLARS IN THOUSANDS, EXCEPT PER SHARE   -------------------------------------------------------
DATA                                          1994       1995       1996       1997
                                         ---------  ---------  ---------  ---------                  NINE MONTHS ENDED
                                                                                                  ------------------------
                                                                                           1998     DEC. 27,     DEC. 26,
                                                                                     -----------        1997         1998
                                                                                                  -----------  -----------
                                                                                      RESTATED
                                                                                         (1)       RESTATED     RESTATED
                                                                                                      (1)          (1)
STATEMENT OF DATA
Net sales..............................   $100,172   $140,916   $156,557   $199,231    $583,492     $427,280     $631,102
Cost of goods sold.....................     86,594    126,585    137,847    175,706     516,627      380,413      561,112
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
Gross profit...........................     13,578     14,331     18,710     23,525      66,865       46,867       69,990
Selling, general and administrative
  expenses.............................     11,439      9,501     14,033     20,552      55,948       39,183       55,748
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
Operating income.......................      2,139      4,830      4,677      2,973      10,917        7,684       14,242
Equity in net loss of joint venture....          -        162        903        207           -            -            -
Interest expense.......................        524        735      1,305      1,745       6,627        4,511        7,518
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
Income before income taxes.............      1,615      3,933      2,469      1,021       4,290        3,173        6,724
Income taxes...........................        661      1,616      1,016        410       1,731        1,281        2,812
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
Income before extraordinary loss.......        954      2,317      1,453        611       2,559        1,892        3,912
Extraordinary loss (net of income taxes
  of $477).............................         --         --         --         --          --           --         (723)(2)
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
Net income.............................    $   954   $  2,317   $  1,453    $   611    $  2,559     $  1,892     $  3,189
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
Net income per share:
Basic:
  Income before extraordinary loss.....   $   0.20   $   0.47   $   0.29   $   0.13    $   0.53     $   0.40     $   0.81
  Extraordinary loss...................         --         --         --         --          --           --        (0.15)(2)
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
  Basic net income per share...........   $   0.20   $   0.47   $   0.29   $   0.13    $   0.53     $   0.40     $   0.66
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
Diluted:
  Income before extraordinary loss.....   $   0.19   $   0.46   $   0.28   $   0.12    $   0.49     $   0.36     $   0.70
  Extraordinary loss...................         --         --         --         --          --           --        (0.13)(2)
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
  Diluted net income per share.........   $   0.19   $   0.46   $   0.28   $   0.12    $   0.49     $   0.36     $   0.57
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
Weighted average shares used in the
  calculation:
  Basic................................  4,867,891  4,917,393  4,965,375  4,797,193   4,791,864    4,782,447    4,838,413
  Diluted..............................  4,926,263  4,984,626  5,224,040  5,131,341   5,263,870    5,229,742    5,554,715
SUPPLEMENTAL OPERATING DATA
EBITDA.................................    $ 2,655    $ 5,322    $ 5,070    $ 4,615    $ 15,030     $ 10,614     $ 18,400
Net cash provided by (used in)
  operating activities.................     (1,607)    (1,384)    (5,460)    12,855     (13,851)     (23,526)     (45,809)
Net cash used in investing
  activities...........................       (550)    (3,072)    (1,762)   (12,330)    (37,554)     (34,911)      (6,227)
Net cash provided by (used in)
  financing activities.................      2,061      4,443      7,290       (359)     51,489       58,351       52,361



                                                 --------------------------------------------------------------------
                                                                   AT FISCAL YEAR END
                                                 -------------------------------------------------------
DOLLARS IN THOUSANDS                                  1994       1995       1996       1997
                                                 ---------  ---------  ---------  ---------               AT DEC. 26,
                                                                                                                 1998
                                                                                                   1998   -----------
                                                                                             -----------
                                                                                                           RESTATED
                                                                                              RESTATED        (1)
                                                                                                 (1)
BALANCE SHEET DATA
Working capital (deficit)......................  $   3,073  $   3,762  $   4,397  $    (200)  $ (17,310)    $ (15,325)
Total assets...................................     32,171     48,648     58,114     94,591     244,298       487,444
Total long-term obligations....................        873        961      3,157      2,257       3,166         4,347
Total short-term borrowings....................      7,292     11,703     20,280     21,705      75,715       126,542
Stockholders' equity...........................      3,930      6,333      7,716      7,773      10,515        13,704


------------------------------


(1) Restated to write off deferred offering costs. See Note 13 to consolidated financial statements.



(2) Represents an extraordinary loss comprised of termination fees and write off of prepaid financing costs as a result of the termination of a prior line of credit agreement.

QUARTERLY RESULTS OF OPERATIONS

The table below sets forth our quarterly operating data, including such data as a percentage of net sales, for fiscal 1998 and the first three quarters of fiscal 1999. This quarterly information is unaudited, but in our opinion reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the audited consolidated financial statements and notes thereto. Operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors - Fluctuations in Quarterly Operating Results Due to Fluctuations in Music and Video Industries."


                                  ---------------------------------------------------------------------------------------
                                                                   FISCAL QUARTERS ENDED
                                  ---------------------------------------------------------------------------------------
                                                            DEC. 27,    MARCH 28,     JUNE 27,    SEPT. 26,     DEC. 26,
DOLLARS IN THOUSANDS, EXCEPT PER    JUNE 28,   SEPT. 27,        1997         1998      1998(1)         1998         1998
  SHARE DATA                            1997        1997  -----------  -----------  -----------  -----------  -----------
                                  -----------  ---------
                                                          RESTATED(2)  RESTATED(2)  RESTATED(2)  RESTATED(2)  RESTATED(2)
Net sales.......................   $  89,793   $ 144,654   $ 192,833    $ 156,212    $ 154,373    $ 188,978    $ 287,751
Gross profit....................      10,690      16,118      20,059       19,998       16,950       20,996       32,044
Selling, general and
  administrative expenses.......       9,670      14,168      15,346       16,765       16,734       17,409       21,605
Total operating income (loss)...   $   1,020   $   1,950   $   4,713    $   3,233    $     216    $   3,587    $  10,439
Net income (loss)...............   $     (11)  $     180   $   1,722    $     669    $  (1,985)   $     415    $   4,759
Basic net income (loss) per
  share:                                   -   $    0.04   $    0.36    $    0.14    $   (0.41)   $    0.09    $    0.98
Diluted net income (loss) per
  share.........................           -   $    0.03   $    0.33    $    0.13    $   (0.36)   $    0.07    $    0.86

SUPPLEMENTAL DATA
  EBITDA........................   $   1,763   $   3,023   $   5,829    $   4,416    $   1,430    $   4,927    $  12,043


------------------------------

(1) Includes extraordinary loss of $723,000 or $0.15 per share.


(2) Restated to write off deferred offering costs.



                                   -----------------------------------------------------------------------------------------
                                                                     FISCAL QUARTERS ENDED
                                   -----------------------------------------------------------------------------------------
                                     JUNE 28,    SEPT. 27,     DEC. 27,    MARCH 28,     JUNE 27,    SEPT. 26,     DEC. 26,
                                         1997         1997         1997         1998         1998         1998         1998
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net sales........................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Gross profit.....................        11.9         11.1         10.4         12.8         11.0         11.1         11.1
Selling, general and
  administrative expenses........        10.8          9.8          8.0         10.7         10.8          9.2          7.5
Total operating income (loss)....         1.1          1.3          2.4          2.1          0.1          1.9          3.6
Net income (loss)................           -          0.1          0.9          0.4         (1.3)         0.2          1.7


The following table sets forth quarterly net sales of each of our three principal business groups for fiscal 1998 and the first three quarters of fiscal 1999. Intercompany sales consist primarily of sales of music by the Independent Distribution Group to full-line distribution and the New Media Group.

                                -------------------------------------------------------------------------------
                                                             FISCAL QUARTERS ENDED
                                -------------------------------------------------------------------------------
                                  JUNE 28,   SEPT. 27,   DEC. 27,   MARCH 28,    JUNE 27,  SEPT. 26,   DEC. 26,
DOLLARS IN THOUSANDS                  1997        1997       1997        1998        1998       1998       1998
                                -----------  ---------  ---------  -----------  ---------  ---------  ---------
Full-line distribution........   $  80,004   $ 131,816  $ 173,645   $ 135,000   $ 124,796  $ 150,117  $ 214,733
New Media.....................       3,266       4,981      9,396      12,673      21,650     29,481     61,881
Independent Distribution......       8,877      11,198     13,341      12,269      12,583     13,252     15,191
Intercompany sales............      (2,354)     (3,341)    (3,549)     (3,730)     (4,656)    (3,872)    (4,054)
                                -----------  ---------  ---------  -----------  ---------  ---------  ---------
  Total net sales.............   $  89,793   $ 144,654  $ 192,833   $ 156,212   $ 154,373  $ 188,978  $ 287,751
                                -----------  ---------  ---------  -----------  ---------  ---------  ---------
                                -----------  ---------  ---------  -----------  ---------  ---------  ---------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS, AND THE RESPECTIVE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE DISCUSSION IN THIS PROSPECTUS INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS" AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

OVERVIEW

We have been engaged in the full-line distribution of music since 1985 and expanded our operations to include the full-line distribution of video with the acquisition of substantially all of the assets of Star Video Entertainment, L.P. in May 1997. In addition to our core full-line distribution business, we conduct our music and video distribution business through two other operating divisions, our New Media Group and our Independent Distribution Group. The New Media Group provides product, data and direct-to-consumer fulfillment services for Internet retailers and currently represents our fastest growing business group. In September 1994, we entered into a joint venture, Distribution North America, which is known in the industry as DNA, to provide marketing, distribution and related services for independent record labels. In January 1997, we acquired our joint venture partner's interest in DNA, which now forms the largest component of our Independent Distribution Group.


We generate most of our revenue from the sale of music and video. We also receive revenue from providing certain services to customers such as direct-to-consumer fulfillment and licensing our proprietary databases of product information. Incremental revenues, which represent under two percent of our net sales, include direct-to-consumer fulfillment fees, sales of publications, fees for applying retailers' customized stickers, preparation of videos for rental and restocking fees. Our direct-to-consumer fulfillment customers reimburse us for our shipping costs. Returns from our customers and to our suppliers occur in the ordinary course of our business. Accordingly, sales and cost of goods sold are recorded net of estimated returns and allowances. See "Business - Suppliers" and "Business - Customers."



Our fiscal year is a 52 or 53 week period ending on the Saturday nearest to March 31. Our three most recently completed fiscal years ended March 30, 1996, March 29, 1997 and March 28, 1998. Each such fiscal year contained a 52 week period. Fiscal 1999 will be a 53 week period. The following table sets forth net sales of each of our three principal business groups for fiscal 1996, 1997 and 1998 and for the nine months ended December 1997 and 1998. Intercompany sales consist primarily of sales of music by the Independent Distribution Group to full-line distribution and the New Media Group.

                                      ---------------------------------------------------------
                                                                          NINE MONTHS ENDED
                                               FISCAL YEARS            ------------------------
                                      -------------------------------     DEC. 27,     DEC. 26,
DOLLARS IN THOUSANDS                       1996       1997       1998         1997         1998
                                      ---------  ---------  ---------  -----------  -----------
Full-line distribution..............  $ 152,235  $ 184,721  $ 520,465     $385,465     $489,645
New Media...........................      4,322      8,319     30,316       17,642      113,013
Independent Distribution............          -      6,626     45,685       33,415       41,026
Intercompany sales..................          -       (435)   (12,974)     (9,242)     (12,582)
                                      ---------  ---------  ---------  -----------  -----------
  Total net sales...................  $ 156,557  $ 199,231  $ 583,492     $427,280     $631,102
                                      ---------  ---------  ---------  -----------  -----------
                                      ---------  ---------  ---------  -----------  -----------


Revenue growth through the periods presented has been due primarily to increases in unit volumes sold rather than price increases. Cost of goods sold is comprised almost entirely of the average cost of product purchased. Supplier incentives (including cash discounts, returns incentives, rebates and net advertising support), freight expense and inventory carrying costs are included in cost of goods sold, although in the aggregate these items represent a very small portion of total cost of sales. The mix of product sales among higher margin sales relative to lower margin sales is the most significant factor affecting gross margins. The video distribution business typically generates lower gross margins than the music business. Factors that can contribute to gross margin fluctuations on a quarterly basis also include:


    - the percentage of New Media customers for which we perform direct-to-customer fulfillment

    - the percentage of lower margin, higher volume hits versus catalog product sold in a given quarter

    - competitive pricing conditions

    - the level of product discounts, rebates and advertising support from our vendors

    - changes in freight costs

In the mid-1990's, our music distribution business was hurt by our largest competitor pursuing an aggressive pricing strategy to gain market share. This price competition negatively impacted both margins and sales. Simultaneously, we recognized that to compete effectively in a competitive pricing environment we needed to increase our scale, efficiencies and capabilities. Beginning late in fiscal 1995, we undertook several actions to support future growth:

    - significant investments were made to develop and install advanced information systems and automated equipment in our California distribution center

    - senior executives were added in key areas, and sales and marketing, information systems and administrative support staffs were expanded

    - we enhanced our product information databases


As a result, selling, general and administrative expenses increased at a faster rate than revenues in fiscal 1996 and 1997. We believe this infrastructure development, along with the investment in the LDC and the planned move of our California distribution center to a larger nearby facility, provide the capacity for growth in all lines of our business. In addition, while the pricing environment for music and video remains competitive, we believe that market conditions in our business have stabilized in the last year except for video full-line distribution.



Our selling, general and administrative expenses are comprised primarily of salaries and benefits. They also include rent expense, depreciation, amortization and other items. Such expenses have increased in absolute dollars with our growth in net sales and are expected to continue to do so. Over time we would expect the increase in selling, general and administrative expenses generally to vary proportionally with the increase in net sales. These expenses can be expected to increase as a percentage of sales in periods immediately following the building of our infrastructure and to decrease as a percentage of sales in periods in which we are growing faster than we are adding infrastructure.



We intend to relocate our California distribution center to a nearby larger facility this year. We expect to lease this new facility and to retain the existing space. The move is expected to be completed in phases during the first and second quarters of fiscal 2000. This move will increase our rent expense by approximately $800,000 per year. We expect to incur additional labor costs and other expenses in connection with this relocation.


Operating income increases are greater than net sales increases in years when no additional investments in infrastructure are necessary to support increased volumes.

RESULTS OF OPERATIONS

The following discussion is based on the historical results of operations for fiscal 1996, 1997 and 1998 and the nine months ended December 1997 and 1998. We engaged in a number of acquisitions during this period that enabled us to achieve scale efficiencies, add product lines, acquire data and strengthen our relationship with certain customer segments and suppliers. Because each acquisition was accounted for as a purchase, the results of the acquired companies are included in our results of operations from the date of acquisition. These acquisitions included:

    - certain assets of four regional full-line music distributors in Indianapolis, Omaha, Baltimore and Connecticut in June, July and November 1996 and December 1997, respectively

    - a music database and the rights to publish two music publications from Stereophile, Inc. in December 1996

    - the remaining 50% interest in DNA in January 1997 (the original investment in the DNA joint venture was made in September 1994 and was accounted for on the equity method)

    - the Star acquisition in May 1997

The following table sets forth certain operating data as a percentage of net sales for fiscal 1996, 1997 and 1998 and the nine months ended December 1997 and 1998.


                                           -----------------------------------------------------------
                                                                                NINE MONTHS ENDED
                                                    FISCAL YEARS            --------------------------
                                           -------------------------------   DEC. 27,      DEC. 26,
                                                1996       1997       1998       1997          1998
                                           ---------  ---------  ---------  ------------  ------------
Net sales................................      100.0%     100.0%     100.0%     100.0%        100.0%
Gross profit.............................       12.0       11.8       11.5       11.0          11.1
Selling, general and administrative
  expenses...............................        9.0       10.3        9.6        9.2           8.8
Operating income.........................        3.0        1.5        1.9        1.8           2.3
Net income...............................        0.9%       0.3%       0.4%       0.4%          0.5%

SUPPLEMENTAL DATA
EBITDA...................................        3.2%       2.3%       2.6%       2.5%          2.9%


NINE MONTHS ENDED DECEMBER 1998 COMPARED TO NINE MONTHS ENDED DECEMBER 1997

Our net sales increased $203.8 million, or 48%, from $427.3 million in the nine months ended December 1997 to $631.1 million in the nine months ended December 1998.

Full-line distribution sales increased $104.1 million, or 27%, from $385.5 million to $489.6 million. Approximately $32.5 million of this increase was attributable to the inclusion of nine months of video sales in 1998 compared to seven months in 1997 as a result of the Star acquisition. In addition, the release of the TITANIC video and growth of DVD sales increased video sales in 1998. Net sales of TITANIC were approximately $21 million in 1998. The balance of the growth was attributable to increased sales to existing and new full-line distribution customers.

New Media sales increased $95.4 million, or 542%, from $17.6 million to $113.0 million due to (a) the addition of Amazon.com as a new customer, (b) increased sales by our on-line customers and (c) the addition of other new customers.

Independent Distribution sales increased $7.6 million, or 23%, from $33.4 million to $41.0 million due to (a) the acquisition of new labels, (b) increased sales to our full-line distribution and New Media divisions and (c) successful marketing of existing labels and artists.


Our gross profit increased $23.1 million, from $46.9 million to $70.0 million, with gross margin increasing from 11.0% to 11.1%. Margins increased primarily because of the relatively faster growth rate in New Media and full-line audio sales, which have higher margins than full-line video sales.



In the nine months ended December 26, 1998, customer returns reserves, representing the gross profit associated with product expected to be returned, increased $2.8 million from $3.7 million to $6.5 million primarily due to increased sales.

Selling, general and administrative expenses increased $16.5 million, or 42%, from $39.2 million to $55.7 million primarily as a result of sales growth. Salaries and benefits increased during 1998 as this period included the full nine months of the Star operations. In addition, we added employees with the opening of the LDC, and also added staff in our California distribution center. Our rent expense increased as a result of the Star acquisition and the opening of the LDC, and we also incurred certain other costs in connection with the LDC's opening. Depreciation and amortization also increased in 1998, primarily due to the Star acquisition and further development of our infrastructure. Other selling, general and administrative costs also grew as a result of costs associated with closing designated video sales offices and distribution facilities. Our bad debt reserve increased by approximately 0.6% of net sales reflecting the increase in our bad debt reserve primarily for our video customers prompted by the bankruptcies of a small number of these customers and the deteriorating financial condition of some others. Selling, general and administrative expenses for the nine months ending December 26, 1998 also include approximately $0.6 million for the write off of offering costs.



Selling, general and administrative expenses declined as a percentage of sales from 9.2% to 8.8% due primarily to:



    - lower general and administrative costs as a percentage of sales for full-line video distribution as compared to full-line music



    - our ability to take advantage of our investment in our infrastructure to grow full-line music distribution and New Media sales without the requirement of proportionate increases in our personnel and facilities.


Interest expense increased $3.0 million, or 67%, from $4.5 million to $7.5 million due to (a) growth in working capital associated largely with increased sales and the LDC, (b) the Star acquisition and (c) investment in systems and in the LDC. Partially offsetting these factors was a reduction of our average interest rate from 8.9% in 1997 to 7.6% in 1998.


Our effective tax rate increased from 40.3% to 41.8% primarily due to the write off of deferred offering costs for book purposes, which will not be deductible for tax purposes, offset by the true-up of prior year tax returns which resulted in a decrease in the tax provision of $135,000 in the nine months ended December 26, 1998.


In May 1998, termination fees from refinancing our revolving credit facility resulted in an extraordinary loss of $723,000 (net of income taxes).


Net income increased $1.3 million from $1.9 million to $3.2 million.


FISCAL 1998 COMPARED TO FISCAL 1997

Our net sales increased $384.3 million, or 193%, from $199.2 million in fiscal 1997 to $583.5 million in fiscal 1998.

Full-line distribution sales increased $335.7 million, or 182%, in fiscal 1998. Approximately $234 million of this increase was attributable to the video distribution business acquired from

Star. Approximately $102 million was attributable to growth in full-line music distribution, representing a 55% growth rate in this business from fiscal 1997 to fiscal 1998. This growth was due to increased sales to existing customers and the addition of new customers.


New Media sales increased $22.0 million, or 264%, in fiscal 1998 due to (a) the overall growth of on-line sales to existing on-line customers and (b) the addition of new customers.

Independent Distribution sales increased $39.1 million, or 589%, from $6.6 million in fiscal 1997 to $45.7 million in fiscal 1998. This growth primarily was due to (a) the acquisition of the remaining 50% interest in DNA in the fourth quarter of fiscal 1997 (fiscal 1998 includes net sales for a full year versus two months in fiscal 1997) and (b) successful marketing and new labels which provided strong growth in sales of independent labels.


Our gross profit increased $43.3 million, from $23.5 million in fiscal 1997 to $66.9 million in fiscal 1998, with gross margin declining slightly from 11.8% to 11.5%. The changes in margin were impacted by changes in product and customer mix and increases in reserves for obsolete inventory. The average cost of product sold increased due to our entry into the video business with lower gross margins. A portion of the video increase was offset by gross margin gains associated with the growth in our New Media and Independent Distribution Groups.



Inventory reserves increased $1.2 million or 0.2% of net sales due to the inclusion of DNA for twelve months in 1998 compared to two months in 1997. Inventory obsolescence is typically higher in independent distribution than in full line distribution as a function of the relative growth in the independent distribution of smaller, less financially stable labels.



Customer returns reserves increased $2.1 million from $1.6 million to $3.7 million. This increase was primarily due to increased sales.



Selling, general and administrative expenses increased $35.3 million, or 171%, from $20.6 million in fiscal 1997 to $55.9 million in fiscal 1998. Salaries and benefits increased in fiscal 1998 primarily as a result of the Star acquisition and personnel increases to support the growth in New Media and Independent Distribution sales. Our rent expense increased as a result of the facilities we acquired in the Star acquisition. Depreciation and amortization also increased in fiscal 1998, primarily due to the Star acquisition and continued investment in infrastructure. Selling, general and administrative costs also grew as a result of costs associated with planning and preparing for the opening of the LDC. Selling, general and administrative expenses also included $800,000 of offering costs that were written off.



Our allowance for doubtful accounts and receivable reserves increased 0.5% of net sales due primarily to the bankruptcy of three video customers, the deteriorating financial conditions of other customers and collection complications associated with the Star acquisition.



Selling, general and administrative expenses declined as a percentage of sales from 10.3% in fiscal 1997 to 9.6% in fiscal 1998.


Interest expense increased from $1.7 million in fiscal 1997 to $6.6 million in fiscal 1998, reflecting borrowings incurred to fund the Star acquisition, growth in working capital and investments in systems and the LDC.

Net income increased by $2.0 million from $611,000 in fiscal 1997 to $2.6 million in fiscal 1998 as a result of these factors.


FISCAL 1997 COMPARED TO FISCAL 1996

Our net sales increased $42.6 million, or 27%, from $156.6 million in fiscal 1996 to $199.2 million in fiscal 1997.

Full-line distribution sales increased $32 million, or 21%, primarily due to (a) the opening of an East Coast sales office and the hiring of additional sales and marketing representatives and (b) the acquisition of customer lists from three regional full-line distributors.

A reduction of approximately $29 million in sales to two of our largest customers in fiscal 1997 partially offset these factors. We believe that sales to these customers declined because we were unwilling to reduce our prices enough to compete with the aggressive pricing strategy adopted by our competitor, Alliance Entertainment.

New Media sales increased $4 million, or 92%, due to (a) the overall growth of on-line sales to existing on-line customers and (b) the addition of new customers.

Independent Distribution sales were $6.6 million in fiscal 1997 due to the acquisition of the remaining 50% of the DNA business in January 1997.


Our gross profit increased $4.8 million, from $18.7 million for fiscal 1996 to $23.5 million for fiscal 1997. However, gross margin decreased from 12.0% in fiscal 1996 to 11.8% in fiscal 1997. This decline was primarily due to price competition in full-line distribution.



These factors more than offset changes in our product mix that otherwise would have improved gross margins, including (a) the effects of our January 1997 acquisition of the remaining 50% ownership interest in the DNA joint venture and
(b) growth in New Media sales.



Customer returns reserves increased $1.3 million from $300,000 to $1.6 million due primarily to the higher returns associated with DNA sales.



Selling, general and administrative expenses increased $6.6 million, or 47%, from $14.0 million for fiscal 1996 to $20.6 million for fiscal 1997. Salaries and benefits increased during fiscal 1997 primarily due to the development of the Schwann publications, Valley Entertainment, the LDC and the East Coast sales office. Our rent expense increased as we commenced leasing a large new computer in July 1997. Depreciation and amortization increased due to amortization of goodwill related to acquisitions completed in fiscal 1997.


Interest expense increased from $1.3 million in fiscal 1996 to $1.7 million in fiscal 1997 due to higher outstanding balances under our previous credit facility. The higher outstanding balances are attributable to working capital needs, capital investment and acquisitions associated with our growth.

Net income decreased from $1.5 million in fiscal 1996 to $611,000 in fiscal 1997 as a result primarily of the decline in operating income and the increase in interest expense.

LIQUIDITY AND CAPITAL RESOURCES

Our capital requirements relate primarily to working capital, the expansion of our operations to accommodate sales growth, and the funding of acquisitions. Our working capital needs are seasonal and typically peak in the second and third fiscal quarters due to increases in inventories purchased for the holiday selling season and extension of credit terms to certain customers. We maintain significant inventory levels to fulfill our operating commitment to carry a deep catalog of music and video skus. Inventories generally can be returned to suppliers. Historically, we have financed our cash requirements primarily from short-term bank borrowings and cash from operations.

Net cash used in operating activities of $5.5 million in fiscal 1996 was primarily attributable to increases of $4.0 million in accounts receivable and $2.3 million in inventories and a decrease of $3.1 million in accounts payable.

Net cash provided by operating activities of $12.9 million in fiscal 1997 was primarily attributable to an increase of $33.5 million in accounts payable, partially offset by increases of $15.4 million in accounts receivable and $9.4 million in inventories.


Net cash used in operating activities of $13.9 million in fiscal 1998 was primarily attributable to increases of $43.5 million in accounts receivable and $31.4 million in inventories. These were partially offset by an increase in accounts payable of $51.7 million.



Net cash used in operating activities of $23.5 million in the nine months ended December 27, 1997 consisted primarily of increases of $88.3 million in accounts receivable and $36.5 million in inventories. These were partially offset by an increase in accounts payable of $93.6 million.



Net cash used in operating activities of $45.8 million in the nine months ended December 26, 1998 consisted primarily of increases of $121.3 million in accounts receivable and $123.7 million in inventories. These were partially offset by an increase in accounts payable of $185.0 million.


The large increases in the components of working capital in fiscal 1997 and 1998 were a result of overall growth in sales. In fiscal 1998 and the nine month period ended December 27, 1997, these increases were also a result of the Star acquisition. Increases in receivables and inventories in the nine month periods ended December 27, 1997 and December 26, 1998 were also due to high sales volume occurring in the holiday period. In addition, for the nine month period ended December 26, 1998, working capital was increased by sales to Wherehouse Entertainment.

Net cash used in investing activities was $1.8 million, $12.3 million and $37.6 million for fiscal 1996, 1997 and 1998, respectively. Cash used in fiscal 1996 consisted primarily of $1.7 million of investments in property and equipment for our California distribution center. Cash used in fiscal 1997 consisted of $9.3 million for business and net asset acquisitions completed during that year, and $2.9 million for property and equipment acquisitions, primarily for system enhancements. Cash used in fiscal 1998 consisted of $33.1 million for business and net asset acquisitions, primarily the Star acquisition, and $4.3 million for property and equipment acquisitions.

Cash used in investing activities has increased in each of the past two fiscal years because of increasing investments in fixed assets and technology required to facilitate overall sales growth. Net cash used in investing activities was $6.2 million in the nine months ended December 26, 1998, consisting primarily of purchases of property and equipment at the LDC. We anticipate capital expenditures in fiscal 1999 to be substantially above fiscal 1998 levels, primarily as a result of the completion of the LDC and the continued integration of Star's business.


Financing activities provided net cash of $7.3 million in fiscal 1996, used net cash of $359,000 in fiscal 1997, and provided net cash of $50.5 million in fiscal 1998. Cash provided from financing activities in fiscal 1996 consisted primarily of additional borrowings under our previous credit facility to fund increased working capital requirements. The fiscal 1997 amount was primarily a result of the repurchase of common stock for $554,000. Cash provided from financing activities in fiscal 1998 consisted primarily of additional borrowings under our previous credit facility to fund the Star acquisition and working capital requirements generated by our overall sales growth. Cash provided by financing activities in the nine months ended December 26, 1998 was $52.4 million and consisted primarily of additional borrowings under our credit facility to fund increased working capital requirements.


Our credit facility provides for borrowings up to the lesser of $200.0 million or the amount of collateral availability. Collateral availability is limited to certain percentages of eligible inventory and accounts receivable, subject to certain limitations as to video and DNA inventories. The credit facility bears interest, at our election, of either the prime rate plus a margin of 0% to 0.5% or the Eurodollar Rate plus a margin of 2.0% to 2.75%, subject to monthly adjustments and certain terms and conditions as stated in the credit facility.

Borrowings under the credit facility are secured by all eligible accounts receivable, inventory, certain equipment and other tangible property. The credit facility expires on May 21, 2001 and renews annually thereafter unless notice is given by either party. The credit facility contains various covenants, including among other things, compliance with:

    - adjusted net worth requirements

    - restrictions on sales of assets, consolidations, mergers, and dissolution

    - limitations on encumbrances, indebtedness, loans, investments, and guarantees

    - limitations on payment of cash dividends and redemptions

We believe that our cash on hand, together with our cash flow from operations, borrowing availability under the credit facility and the net proceeds from this offering, will be sufficient to meet our operating and capital requirements through fiscal 2000. We intend to use the net proceeds of the offering to repay a portion of the outstanding balance under the credit facility.

Our future operating and capital requirements, however, will depend on numerous factors, including without limitations, growth of the business, additional infrastructure needs, potential acquisitions and/or joint ventures and future results of operations.


SEASONALITY IN OPERATING RESULTS

Our quarterly net sales and operating results have varied significantly in the past and will likely continue to do so in the future as a result of seasonal variations in the demand for music and video. Historically, our sales are highest during the third fiscal quarter (the holiday season) and returns are highest during the fourth fiscal quarter. Due to this seasonality, we typically experience significant changes in cash flows and capacity needs during the year, with the heaviest credit needs and highest capacity requirements typically occurring during the third fiscal quarter.

NEW ACCOUNTING STANDARDS

See Note 2 to our consolidated financial statements for a discussion of the impact of:


    - Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segment Reporting of an Enterprise and Related Information, which we will adopt in fiscal 1999


    - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which will be adopted by us in fiscal 2001

YEAR 2000 MATTERS


The year 2000 issue has arisen as a result of computer programs being written using two digits rather than four to define the applicable year. Certain information technology systems and their associated software, and certain equipment that uses programmable logic chips to control aspects of their operation, commonly referred to as embedded chip equipment, may recognize "00" as a year other than the year 2000. Some information technology systems and embedded chip equipment used by us and by third parties who do business with us contain two-digit programming to define a year. The year 2000 issue could result, for us and for others, in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or to engage in other normal business activities. These projects generally relate to improvements ranging from adding additional value-added services to cost saving improvements.


READINESS FOR YEAR 2000

We are addressing year 2000 issues relating to:


    - information technology systems and embedded chip equipment used by us


    - third parties who do business with us that are not prepared for the year 2000

    - contingency planning

We use a variety of information technology systems, internally developed and third-party provided software and embedded chip equipment. For these information technology systems, software and embedded chip equipment, we have divided our year 2000 efforts into four phases:



    (1) identification and inventorying of information technology systems and embedded chip equipment with potential year 2000 problems


    (2) evaluation of scope of year 2000 issues for, and assigning priorities to, each item based on its importance to our operations

    (3) remediation of year 2000 issues in accordance with assigned priorities, by correction, upgrade, replacement or retirement

    (4) testing for and validation of year 2000 compliance on an application and enterprise-wide basis


We have categorized as "mission critical" those information technology systems and embedded chip equipment whose failure would cause cessation of operations or significant detrimental financial impact on us. Phases (1) and (2) are complete across all "mission critical" business functions and locations. All mission critical information technology systems and embedded chip equipment are currently in phase (3) or (4). We will conduct a comprehensive program of integration testing of internal systems in order to ensure that all systems still work together properly and without year 2000 problems. This integration testing will occur in August 1999.



Our operations are also dependent on the year 2000 readiness of third parties that do business with us. In particular, our information technology systems interact with commercial electronic transaction processing systems of customers. In addition, we are dependent on third-party suppliers of infrastructure elements such as telecommunications services, electric power, water and banking facilities. We do not depend to any significant degree on any single merchandise supplier or upon electronic transaction processing with individual vendors for merchandise purchases.


We have identified and initiated formal communications with key third parties to determine the extent to which we will be vulnerable to such parties' failure to resolve their own year 2000 issues. As a follow-up, we plan to determine whether our customers and suppliers are taking appropriate steps to achieve year 2000 readiness and ensure continued functioning in accordance with our business needs. We are assessing our risks with respect to failure by third parties to be year 2000 compliant and intends to seek to mitigate those risks. We are also developing contingency plans, discussed below, to address issues related to third parties we determine are not making sufficient progress toward becoming year 2000 compliant.

COSTS


We estimate that our information technology systems and embedded chip equipment will be year 2000 compliant by August 1999. Aggregate costs for work related to year 2000 efforts currently are anticipated to total approximately $3.3 million. Costs of $364,000 and $253,000 were incurred and expensed in fiscal 1998 and in the nine months ended December 26, 1998, respectively. These costs related entirely to modifications of existing software and represented 5% and 3% of the information technology budgets for the respective periods.

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Of the remaining portion of our aggregate estimated year 2000 costs, approximately $100,000 will be incurred in the fourth quarter of fiscal 1999 and approximately $2.6 million will be incurred in fiscal 2000. Approximately $1.3 million of the remaining year 2000 costs are expected to be for capital investments in new systems and applications. We anticipate that 10% of our fiscal 2000 information technology budget will be used for year 2000 remediation. We anticipate our remaining year 2000 costs to be incurred in the following percentages among the following types of remediation:


    - 14% on modifications to existing software

    - 16% on conversions to new software

    - 70% on remediation of embedded chip equipment


Certain information technology projects have been deferred and will continue to be deferred as a result of the personnel we are devoting to our year 2000 remediation efforts. These projects relate to potential operational enhancements such as additional value-added services and cost cutting projects. We do not believe that the delay in these information technology projects will have a material adverse affect on our financial condition or results of operations.


Our estimate of the costs of achieving year 2000 compliance and the date by which year 2000 compliance will be achieved are based on our best estimates, which were derived using numerous assumptions about future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved, and actual results could differ materially from these estimates. Specific facts that might cause such material differences include the availability and cost of personnel trained in year 2000 remediation work, the ability to locate and correct all relevant computer codes, the success achieved by our customers and suppliers in reaching year 2000-readiness, the timely availability of necessary replacement items and similar uncertainties.

RISKS


We expect to implement the changes necessary to address the year 2000 issue for information technology systems and embedded chip equipment we use. We presently believe that, with modifications to existing software, conversions to new software, and appropriate remediation of embedded chip equipment, the year 2000 issue with respect to our information technology systems and embedded chip equipment is not reasonably likely to pose significant operational problems for us. However, if unforeseen difficulties arise, such modifications, conversions and replacements are not completed timely, or our customers' or suppliers' systems are not modified to become year 2000 compliant, the year 2000 issue may have a material impact on our results of operations and financial condition.


Presently, we are unable to assess the likelihood that we will experience significant operational problems due to unresolved year 2000 problems of third parties that do business with us. Although we have not been put on notice that any known third party problem will not be timely resolved, we have limited information. No assurance can be made concerning the year 2000 readiness of third parties. The resulting risks to our business are very difficult to assess due to the large number of variables involved.

If third parties fail to achieve year 2000 compliance, year 2000 problems could have a material impact on our operations. Similarly, there can be no assurance that we can timely mitigate its risks related to a third party's failure to resolve its year 2000 issues. If such mitigation is not achievable, year 2000 problems could have a material impact on our operations.

The worst case year 2000 scenarios that we believe are reasonably likely to occur would involve:

    - disruption in utilities, transportation and communication

    - disruption to commerce between us and third parties

CONTINGENCY PLANS

We presently believe that the most reasonably likely worst-case year 2000 scenarios would relate to the possible failure in one or more geographic regions of third party systems over which we have no control and for which we have no ready substitute, such as, but not limited to, power and telecommunications services. We have in place a business resumption plan that addresses recovery from various kinds of disasters, including recovery from significant interruptions to data flows and distribution capabilities at our major data systems centers and major distribution centers. We are using that plan as a starting point for developing specific year 2000 contingency plans, which will emphasize locating alternate sources of supply, methods of distribution and ways of processing information.

We anticipate this contingency planning will prepare our business for disruptions but will not protect us fully from commercial impact. We are currently initiating the following efforts:

    - prioritizing all hardware, software and services across the enterprise

    - developing contingency plans for top priority items, including:

       - building an inventory of hardware and spare parts

       - procurement of generators

       - identification of alternatives for transportation of product and communications with business partners

       - increasing staff on call and on the job at the end of 1999 and beginning of 2000

We expect our year 2000 contingency plans will be substantially complete by June 1999. However, there can be no assurance that we will be able to complete our contingency planning on that schedule.

                                    BUSINESS


We are a leading full-line distributor of music and video entertainment products. Our retail customers include Best Buy, CVS, Toys R Us and Wherehouse Entertainment as well as thousands of other retailers. We distribute product to more than 6,500 retailers operating over 36,000 traditional storefronts. We also provide product, data and value-added services to approximately 100 music and video Internet retailers, including Amazon.com, Inc., CDnow, Inc., DVD Express, Inc. and N2K Inc. With our advanced systems, technology and proprietary databases, we act as a partner to music and video suppliers and retailers in the $28.8 billion domestic music and video retail market. We enable music and video suppliers to more effectively reach a fragmented retail market and provide value-added services to our customers and suppliers. The National Association of Recording Merchandisers, commonly referred to as NARM, recognized us as best in our class for each of the past five years. NARM is a major music industry trade organization comprised of more than 1,000 member companies, including all of the major labels and a large number of independent labels, independent distributors and retailers. NARM is the only industry organization that gives awards to music distributors.



We have developed our proprietary databases, as well as our distribution and data collection systems to handle a "deep catalog" of more than 250,000 stock keeping units, commonly referred to as skus, efficiently. In addition, we have developed state-of-the-art fulfillment centers to ship very small orders directly to customers ordering via on-line music retailers as well as large, complex orders from traditional retailers. Our advanced systems are the result of 13 years of ongoing investments and operating refinements as well as the commitment of approximately 130 technology professionals dedicated to maintaining and enhancing these systems and databases. Further, we believe our systems and deep catalog uniquely position us to capitalize on new growth opportunities.


We have benefited from retailers' efforts to outsource certain of their distribution and purchasing functions. The music and video industries are offering and consumers are demanding a growing product selection from thousands of individual studios and labels. This demand for a larger variety of titles has been particularly illustrated by Internet retailers who differentiate themselves from traditional stores by advertising the breadth of their "virtual" selections. It is inefficient for many retailers to manage the large number of supplier relationships necessary to satisfy their customers. Accordingly, retailers turn to product aggregators such as Valley to simplify their own operations and reduce costs. We believe we differentiate ourselves by our commitment to a deep selection of music and video skus and our ability to offer value-added systems, data and other capabilities.

New Media, our Internet sales, support and data division, is our fastest growing business and represents $61.9 million, or 22%, of net sales for the fiscal quarter ended December 1998. New Media net sales grew from $17.6 million for the nine months ended December 1997 to $113.0 million for the same period in 1998. According to Forrester Research, Inc., domestic on-line sales of physical music and video product (at retail) are expected to grow from approximately $338 million in 1998 to $3.8 billion in 2003. Through our proprietary systems, technology and deep catalog commitment, we are positioned to offer a set of value-added services that meet the specialized needs of this growing retail channel.

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
We have partnered with on-line retailers by providing them with our proprietary product databases. These databases contain data on title availability, trade information, track information and other data enabling the on-line retailer to offer its customers the ability to sort and search an extensive catalog for the items they wish to purchase. This capability is particularly important for on-line retailers as industry sources have observed that Internet customers buy a higher proportion of deep catalog product relative to "hits" than do storefront shoppers. We intend to further enhance and develop our capabilities and value-added services for the on-line retail channel.

As a full-line distributor, we also play a key role in the delivery of music and video to traditional retailers. In fiscal 1998, we aggregated and distributed music and video product from all of the major, and many of the independent, labels and studios. By partnering with us, a retailer can increase sales and profitability while simultaneously reducing investment in inventory, facilities and personnel. Our independent traditional storefront customers generally rely on us to provide most, if not all, of their product requirements. On the other hand, large chains frequently have their own distribution centers to acquire product directly from the major labels and studios, but generally stock only higher velocity skus. Accordingly, we serve the chains' special needs for deep catalog product, independent product (as an aggregator of hundreds of small suppliers), special orders and emergency replenishment.


After identifying an opportunity to apply our expertise in music distribution to video, we entered the video distribution business through the Star acquisition. We intend to capitalize on the growth in video product priced for sale to end users, commonly referred to as sell-through video, and the introduction of new physical formats such as DVD. We are taking advantage of our technology, deep catalog, and operational capabilities to provide value-added services to video customers in order to differentiate ourselves in the market place and increase sales and market share.


Our Independent Distribution Group leverages our full-line distribution capabilities and gives us the opportunity for higher gross margin sales. The Independent Distribution Group consists primarily of DNA, an independent distribution company. It also includes Valley Entertainment, a music label. DNA provides marketing and logistical support to independent music labels.

INDUSTRY OVERVIEW


The domestic music and video markets generated retail sales of approximately $28.8 billion in 1997, of which $12.0 billion represented music sales, $7.6 billion represented video sales and $9.2 billion represented video rentals. These markets feature a dynamic mix of products. For example, during fiscal 1998, we added approximately 52,425 audio skus and deleted approximately 33,095 audio skus from our inventory. We believe that most of these additions and deletions represent skus that have been added to or removed from the marketplace. The increase in sku count adds inventory costs and amplifies the need for management and systems sophistication. While retailers acquire music and video product through a variety of direct channels, we estimate that more than 25% of the music and video sold at retail each year reaches retailers through full-line distributors, vendor managed inventory firms or other intermediaries.


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
Music and video are produced and supplied by a complex network of labels, studios and distribution companies. Five large record companies and their distribution companies, commonly referred to as the major labels, and six large film studios and their distribution companies, commonly referred to as the major studios, produce and supply products that represent approximately 85% of sales in the music industry and 70% of sales in the video industry. The major labels (and their respective distribution groups) are:

    - Time Warner Inc. (WEA)

    - The Seagram Company, Ltd. (Universal Music and Video Distribution)

    - Bertelsmann AG (BMG Distribution)

    - Sony Corp. (Sony Music Distribution)

    - Thorne-EMI plc (EMI Distribution)

The major studios (and their respective distribution groups) are:

    - The Walt Disney Company (Buena Vista Home Entertainment)

    - Time Warner Inc. (Warner Home Video)

    - Sony Corp. (Columbia Tri-Star Home Video)

    - News Corporation (Twentieth Century Fox Home Entertainment)

    - Viacom Inc. (Paramount Home Video)

    - The Seagram Company, Ltd. (Universal Music and Video Distribution)

The balance of music and video is produced by thousands of independent labels and studios that either sell their product directly or, in the case of music, distribute through one of the major labels or an independent distribution company, such as DNA.

Full-line distributors help music and video suppliers reach the full retail spectrum without assuming the burden of entering into supplier relationships with thousands of retailers. This retail network is diverse and evolving and includes:

    - sole proprietor music and video specialty stores

    - national and regional specialty chains

    - diversified consumer electronic, home entertainment, drug, grocery and toy stores

    - mass merchandisers

    - on-line retailers offering music and video over the Internet

Full-line distributors actively market product to these retailers and assume a substantial portion of the order processing, credit management, collections and returns processing logistics that would otherwise be the responsibility of the suppliers.

Most independent retailers rely on full-line distributors to supply the majority of their product. Many large chains and some of the largest independent retailers buy most of their higher volume products directly from the major labels and major studios, collectively referred to as the majors, and the larger independent labels and studios. They rely on full-line distributors for the balance of their inventory. By outsourcing a portion of its distribution function to a full-line distributor, a retailer can reduce its investment in inventory, facilities and personnel while increasing sales with reliable, just-in-time delivery. We believe that a full-line distributor that can make prompt deliveries of slower moving, but often higher margin, skus is particularly valuable to retailers. The sophisticated full-line distributor can also provide value-added services that reduce costs and increase efficiency for retailers such as stickering, sorting, box coding and providing current industry information and product data.

On-line retailers are currently the fastest growing retail channel. Following the growth in sales of music over the Internet, many companies have started selling videos over the Internet. Many of the largest music and video Internet retailers have outsourced their customer fulfillment processes rather than commit the capital and managerial resources required to develop this capability internally. Internet retailers also generally have relied on accurate and reliable data from third parties to build their product information and ordering systems. We believe that a full-line distributor with deep catalog, strong systems, value-added fulfillment services and data integrity is well positioned to serve such retailers and participate in the growth of on-line music and video retailing.

The current music and video retail industries are very competitive. Many retailers are demanding a higher level of service from full-line distributors, including extensive deep catalog (in stock), faster delivery standards and more extensive value-added marketing services. We believe that these demands will become more stringent and the number of items retailers will expect full-line distributors to stock will continue to grow. These increased demands make it ever more difficult for smaller competitors or new entrants in the full-line distribution business to compete effectively. There has been substantial consolidation among full-line distributors over the last decade.

STRATEGY

Our goal is to serve our customers and suppliers more effectively than our competition by offering superior sales and marketing, catalog depth, reliability, data, systems and service. Our strategy includes the following key elements:

EXPAND LEADERSHIP IN SERVING NEW MEDIA MARKETS

We believe our past investment in our systems, data and facilities, as well as the years we have spent developing and refining them, provide us a substantial competitive advantage in serving Internet retailers. We intend to continually improve our service to this market. We have employed a scaleable technology that positions us for growth in the Internet retail market. We plan to add additional data products, system enhancements, value-added services and increased product selection to become an even more valuable partner to the on-line music and video retailer.

STRENGTHEN PROFITABILITY

We intend to leverage our substantial investment in systems and facilities to improve profitability. We plan to pursue further growth in all lines of our business, through internal growth and acquisitions, to achieve greater scale economies over our fixed cost base. We also expect to increase the efficiency of our video distribution operations by continuing to integrate these operations into the systems, technology and programs developed for music distribution.

STRENGTHEN PARTNERSHIPS WITH SUPPLIERS AND CUSTOMERS

We intend to enhance our traditional distribution capabilities by offering a broader range of cost reducing inventory management alternatives to our customers and to improve the effectiveness of our marketing programs. We work closely with our suppliers and customers to make the distribution channel more effective. Further, we intend to expand our breadth of music and video skus, providing our customers with greater selection.

BUILD INDUSTRY LEADING VIDEO DISTRIBUTION CAPABILITIES

We completed the Star acquisition to apply our expertise in music distribution to video and to capitalize on the expected growth of video demand driven by the Internet, sell-through and the introduction of DVD. We intend to apply our advanced distribution systems and facilities to provide value-added services and deep catalog to video customers to differentiate ourselves in the market and increase sales and market share. Additionally, we intend to exploit cross-selling opportunities of music and video to all segments of our business.

CONTINUE TO INCREASE MARKET SHARE

We intend to continue to grow market share, both through deeper penetration of existing customers and markets and entering new markets. We will seek to displace purchases that retailers currently make directly from the majors by offering innovative programs that enable retailers to benefit from our deep catalog, rapid product delivery and value-added services. We have completed seven acquisitions since June 1996 and will continue to seek out attractive acquisition candidates to build market share. We also will continue to take the initiative in placing product with retailers that have not previously offered music and video and that are offering music and video through new retailing formats.

FULL-LINE DISTRIBUTION

We are the largest full-line music distributor, one of the two largest sell-through video and DVD distributors and one of the nine largest video rental distributors in terms of net sales in the United States. In fiscal 1998, we distributed music and videos to more than 6,500 retailers operating over 36,000 traditional storefronts. Working with Valley, a retailer can increase sales by improving in-stock position while reducing inventory, warehousing and other costs. Suppliers benefit from Valley's ability to distribute their products through the full variety of retail channels. Our competitive advantages among full-line distributors include:

    - advanced systems, databases, and processing technology

    - deep catalog, operating efficiencies, geographical coverage, and economies of scale

    - reliability, knowledgable sales staff and service

We believe these capabilities have positioned us to capture additional market share among full-line distributors in existing and emerging retail channels.

OPERATIONS AND TECHNOLOGY

By combining state-of-the-art information systems and customized distribution center automation equipment, we believe we have developed the most efficient and advanced distribution capabilities in the full-line music and video distribution industry. These capabilities enable us to:

    - maintain a highly reliable inventory management system

    - optimize product purchasing decisions

    - minimize variable order processing costs

    - increase accuracy and speed of order fulfillment

    - provide other value-added services to both suppliers and retailers

Valley has designed its systems to be scaleable and has developed software that can handle multiple warehouses and multiple sorters.

We have devoted substantial resources over the past four years to the development, customization and integration of our advanced information and data systems. Additionally, we employ approximately 130 people dedicated to maintaining and further developing our systems, data and technology. Our fully integrated operations system at our California and Kentucky distribution centers provide us with the capacity to manage an inventory of more than 250,000 skus.


Our inventory system electronically accounts for, manages and maximizes warehouse placement of more than 8.2 million units of inventory in our California distribution center and 10.9 million units in the LDC. The accuracy of the system enables us to rely upon it in place of a wall-to-wall physical inventory count. To maximize distribution center space utilization, incoming products are scanned and located "randomly" within the center utilizing "best fit" logic that considers over 350,000 distinct potential locations in a single distribution center. This logic considers, among other things, the size of the incoming product and shipment as well as available locations within the center.


Using inventory information derived from our systems, we utilize customized inventory replenishment software and purchasing systems to adjust our inventory levels quickly and strategically in response to changes in demand. Our integrated systems evaluate daily inventory levels on each sku and make recommendations regarding the optimal order replenishment based on several factors, including historical seasonal demand, supplier discounts, payment terms, return dates, supplier characteristics, carrying costs and warehouse processing costs. Employing the extensive industry knowledge of our product managers, we manually order new releases and adjust the purchasing system's recommendations to accommodate volatile-demand skus. Since the implementation of our integrated purchasing systems, we have expanded the number of skus offered by 122% while simultaneously optimizing use of the wide variety of discounts, payment terms and other credits and promotions made available by our suppliers.

We have installed high capacity automated sorting equipment and order processing systems in our California and Kentucky distribution centers that reduce labor costs and freight upgrade expenses, increase peak capacity and accuracy and enable us to provide certain automated value-added services that some of our competitors may not be able to provide. For example, retailers can receive shelf-ready product directly at their stores with advance shipping notification of the contents of each box, custom stickers and genre labeling. Customer orders are picked in batches of up to 100 or more, one batch representing one trip through the distribution center. These batches are then placed in an advanced sorting device, which uses high speed laser scanners to separate, sticker and stack individual store orders at speeds of up to 10,000 units per hour. In the more than two years since the implementation of our automated systems, we have simultaneously:

    - reduced operations labor as a percentage of net sales

    - more than doubled the volume of orders filled on a daily basis

    - developed a comprehensive database to manage our expanding inventory breadth

    - decreased reported order fulfillment error rate

Our information systems are an integral part of our operations. We are constantly upgrading these systems and developing new applications. Our primary information system is currently utilized for our audio and video operations in our Woodland and Louisville distribution centers and certain of our smaller facilities. We use an ancillary information system for our video facilities in Massachusetts, New Jersey and Pennsylvania. In stages over the next two years, we intend to integrate this ancillary information system into our primary information system. In addition, we use a separate information system for our vendor managed inventory operations. During 1999, we intend to license software to replace our current vendor managed inventory system. We cannot be certain that the integration or replacement of these systems will be completed as scheduled or without unanticipated costs or operational difficulties.

DEEP CATALOG


We believe we differentiate ourselves with both retailers and suppliers by stocking one of the deepest catalogs of music and video skus of any full-line distributor. As of March 31, 1997, we had an inventory of approximately 205,100 music skus. Currently, our inventory has grown to more than 250,000 skus, approximately 45,600 of which are video skus. By managing deep catalog for many retailers, we believe we can optimize the tradeoff between availability and inventory levels.


We believe marketing and stocking lower volume skus is a key competitive advantage in developing and maintaining relationships with retailers and suppliers. By providing customers an aggregated database describing all of our products, we link suppliers and customers to the thousands of deep catalog skus. Retailers are operating in an intensely competitive environment where their margin on hit titles is constantly under pressure from competitors. On the other hand, the margins attainable on lower volume, deep catalog skus, such as older or less popular titles, are generally higher than the hits. Retailers who do not have access to these skus miss out on the opportunity for higher margin sales. Once a retailer has retained Valley as its supplier for lower volume skus, it is often convenient for that retailer to satisfy other product needs through Valley as well.

PROPRIETARY DATA

Besides serving as the foundation of our traditional distribution operations, our systems also accurately capture, compile and update product data as inventory moves in and out of our fulfillment centers. We utilize this data collection capability to develop a proprietary database, which we license to customers for a fee or as part of a package of services. The data is used by SoundScan, Inc., a leading provider of music and video information, as a backbone for its own systems. It contains over 30 distinct fields of information (e.g., genre, title, suggested retail price, catalog code numbers, first sales date, vendor return dates and parental advisory information), which can be sorted and analyzed by retailers to help them better manage their purchasing and inventory requirements and service their customers. Using SoundSearch, our electronic catalog system, a retailer can access our data from a Windows-based platform and generate electronic data interchange orders without an internal point-of-sale system. As of December 26, 1998, we were licensing our database to over 450 retailers, including most of our New Media customers.

For most music retailers, the task of accurately compiling and updating data regarding the broad range of music products they offer is prohibitively time-consuming and expensive. On the other hand, pure data providers, which do not handle physical music and video inventory daily, face inherent disadvantages compared to full-line distributors in providing immediate and accurate data reflecting changes in prices, suppliers, catalog numbers, UPC codes, deletion information and other fields. Because we already compile and update this data for our full-line distribution business, we maintain data accross a wider sku count than retailers or pure data companies.

NEW MEDIA

Over the past four years, the New Media Group has been our fastest growing business. Net sales grew from approximately $1.6 million in fiscal 1995 to $30.3 million in fiscal 1998. Sales in the quarter ended December 1998 were $61.9 million, which represents a 559% increase compared to the same quarter in 1997.

Our New Media Group provides product and data to the fastest growing segment of the music retail industry, Internet retailers. We fulfill customer orders for many of its Internet retailers by shipping product directly to the individual customer. These retailers have effectively outsourced their inventory procurement and management functions and stock little or no product on their own. Other customers, including Amazon.com, fulfill their own orders, and we provide product to their internal distribution centers on a just-in-time basis. Our New Media Group currently has more than 100 customers, including specialty Internet retailers, such as Amazon.com, CDnow, N2K and DVD Express, record clubs and traditional retailers adding on-line capabilities.

The infrastructure, market channels and supplier relationships developed through our core full-line distribution business are the foundation of our New Media Group. See "Business - Full-Line Distribution." We believe our "First to Market" position and strategic emphasis on data, catalog depth and systems enhancements have enabled us to maintain our leadership position.

COMMITMENT TO DEEP CATALOG

Our deep catalog commitment enables Internet retailers to offer their customers fast, reliable access to an extensive selection of product, without having to take possession of the inventory. Furthermore, industry sources have observed that Internet retail customers buy a higher proportion of deep catalog product relative to hit titles than do shoppers at traditional storefronts. Our Internet retailers rely on our extensive inventory of product offerings to supply the breadth of product selection that Internet shoppers demand.

SUPERIOR PRODUCT DATA

Most Internet retailers served by the New Media Group rely on our proprietary product database to support their product information systems as well as the ordering systems used by their customers. We believe our database is a key building block for Internet retailers' websites because it would be prohibitively expensive for most such retailers to build such a database independently. To supplement this database, and for the greater convenience of retailers and their customers, we recently have introduced two additional data products:

    - audioTRAX, which provides track-by-track information for music skus

    - "stock-on-hand file," which provides current product-availability data for music skus

We intend to continue adding additional data products and enhancements to strengthen our role as an essential partner of Internet retailers, including detailed customer oriented information on all DVD products.

ADVANCED SYSTEMS AND PROCESSING CAPABILITIES

Many Internet retailers require that their fulfillment partner fill a very large number of small orders quickly and accurately and ship them in the name of such retailers at the lowest cost possible. We developed our New Media Group's fulfillment capabilities over a four-year period and incorporated the advanced systems and equipment we had developed to support our full-line distribution business. Furthermore, our New Media Group's systems are scaleable, allowing us to support significant volume growth with low incremental costs.

COMPLETE PACKAGE OF SERVICES

Our New Media Group can provide Internet retailers with tailored services that best meet their particular needs. Such services include:

    - the provision of product data and order fulfillment

    - marketing partnerships

    - complete turn-key packages, encompassing product data, credit card processing, custom labeling and packaging, order fulfillment and returns management

    - monitoring and updating order status several times a day

INDEPENDENT DISTRIBUTION

Our Independent Distribution Group consists of DNA, an independent music distribution company, and Valley Entertainment, a label. Each business was built to leverage our systems and markets. See "Business - Sales and Marketing."

DNA represents approximately 150 independent suppliers and their labels in the United States. DNA assumes marketing responsibilities for these labels and allows them to focus on their creative operations. DNA represents several Grammy winning artists and has marketed and distributed many platinum titles.

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
In seeking marketing services, independent labels may work with distribution companies owned by major labels. However, many independent labels select independent distributors instead of a distribution company owned by a major label because:

    - the label is too small to work with the major labels

    - the label's product mix does not match the major labels' emphasis on higher volume and lower overall sku count

    - several larger independent labels seek to maintain greater control over their distribution than the major labels allow

    - labels are concerned that the major labels will not provide adequate priority to their titles, which may sell in lower volume than the major labels' proprietary hit titles

DNA serves the special needs of each client label and assists it in maximizing its market penetration. In promoting a label's products among retailers and full-line distributors, DNA utilizes its broad understanding of industry activities and its intimate knowledge of the music wholesale and retail marketplaces, developed through close relationships with product managers, operational management and marketing coordinators of many music retailers. In addition, DNA coordinates its sales and marketing efforts with retailers through promotion and publicity of the labels themselves.

We believe DNA's affiliation with our full-line music distribution business provides strategic advantages for DNA and its customers. DNA can capitalize on our extensive network of contacts with music retailers throughout the country, especially the independent retailers which are likely to be more receptive to independent label product than the large chains. DNA also benefits from our expansive knowledge of the music business, which can be important in designing a label's marketing program. Finally, our substantial existing infrastructure affords DNA a level of operational and processing efficiency that would be very difficult for any independent distribution company not affiliated with a full-line distributor to create on its own.

DNA complements our core full-line distribution business in a number of ways:

    - DNA sales increase the volume that passes through Valley's facilities

    - cross-selling DNA and full-line distribution products to their respective retail customers enables us to capture both the independent distribution and wholesale margins on a single sale

    - by seeking out and promoting new and emerging labels, we are better able to understand the trends in the emerging music industry and adjust our full-line distribution business accordingly

Valley Entertainment is a two year old label developed to leverage our markets and capabilities and bring new product to market effectively. Valley Entertainment focuses on licensing and marketing existing product not currently available in the United States. It typically offers relatively modest advances with a greater revenue sharing than many labels.

We are evaluating the possible sale of a controlling interest in, or all of, the Valley Entertainment business to Barnet J. Cohen, the Chairman of our board. Mr. Cohen is the president of Valley Entertainment, which had net revenues in the nine months ended December 26, 1998 of $1.1 million and resulted in a small net loss. Any such sale would not proceed without the approval of the disinterested members of the board, on terms that the board determines to be no less favorable to Valley than could be obtained from independent third parties.

SALES AND MARKETING

A key element of our marketing strategy is the development and maintenance of customer relationships with music and video retailers. This strategy is implemented by a sales and marketing staff consisting of approximately 330 people. We organize our sales efforts around targeted customer groups. Generally, sales to independently owned stores and small chains are serviced by designated commission sales representatives. Smaller independent accounts are serviced by a team of music and video specialists. We have established account management teams to work with the large retail chains, which we refer to as national accounts. New Media Group sales are also conducted through account management teams equipped to meet the special needs of on-line retailers. Our senior management also participates actively in sales and marketing activities.

Our marketing strategy employs the following customized programs and services to further strengthen the partnerships we have developed with our customers and suppliers:

    - customized marketing initiatives

    - new market development

    - advanced vendor managed inventory services

MARKETING INITIATIVES

We employ a number of marketing initiatives to build demand for music and video, both among retailers and end consumers. These initiatives are generally funded by our suppliers to promote their products among retailers and consumers. Marketing initiatives to the music and video retail community include the following:

    - financial incentives, such as product discounts and advertising support

    - in-house publications and web page, containing information that helps retailers stay abreast of current industry developments

    - Schwann publications, which are the oldest and among the most popular classical music reference guides in the United States

Additionally, we have designed marketing programs to increase demand for the products of Valley's suppliers and customers. These include:

    - co-op advertising support from suppliers for print and electronic media advertisements

    - listening stations that we place in certain stores, which allow consumers to select and listen to songs from featured artists

    - point of purchase displays

    - video promotions containing short descriptions and footage of selected current and upcoming video releases, which retailers can play in monitors throughout their stores.

NEW MARKET DEVELOPMENT

Our special markets group develops new markets and channels for its music and video product. Special markets include non-music and video specialty retail stores, libraries, insurance replacement, and public television and radio stations.

ADVANCED VENDOR MANAGED INVENTORY SERVICES


We operate an advanced vendor managed inventory service, commonly referred to as racking, for video retailers that wish to outsource a substantial portion of the inventory management responsibility for their video products. Racking is typically provided to mass merchandise, drug, toy, grocery or other stores not solely dedicated to video. It involves managing the selection and manually stocking the inventory in the retailer's dedicated video space. Racking requires technological sophistication to select optimal product titles and quantities for each storefront and generally entails the management of a substantially lower sku count than is required of a full-line distributor. We are significantly enhancing our vendor managed inventory capabilities and intend to complete the upgrade by the end of 1999.


CUSTOMERS

Given the diversity in the size and operating philosophies of our customers, we provide full-line distribution and New Media services under a range of programs designed to best meet each customer's needs. We describe below our principal dealings with our full-line distribution and New Media customers.

INDEPENDENT MUSIC RETAILERS

Independent music retailers typically do not have sufficient volume to deal directly with the labels and studios, and therefore are supplied by a small number of full-line distributors. For these customers, we are usually the primary or secondary supply source for most or all of their inventory needs.

NATIONAL MUSIC RETAILERS

We have developed different programs to capture the opportunities that are available to provide product to national music retail customers. Through our catalog program, these larger retailers rely on us to provide a range of product, from virtually all of their music selections to certain designated categories of product. They use our special order program to fill customer orders quickly for products that the retailer has elected not to stock. Using our emergency fill program, the retailer can obtain product on a fast turnaround basis. Through our just-in-time replacement program, retailers can outsource some or all of their distribution needs.

SELL-THROUGH VIDEO ACCOUNTS

Our national video chain customers primarily use us to fill their needs for sell-through video. Some of these stores buy product from us that is produced by studios with which the stores have not established a supplier relationship. Others may only carry video on a special promotional basis, such as during holiday periods or to feature a selected hit, and rely on us to supply these promotions. Other customers use our racking services, where we select product mix and provide inventory management and in-store servicing.

VIDEO RENTAL RETAILERS

We also sell video to independent video rental stores as well as chains. For the independent video stores, we typically serve as the primary supplier. For the video rental chains we typically serve as a secondary provider.

INTERNET RETAILERS

We provide Internet retailers with tailored packages of services from which they can select to meet their individual needs. These services range from the provision of product data and order fulfillment to complete turn-key packages.

Set forth below are our largest full-line distribution and New Media customers for the first nine months of fiscal 1999.

------------------------------------------------------------------
NATIONAL MUSIC, VIDEO, AND OTHER  INDEPENDENT MUSIC AND VIDEO
SPECIALTY CHAINS                  SPECIALTY STORES
--------------------------------  --------------------------------
Best Buy Co., Inc.                Amoeba
Camelot                           Blowout Entertainment
Hastings                          Easy Video
Wherehouse Entertainment, Inc.    Fry's Electronics
The Wiz                           Joseph Beth Booksellers

------------------------------------------------------------------
DRUG, GROCERY AND TOY STORES      DEPARTMENT STORES/MASS MERCHANTS
--------------------------------  --------------------------------
CVS/Revco                         BJ's Wholesale Club, Inc.
Pathmark                          Bradlees
RiteAid                           Kohl's
Shoprite                          Noodle Kidoodle
Toys R Us                         Sears
------------------------------------------------------------------
ON-LINE MUSIC RETAILERS           ON-LINE VIDEO RETAILERS
--------------------------------  --------------------------------
Amazon.com                        Amazon.com
Best Buy Co., Inc.                Digital Courier Technology, Inc.
CDnow                             DVD Express
CD World                          NetFlix
N2K                               Reel.com

We believe customer service is an important factor in maintaining and expanding our customer base. We have developed a sophisticated customer service department with an experienced staff of approximately 20 customer service and support professionals, and offer our customers toll-free telephone and facsimile numbers. We have automated certain of the tools used by our customer service and support team members. We intend to actively pursue enhancements and further automate our customer service and support operations.

As is typical of the music and video businesses, we generally do not have long term purchase and sale contracts with most of our full-line distribution customers. We generally deal with these customers on a purchase order basis. We permit our customers to return music and video product subject to certain time limitations that vary based on a number of factors, including the product, price and quantity ordered.

In October 1998, under a contract that expires in June 1999, we began providing a significant distribution function for the Blockbuster Music stores purchased by Wherehouse. Wherehouse was our largest customer for the nine months ended December 26, 1998. After June 1999, we anticipate that sales to Wherehouse will decline as it handles more of its distribution functions internally. The completion of the publicly announced merger of two of our largest New Media customers, CDnow and N2K, would make the combined company our largest New Media customer for the first nine months of fiscal 1999.

Our New Media Group has fulfillment agreements with most of its customers. These agreements generally have terms of two or more years and contain provisions regarding the level of exclusivity of the retailer's relationship with us and other negotiated terms. The agreements generally do not contain minimum volume requirements or other terms establishing required purchase and sale quantities.

DNA's fulfillment agreements with its customers specify such matters as the term, DNA's level of exclusivity in distributing the product and inventory ownership and management. These contracts generally do not specify any particular volume of skus that will be purchased or sold.

SUPPLIERS


We purchase music and video product from each of the majors and from the leading independent studios and labels. We believe we have good relationships with each of the majors as well as with the leading independents. We have been recognized as best in our class by NARM for each of the past five years. DNA was recognized as best in its class by NARM in 1997.


We enable independent labels to reach the independent retailers that are most likely to promote their new talent and provide vital information to such retailers regarding emerging artists. New artists are critical to the music industry and independent music stores are more receptive than the chains to promoting emerging artists, especially local or niche talent. Labels may also hire us to manage targeted marketing efforts to break a new release. The major labels generally have limited contact with the smaller independent stores most likely to support emerging musicians.

The majors offer various financial incentives to distributors and retailers that purchase their product, including timely payment discounts and advertising revenues and allowances. In addition, extended payment terms, discounts and volume rebates are sometimes available under seasonal and promotional plans. Payment terms vary considerably among the independent labels and independent studios. We are often able to negotiate favorable pricing, advertising and discount programs with these suppliers. Consistent with other music and video distributors, we do not have any long term contracts with suppliers. We purchase our inventory from our suppliers through purchase orders. However, DNA maintains contracts with most of its suppliers. DNA supplier contracts typically range in length from one to three years, with varied payment terms.

In the past two years, studios and full-line distributors have initiated programs to increase the quantity of copies of popular video titles stocked by retailers. These programs include providing retailers the opportunity to avoid purchasing product by sharing their rental revenue with the studio or full-line distributor. We believe that these programs have accelerated a shift of the market share away from independent video rental stores and small chains in favor of the larger chains.

Since full-line distributors generally play a larger role with independent retailers than the larger chains, we believe that the market may contract for full-line distribution of video rental product. In addition, while most full-line video distributors have elected to participate in revenue sharing distribution arrangements to help increase the quantity of copies of titles available from the major studios, we have not. For the time being, we have not seen adequate demand from independent retailers to justify the expense. In doing so, we risk losing market share to those distributors who adopt revenue sharing.

COMPETITION

FULL-LINE DISTRIBUTION

The full-line distribution of music and video is an intensely competitive business. We face competition from national, regional and local full-line distributors, vendor managed inventory firms, and from the majors and independent distribution companies.

We believe the primary competitive factors in the full-line distribution of music are:

    - inventory breadth (actively stocked)

    - fulfillment rate (the percentage of a customer's order that is filled on a current basis)

    - reliability

    - accuracy, completeness and depth of data

    - price

    - delivery time

    - information systems and electronic data interchange capabilities

    - customer service

    - vendor managed inventory capabilities

    - advertising support

    - financial strength

These factors are also the primary competitive factors in video, but because video is more "hit" driven than music, with fewer skus and less demand for deep catalog product, price is a relatively more important competitive factor.

The majors and the independent distribution companies sell substantial amounts of their products directly to retailers and to date appear not to have focused, to the same extent we have, on fulfilling the needs of smaller independent stores or providing value-added services.

Several of our retail chain customers have chosen, from time to time, to buy a substantial volume of product they had been purchasing through us directly from the majors or the independent distribution companies. To the extent our customers increase their direct purchasing from the majors or the independent distribution companies, our business, financial condition and results of operations could be adversely affected.

Our largest direct competitor in full-line music distribution, Alliance, filed for Chapter 11 bankruptcy protection in July 1997 and emerged from bankruptcy in August 1998. In addition to Alliance, we face competition from dozens of other full-line distributors. Some of these competitors generally sell to retailers nationwide and others are particularly active in their respective geographic regions or in certain niche areas. We believe our fiscal 1998 net sales of music to our full-line distribution customers were greater than those of any of our full-line distribution competitors. We believe we compete favorably with respect to each of the leading competitive factors in music distribution relative to other full-line distributors.

In our full-line video distribution business, we compete with eight companies of greater or comparable size, the largest of which is Ingram Entertainment, Inc. which has significantly greater sales than us. We believe we are one of the two largest suppliers to retailers of video priced for sell-through.

In music and video full-line distribution, we also compete with two national vendor managed inventory firms, Anderson Merchandising and Handleman Company, as well as several smaller regional firms. Vendor managed inventory firms provide their customers with inventory selection services for a limited selection of high-volume product, management services and in-store servicing in addition to order fulfillment. Such services involve more direct physical services for the retailer, are more labor intensive than wholesale distribution, and generally involve higher margins.

Record clubs also act as retailers for many labels. Record clubs license selected titles directly from the major labels and independent labels and sell them by mail order directly to consumers.

The delivery of music and video is subject to changes in market conditions and to technological changes that can affect competitive conditions and give rise to new forms of competition. Our business, financial condition and results of operations could be adversely affected if such changes decrease suppliers' or retailers' reliance on full-line distributors.

NEW MEDIA

The New Media Group competes to provide product and fulfillment services with several other full-line distributors. A number of companies provide data to Internet retailers. In direct-to-consumer fulfillment, the principle competitive factors are similar to those for full-line distribution, although the ability to provide accurate and complete product data, deep catalog and highly efficient processing is of even greater importance.

INDEPENDENT DISTRIBUTION

There are a number of independent music distribution companies, certain of which may conduct larger distribution operations than DNA. Several of the major labels operate their own independent distribution arms which also compete with DNA. DNA also faces competition from a number of smaller and niche independent distribution companies. As a label or artist gains in popularity, DNA may face new competition from the major labels to retain distribution rights for that label or artist. The principal competitive factors in independent music distribution are:

    - effectiveness in marketing and selling independent label product

    - efficiency in managing distribution logistics

    - price

    - size and experience of sales staff

    - financial strength

    - industry relations and knowledge

    - number and prestige of labels represented

FACILITIES


We lease all of the sites, including the buildings and improvements, where our offices and distribution centers are located. Our business is operated principally out of our executive offices and California distribution center, both located in Woodland, California and the LDC, located in Louisville, Kentucky. A portion of the approximately 281,440 square foot leased facilities in Woodland expires in 2000 and the remaining portion of the Woodland facilities lease expire in 2003. We intend to relocate our California distribution center to a nearby larger facility in phases during the first and second quarters of fiscal 2000. We expect to lease this new facility and to retain the existing space. The LDC building consists of approximately 330,000 square feet. Our lease on the LDC expires in 2008. We also maintain smaller sales or distribution offices in Connecticut, Massachusetts, New Jersey, New Mexico, New York and Pennsylvania.


EMPLOYEES


As of January 30, 1999, we had 1,503 employees, none of whom was represented by an employee union. In addition, we regularly utilize the services of a number of temporary and contract personnel. We believe that our relations with our employees are good.

                                   MANAGEMENT

The following table sets forth certain information with respect to the directors and executive officers of Valley as of January 30, 1999.

-------------------------------------------------------------------------------------------
NAME                                                  AGE                       POSITION AND OFFICE
----------------------------------------------------------------------------------------------------------------------
Barnet J. Cohen (2)...............................    52      Chairman of the Board
Robert R. Cain (1)................................    45      President, Chief Executive Officer and Director
Kenneth Alterwitz.................................    47      Senior Vice President, Sales and Marketing
J. Randolph Cerf..................................    45      Senior Vice President, Chief Financial Officer and
                                                               Secretary
Melanie Cullen....................................    47      Senior Vice President, Information Services
Paige S. Dickow...................................    38      Senior Vice President, Human Resources
John Kordic.......................................    39      Senior Vice President, Operations
Ronald A. Phillips................................    40      Senior Vice President, Purchasing
Lawrence Archibald (2)............................    53      Director
Christopher Mottern (1)(2)........................    55      Director
Wendy Paskin-Jordan...............................    42      Director
James Sha (1).....................................    48      Director

---------------------

(1)  Member of the audit committee

(2)  Member of the compensation committee

BARNET J. COHEN is the founder of Valley and has been Chairman of the board from its formation. He served as Chief Executive Officer from March 1979 until December 1997. Mr. Cohen is a member of the compensation committee. Prior to founding Valley, he owned and operated retail record stores. Mr. Cohen is Past-Chairman of the Board of Directors of NARM. He is a graduate of Antioch College and received an Executive M.B.A. from Harvard Business School.

ROBERT R. CAIN has served as Valley's President since January 1993, as its Chief Executive Officer since December 1997 and as a member of the board of directors since February 1995. He is also a member of the audit committee. Mr. Cain has been employed by Valley since November 1991. He is a graduate of Oregon State University with a B.S. in Food Science, and received an M.B.A. from the University of California, Berkeley.

KENNETH ALTERWITZ has served as Valley's Senior Vice President, Sales and Marketing since March 1998 and served as Vice President, Sales and Marketing from January 1995 to March 1998. Prior to joining Valley, Mr. Alterwitz served as Senior Vice President of Sales for Alliance Entertainment from November 1993 to August 1994. Mr. Alterwitz is a graduate of the New York Institute of Technology with a B.A. in Communication Arts.

J. RANDOLPH CERF has served as Valley's Senior Vice President, Chief Financial Officer and Secretary since March 1998 and served as Vice President and Chief Financial Officer from October 1994 to March 1998. Prior to joining Valley, Mr. Cerf was President of JRC Consulting, a financial and management consulting firm, from July 1991 to October 1994. Mr. Cerf is a graduate of the University of Colorado with a B.A. in Economics, Computer Science and Political Science, and received an M.B.A. from Stanford University.

MELANIE CULLEN has served as Valley's Senior Vice President, Information Services since March 1998 and served as Vice President, Information Systems from February 1995 to March 1998. Ms. Cullen has been employed by Valley since August 1993. Ms. Cullen is a graduate of California State University, Hayward with a B.S. in Business Administration, and received an M.B.A. from Stanford University.

PAIGE S. DICKOW has served as Valley's Senior Vice President, Human Resources since March 1998 and served as Vice President, Human Resources, from February 1997 to March 1998. Prior to joining Valley, Ms. Dickow served as a consultant with Hewitt Associates from August 1994 to February 1997, and with KPMG Peat Marwick from February 1986 to July 1994. Ms. Dickow is a graduate of the University of Georgia with a B.B.A. in Accounting.

JOHN KORDIC has served as Valley's Senior Vice President, Operations since March 1998 and served as Vice President, Operations from February 1995 to March 1998. Mr. Kordic has been employed by Valley since November 1994. Prior to joining Valley, Mr. Kordic served as Director of Distribution for Imaginarium, a San Francisco-based distributor of creative toys, from November 1991 to November 1994. Mr. Kordic is a graduate of the University of California, Berkeley, with a B.S. in Resource Economics.

RONALD A. PHILLIPS has served as Valley's Senior Vice President, Purchasing since March 1998 and served as Vice President, Purchasing from February 1995 to March 1998. Mr. Phillips has been employed by Valley since February 1993.

LAWRENCE ARCHIBALD is a member of the board of directors and chairman of the compensation committee. He has been a member of the board since March 1997. Mr. Archibald owned and operated Stereophile, Inc., which published a variety of music reference magazines, from March 1982 to June 1998, when Stereophile sold substantially all of its assets. Mr. Archibald is a graduate of Harvard College.

CHRISTOPHER MOTTERN is a member of the board of directors, chairman of the audit committee and a member of the compensation committee. He has been a member of the board since March 1997. Mr. Mottern has served as the President and Chief Executive Officer of Peet's Coffee and Tea, Inc. since May 1997. Mr. Mottern served as President of Heublein Wines from July 1992 to September 1996. Mr. Mottern is a graduate of the University of Connecticut with a B.A. in Business Administration.

WENDY PASKIN-JORDAN has been a member of the board since December 1998. Ms. Paskin-Jordan has served as Principal of Paskin & Kahr Capital Management, an investment management firm, since August 1998, and as Principal of Jordan & Torres LLC, a consulting firm, since August 1998. From January 1995 to July 1998 she served as a Managing Director and Partner for Montgomery Asset Management, and from September 1986 to December 1994 she served as National Sales Manager and Vice President for Wells Fargo Bank. Ms. Paskin-Jordan holds an A.B. from Stanford University, a J.D. from the Boalt Hall School of Law and an M.B.A. from the Wharton School of the University of Pennsylvania.

JAMES SHA is a member of the board of directors and a member of the audit committee. He has been a member of the Board since June 1998. Mr. Sha has served as a general partner of

Apogee Venture Group, LLC, an investment and management consulting firm, since October 1998. He served as Senior Vice President of Commerce Applications for Netscape Communications Corporation from August 1998 to October 1998, and as Vice President, Unix Division, for Oracle Corporation from June 1990 to August 1998. Mr. Sha is a director of Abovenet Communications Inc. He holds an M.S.E.E. from the University of California, Berkeley, an M.B.A. from Santa Clara University, and a B.S.E.E. from Taiwan University.

COMMITTEES OF THE BOARD OF DIRECTORS

Valley's board of directors currently has two committees, the audit committee and the compensation committee. The audit committee recommends the firm to be appointed as independent accountants to audit Valley's financial statements, discusses the scope and results of the audit with the independent accountants, reviews Valley's interim and year-end operating results with management and the independent accountants, considers the adequacy of the internal accounting controls and audit procedures of Valley and reviews the non-audit services to be performed by the independent accountants. The members of the audit committee are Messrs. Mottern, Cain and Sha. Mr. Mottern is the chairman of the audit committee. The compensation committee reviews and recommends the compensation arrangements for management of Valley and administers Valley's stock option plans. The members of the compensation committee are Messrs. Archibald, Cohen and Mottern. Mr. Archibald is the chairman of the compensation committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The compensation committee was formed in December 1998. Two of the committee members, Mr. Archibald, who is the chairman of the committee, and Mr. Mottern, are not and have never been officers or employees of Valley. Mr. Cohen, who is the third member of the committee, has been Chairman of Valley since its formation and served as Valley's Chief Executive Officer from March 1979 until December 1997. Prior to the formation of the compensation committee, all decisions regarding executive compensation, salaries and incentive compensation for employees and consultants of Valley were made solely by the board of directors.

EXECUTIVE COMPENSATION

The following table sets forth information as to compensation paid or accrued by Valley for fiscal 1998 to its Chief Executive Officer and each of its four other most highly compensated executive officers (the "Named Executive Officers"). Mr. Cain succeeded Mr. Cohen as Chief Executive Officer in December 1997.

SUMMARY COMPENSATION TABLE

                                                          -----------------------------------------------------
                                                          ANNUAL COMPENSATION
                                                          --------------------    ALL OTHER COMPENSATION ($)
                                                             SALARY             -------------------------------
NAME AND PRINCIPAL POSITION                                     ($)  BONUS ($)       401K       ESOP      OTHER
--------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
 Barnet J. Cohen .......................................
   Chairman of the Board                                  $ 406,993  $ 166,263  $   5,612  $   1,600         --
 Robert R. Cain ........................................
   President and Chief Executive Officer                    273,077    111,462      4,338      1,600         --
 Kenneth Alterwitz .....................................
   Senior Vice President, Sales and Marketing               192,712     62,860      4,137      1,600  $14,153(1)
 J. Randolph Cerf ......................................
   Senior Vice President, Chief Financial Officer and
   Secretary                                                152,000     38,000      3,140      1,570         --
 Melanie Cullen ........................................
   Senior Vice President, Information Services              125,604     33,887      2,672      1,336         --

--------------------------

(1) Represents payment of sales commissions of $14,153.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth certain information concerning the number and value of stock options granted to each of the Named Executive Officers in fiscal 1998. Percentages of total options for individual grants are based on an aggregate of options to purchase 368,577 shares of the common stock granted to employees and directors of, and consultants to, Valley during fiscal 1998, including the Named Executive Officers. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the board of directors. Each such option vests with respect to 1/48 of the shares of common stock underlying such option on the last day of each calendar month, beginning August 1997. See "Management - Compensation Plans."

Potential realizable value is based on the assumption that the common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten year term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect Valley's estimates of future stock price growth.

                                              ------------------------------------------------------------------------------
                                                                                                        POTENTIAL REALIZABLE
                                                                 INDIVIDUAL GRANTS                        VALUE AT ASSUMED
                                                           ------------------------------                 ANNUAL RATES OF
                                               NUMBER OF      PERCENT OF                                    STOCK PRICE
                                              SECURITIES   TOTAL OPTIONS                                  APPRECIATION FOR
                                              UNDERLYING      GRANTED TO        EXERCISE                    OPTION TERM
                                                 OPTIONS    EMPLOYEES IN           PRICE   EXPIRATION   --------------------
NAME                                             GRANTED     FISCAL 1998          ($/SH)         DATE          5%        10%
--------------------------------------------  -----------  -----------------  -----------  -----------  ---------  ---------
Barnet J. Cohen.............................           -               -               -            -           -          -
Robert R. Cain..............................           -               -               -            -           -          -
Kenneth Alterwitz...........................       8,040             2.2%      $    4.35     08/17/07   $  21,995  $  55,740
J. Randolph Cerf............................       8,040             2.2            4.35     08/17/07      21,995     55,740
Melanie Cullen..............................       8,040             2.2            4.35     08/17/07      21,995     55,740

FISCAL YEAR-END OPTION VALUES

The following table sets forth certain information concerning the number and value of unexercised stock options held as of March 28, 1998 by each of the Named Executive Officers.

                                               --------------------------------------------------
                                                  NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                 UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                                                       OPTIONS AT                    AT
                                                     MARCH 28, 1998          MARCH 28, 1998 (1)
                                               --------------------------  ----------------------
NAME                                           EXERCISABLE  UNEXERCISABLE  EXERCISABLE UNEXERCISABLE
---------------------------------------------  -----------  -------------  ---------  -----------
Barnet J. Cohen..............................           -             -    $      --   $      --

Robert R. Cain...............................     368,232             -    3,893,916          --

Kenneth Alterwitz............................      49,075        17,921      516,467     176,220

J. Randolph Cerf.............................      77,385        17,752      817,959     174,759

Melanie Cullen...............................      60,130         6,866      633,591      59,369

------------------------

(1) There was no public trading market for the common stock as of March 28, 1998. Accordingly, these values have been calculated based on the initial offering price set forth on the cover page of this prospectus.

COMPENSATION PLANS

1994 STOCK OPTION PLAN


Valley's 1994 Stock Option Plan was adopted by the board of directors in December 1994 and approved by the stockholders in February 1995. The plan provides for the grant to employees (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 and for the grant of nonstatutory stock options to employees, directors and consultants. The plan is administered and interpreted by the board of directors or a committee designated by the board. The plan administrator has discretion, within the limits of the plan, to select the optionees and to determine the number of shares to be subject to each option and the exercise price and vesting schedule of each option.


The plan authorizes the issuance of up to 884,400 shares of common stock. As of January 30, 1999, options to purchase 137,717 shares had been exercised pursuant to the plan, options to purchase 724,949 shares were outstanding, and 21,734 shares remained available for future grants. The exercise price of incentive stock options granted under the plan must be at least equal to the fair market value per share of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the plan must be at least 85% of the fair market value of the common stock on the grant date. For any participant who owns stock possessing more than 10% of the voting power of all classes of stock of Valley, the per share exercise price of any stock option granted under the plan must equal at least 110% of the fair market value of the common stock on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the plan may not exceed ten years.

In the event of the occurrence of certain transactions deemed under the plan to constitute a change in control of Valley, the plan provides that all options issued under the plan that have not vested shall immediately become vested upon consummation of the change in control transaction. In addition, the plan further authorizes the board to cancel all outstanding options effective immediately prior to such transaction and either allow all option holders an opportunity to exercise the portion of their option that has vested prior to such transaction or make a payment to such option holders in an amount equal to the difference between the fair-market value of the shares of common stock underlying their options and the aggregate exercise price of such options. Alternatively, upon a change in control, the board may require that each outstanding option be assumed or an equivalent option be substituted by the successor corporation or a parent or subsidiary of the successor corporation. The plan will terminate in December 2004.

1997 STOCK OPTION PLAN

Valley's 1997 Stock Option Plan was adopted by the board of directors in June 1997 and approved by the stockholders in February 1998. The plan provides for the grant to employees (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, and for the grant of nonstatutory stock options to employees, directors, consultants, independent contractors and advisers. The plan is administered and interpreted by the board of directors or a committee designated by the board. The plan administrator has discretion, within the limits of the plan, to select the optionees and to determine the number of shares to be subject to each option and the exercise price and vesting schedule of each option.

The plan authorizes the issuance of up to 1,206,000 shares of common stock. As of January 30, 1999, no options had been exercised pursuant to the plan, options to purchase 434,842 shares were outstanding, and 771,158 shares remained available for future grants. The exercise price of incentive stock options granted under the plan must at least be equal to the fair market value per share of the common stock on the date of grant and the exercise price of nonstatutory stock options granted under the plan must be greater than or equal to 85% of the fair market value per share of the common stock on the date of the grant. With respect to any participant who is a 10% stockholder, the per share exercise price of any stock option granted under the plan must equal at least 110% of the fair market value of the common stock on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the plan may not exceed ten years.

In the event of the occurrence of certain transactions deemed under the plan to constitute a change in control of Valley, the plan provides that all options issued under the plan that have not vested shall immediately become vested upon consummation of the change in control transaction and authorizes the board to cancel all outstanding options effective immediately prior to such transaction and allow all option holders an opportunity to exercise the portion of their option that has vested prior to such transaction, or require the successor entity to assume each outstanding option or substitute a comparable option of such successor entity or a parent or subsidiary of the successor entity. The plan will terminate in May 2007.

EMPLOYEE STOCK OWNERSHIP PLAN

The ESOP was adopted effective as of November 1987 and subsequently amended in January 1990, March 1990, January 1992, July 1994, December 1995 and February 1999. The ESOP is a combination of a stock bonus plan and a money purchase pension plan, which together constitute an employee stock ownership plan under section 4975(e)(7) of the Internal Revenue Code. All full-time employees who have been employed by Valley for at least six months and have attained age 21 are eligible to participate in the ESOP.

The ESOP is administered by an administrative committee composed of individuals appointed by the board of directors. The members of the committee are named fiduciaries with authority to control and manage the operation and administration of the ESOP. Shares of common stock allocated to participants' accounts are voted in the manner directed by such participants, and the committee directs the voting of unallocated shares and shares for which participants do not provide voting instructions.

Each year Valley makes a fixed contribution to the ESOP in an amount equal to 1% of the aggregate annual compensation of all ESOP participants. Valley is also permitted to make a variable contribution to the ESOP each year in an amount determined by the board. Valley's fixed and variable contributions may be in the form of common stock or cash. ESOP participants are not permitted to make contributions to the ESOP. Valley's fixed contributions to the ESOP are allocated to the accounts of each ESOP participant in an amount equal to 1% of the compensation of each such participant. Valley's variable contributions to the ESOP are allocated to the accounts of each ESOP participant in proportion to the ratio each participant's annual compensation bears to the total annual compensation of all participants in the aggregate.


A participant's rights to his or her ESOP account become fully vested after he or she has been employed by Valley for seven years or upon his or her death, disability or retirement after attaining age 65. The ESOP trustees may use any cash surplus in the ESOP to purchase additional shares of common stock or to make other prudent investments. When an ESOP participant's employment with Valley terminates, he or she receives a distribution from the ESOP in an amount equal to the vested portion of his or her ESOP account. Such distributions can be made in cash, common stock or a combination of the two, as determined by the committee; provided, however, that any participant may demand that his or her distribution be entirely in common stock. The timing of a distribution upon a participant's termination of employment with Valley is determined by the committee. Valley has the right to terminate the ESOP, in whole or in part, at any time; provided, however, that any such termination may not reduce the vested rights of any participant.


401(k) PLAN

Valley sponsors a qualified defined contribution retirement plan that was adopted effective as of April 1, 1995, under which eligible employees may elect to defer their current compensation by up to certain statutorily prescribed annual limits ($10,000 in 1998) and to contribute such amount to the 401(k) plan. The 401(k) plan requires additional matching contributions by Valley on behalf of all participants of up to 2% of each such participant's annual compensation. In fiscal 1998, Valley made matching contributions of approximately

$282,000. During the first nine months of fiscal 1999, Valley made matching contributions of $101,000 and has accrued an additional $163,000. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions by employees or by Valley to the 401(k) plan, and income earned on such contributions, are not taxable to employees until withdrawn, and so that contributions by Valley will be deductible when made. The trustee for the 401(k) plan is Merrill Lynch Trust. At the direction of each participant, the trustees invest the assets of the 401(k) plan among a selection of eight designated mutual funds.


MANAGEMENT INCENTIVE PLAN

Valley has a management incentive plan for fiscal 1999. The incentive plan provides variable cash bonuses for eligible executive and management employees (including the Named Executive Officers). Cash bonuses will be based on a percentage of each participant's base salary, with such percentages varying depending on how closely Valley achieves specific financial objectives and the employee achieves specific performance objectives. No bonuses will be paid unless Valley's operating profit for fiscal 1999, less interest, taxes and bonuses, is at least $3.8 million. Depending on the employee, cash bonuses will range from 10% to 45% of base salary if the specified financial and performance objectives are achieved. Valley has retained the discretion to modify such bonuses as it deems appropriate. The board may modify or terminate the incentive plan.

EMPLOYMENT AGREEMENTS


On April 6, 1998, Valley entered into severance and change in control agreements with the following executive officers:


    - Robert R. Cain, President and Chief Executive Officer

    - Kenneth Alterwitz, Senior Vice President, Sales and Marketing

    - J. Randolph Cerf, Senior Vice President and Chief Financial Officer

    - Melanie Cullen, Senior Vice President, Information Services

    - Paige S. Dickow, Senior Vice President, Human Resources

    - John Kordic, Senior Vice President, Operations

    - Ronald A. Phillips, Senior Vice President, Purchasing

Each severance agreement provides that the officer who is a party to that agreement will be entitled to certain severance payments if his or her employment is terminated constructively or without cause or he or she resigns within 30 days after the first anniversary of a change in control of Valley. Such severance payments could include payment of an amount equal to twice the aggregate of the officer's annual salary immediately prior to the termination of his or her employment and his or her target bonus for the year in which such termination occurred.

COMPENSATION OF DIRECTORS

Directors who are not currently employees of Valley receive (a) an annual retainer of $5,000, payable quarterly, (b) $1,000 per board meeting attended and
(c) $500 per committee meeting attended, if such meeting is held separately from the board meeting. In addition, non-employee directors are reimbursed for certain reasonable expenses incurred in connection with attending each meeting of the board of directors and are eligible to receive stock options under the 1997 Stock Option Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

As permitted by the Delaware General Corporation Law, Valley's Amended and Restated Certificate of Incorporation provides that no director will be personally liable to Valley or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

    - for any breach of the director's duty of loyalty to Valley or to its stockholders

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law

    - under Section 174 of the Delaware General Corporation Law

    - for any transaction from which the director derived an improper personal benefit

Valley's Amended and Restated Bylaws further provide that Valley must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. Valley believes that indemnification under its Certificate of Incorporation covers negligence and gross negligence on the part of indemnified parties. Valley currently maintains liability insurance for its officers and directors.

Valley has entered into indemnification agreements with each of its directors and officers. These agreements require Valley to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts incurred by any such person in any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism by reason of any event or occurrence arising out of such person's services as a director or officer.

There is no pending litigation or proceeding involving any director, officer, employee or agent of Valley as to which indemnification is being sought. Valley is not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

In April 1996, Valley repurchased 139,777 shares of its common stock from Barnet
J. Cohen, who is Chairman of the board of directors, and was also the Chief Executive Officer at that time, at a valuation of approximately $3.58 per share for a total repurchase price of $500,000.

In December 1996, Valley entered into a Contribution and Shareholders Agreement with Stereophile, Inc. Pursuant to the agreement, Valley and Stereophile formed Schwann Acquisition Corp., a Delaware corporation. Valley owned 80% of the outstanding shares of Schwann, while Stereophile owned the remaining 20%. Lawrence Archibald owns 90% of the outstanding shares of Stereophile. In March 1997, Mr. Archibald was elected to the board of directors. In December 1997, pursuant to the contribution agreement, Schwann was merged into Valley. In connection with the merger, and pursuant to Section 4.3 of the contribution agreement, Stereophile's 20% interest in Schwann was converted into 58,129 shares of common stock.

Bernard Herman and Arthur Bach, who were senior officers of Star, entered into three year and one year employment agreements, respectively, with Valley in connection with the Star transaction to serve as officers of the Valley's video operations. In July 1997, Valley and Messrs. Herman and Bach agreed to terminate those agreements and entered into severance agreements that provide for payments of $21,875 per month to each individual. Mr. Herman's agreement expires in May 2000 and Mr. Bach's agreement expired in May 1998.


On April 6, 1998, Valley entered into severance agreements with the following executive officers:


    - Robert Cain

    - Kenneth Alterwitz

    - J. Randolph Cerf

    - Melanie Cullen

    - Paige Dickow

    - John Kordic

    - Ronald Phillips

Each severance agreement provides that the officer who is a party to that agreement will be entitled to certain severance payments if his or her employment is terminated constructively or without cause or he or she resigns within 30 days after the first anniversary of a change in control of Valley. Such severance payments could include payment of an amount equal to twice the aggregate of the officer's annual salary immediately prior to the termination of his or her employment and his or her target bonus for the year in which such termination occurred.

In April 1998 and January 1999, Rob Cain, Valley's President and Chief Executive Officer, exercised options granted to him under the 1994 Stock Option Plan to purchase 52,260 shares of common stock at an exercise price of approximately $2.43 per share. The aggregate exercise price paid by Mr. Cain was approximately $127,000. As permitted under the plan, Mr. Cain paid the exercise price by delivering promissory notes in the aggregate principal amount of approximately $127,000. These notes bear interest at a rate of 8 1/2% per annum, with interest payable quarterly and outstanding principal due three years from the date of issuance. Mr. Cain has pledged 52,260 shares of common stock held by him to secure his obligations under the notes.

Valley has entered into indemnification agreements with each of its directors and officers. These agreements require Valley to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts incurred by any such person in any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism by reason of any event or occurrence arising out of such person's services as a director or officer of Valley.

Valley believes that each of the foregoing transactions were in its best interest. As a matter of policy, the transactions were, and all future transactions between Valley and any of its officers, directors, or principal stockholders will be, approved by a majority of the independent and disinterested members of the board of directors, will be on terms no less favorable to Valley than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of Valley.

                             PRINCIPAL STOCKHOLDERS


The following table sets forth certain information regarding the beneficial ownership of Valley's common stock as of January 30, 1999, and as adjusted, to reflect the sale by Valley of the shares offered by (a) each person who is known by Valley to own beneficially more than five percent (5%) of the outstanding shares of common stock, (b) each director, (c) each of the Named Executive Officers, and (d) all directors and executive officers as a group. Except as otherwise indicated, Valley believes that each individual or entity named has sole investment and voting power of the shares of common stock beneficially owned by them, except for applicable community property laws. The percentages beneficially owned have been calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days as of January 30, 1999 are counted outstanding for the purpose of calculating the number and percentage owned by such person, but not counted outstanding for the purpose of calculating the percentage owned by any other person listed. Percentages beneficially owned are based on 4,948,268 shares of common stock outstanding as of January 30, 1999 and 8,448,268 shares outstanding after this offering. An asterisk indicates beneficial ownership of less than 1.0% of the outstanding shares of common stock.


                                                               -------------------------------------
                                                                            PERCENTAGE BENEFICIALLY
                                                                                   OWNED (1)
                                                                   SHARES   ------------------------
                                                               BENEFICIALLY BEFORE THE    AFTER THE
NAME                                                                OWNED     OFFERING     OFFERING
-------------------------------------------------------------  -----------  -----------  -----------
Barnet J. Cohen (1)..........................................   4,365,701         88.2%        51.7%
Robert R. Cain (2)...........................................     455,591          8.7          5.2
J. Randolph Cerf (3).........................................      93,614          1.9          1.1
Melanie Cullen (4)...........................................      65,231          1.3            *
Kenneth Alterwitz (4)........................................      60,229          1.2            *
Lawrence Archibald (5).......................................      54,596          1.1            *
James Sha (5)................................................      40,535            *            *
Wendy Paskin-Jordan (5)......................................      40,451            *            *
Christopher Mottern (5)......................................      26,046            *            *
All Directors and Executive Officers as a Group (12 persons)
  (6)........................................................   5,349,286         95.9         58.9

------------------------------

(1) Consists of 3,567,467 shares of common stock and 798,234 shares of common stock held by the ESOP. Mr. Cohen and his wife Barbara Cohen are the trustees of the ESOP. Mr. Cohen disclaims beneficial ownership of the ESOP shares except to the extent of any pecuniary interest in such shares held by Mr. Cohen as an ESOP participant. Mr. Cohen has granted to the underwriters a 30-day option to purchase up to 472,500 shares solely to cover over-allotments, if any. If the over-allotment option is exercised in full, Mr. Cohen would own 3,893,201 shares, representing 46.1% of the outstanding common stock.

(2) Consists of 126,228 shares of common stock, exercisable options to purchase 318,317 shares of common stock, and 11,046 shares of common stock allocated to Mr. Cain's account under the ESOP. Mr. Cain has granted to the underwriters a 30-day option to purchase up to 52,500 shares solely to cover over-allotments, if any. If the over-allotment option is exercised in full, Mr. Cain would own 403,091 shares, representing 4.6% of the outstanding common stock.

(3) Consists of 24,120 shares of common stock, exercisable options to purchase 68,674 shares of common stock and 820 shares of common stock allocated to Mr. Cerf's account under the ESOP.

(4) Consists of less than 21,000 shares of common stock, exercisable options to purchase less than 53,000 shares of common stock and less than 2,000 shares of common stock allocated to such individual's account under the ESOP.

(5) Consists of less than 53,000 shares of common stock and exercisable options to purchase less than 2,000 shares of common stock.

(6) Consists of 3,923,083 shares of common stock, 798,234 shares of common stock held by the ESOP, for which Mr. Cohen serves as co-trustee, and exercisable options to purchase 627,969 shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

Upon completion of this offering, Valley will have authorized capital stock of 22,000,000 shares consisting of 20,000,000 shares of common stock, $0.001 par value, and 2,000,000 shares of preferred stock, $0.001 par value. As of January 30, 1999, 4,948,268 shares of Common Stock were outstanding, held by 19 holders of record.

COMMON STOCK

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board out of funds legally available therefor. Valley does not anticipate paying dividends on the common stock in the foreseeable future. See "Dividend Policy."

In the event of a liquidation, dissolution or winding up of Valley, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock are, and the shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

The board is authorized, without further stockholder action, to issue up to two million undesignated shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, preemption rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences of such shares of the preferred stock. The issuance of any series of preferred stock could adversely affect the rights of the holders of common stock by restricting dividends on, diluting the power of, or impairing the liquidation rights of common stock, or delaying, deferring or preventing a change in control of Valley. Valley has no present plans to issue any preferred stock.

TRANSFER AGENT

Valley's transfer agent and registrar for its common stock is Norwest Bank Minnesota, N.A.

ANTI-TAKEOVER PROVISIONS IN CHARTER DOCUMENTS

Valley has adopted provisions in its Amended and Restated Certificate of Incorporation and in its Amended and Restated Bylaws that do the following:

    - eliminate the right of stockholders to call a special meeting of stockholders

    - require stockholders to give Valley advance notice of intent to nominate directors or bring matters before a meeting of stockholders

    - eliminate the ability of stockholders to take action by written consent

    - stagger the board into three classes so that only one third of the board members are elected each year, and effectively provide that directors may not be removed from office other than for cause

    - provide that vacancies on the board resulting from increases in the size of the board or from death, resignation, retirement or removal may only be filled by the board

These provisions could adversely affect the rights of the holders of common stock by delaying, deferring or preventing a change in control of Valley.

EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE

Valley is subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless:

    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder

    - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced

    - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder

Section 203 defines "business combination" to include:

    - any merger or consolidation involving the corporation and the interested stockholder

    - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder

    - subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder

    - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder

    - the receipt by the "interested stockholder" of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, Valley will have 8,448,268 shares of common stock outstanding, assuming no exercise of outstanding options and no distributions of ESOP shares. Of these shares, the 3,500,000 shares sold in this offering will be freely transferable without restriction under the Securities Act unless they are held by "affiliates" of Valley as that term is defined in Rule 144 under the Securities Act. The remaining 4,948,268 shares of common stock held by officers, directors and other stockholders of Valley were sold by Valley in reliance on exemptions from the registration requirements of the Securities Act and are restricted securities within the meaning of Rule 144 under the Securities Act. These shares may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144, Rule 701 or another exemption from registration.

The officers, directors and all stockholders of Valley have agreed not to sell their shares without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days from the date of this prospectus. Upon the expiration of this lock-up period, 137,717 of the restricted shares will become eligible for sale in the public market under Rule 701, and 4,012,317 of the restricted shares will become eligible for sale subject to Rule 144. An additional 798,234 of the restricted shares are held by the ESOP and may not be sold without the consent of the board. See "Management - Compensation Plans - Employee Stock Ownership Plan."

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including persons who may be deemed "affiliates" of Valley, is entitled to sell, within any three month period commencing 90 days after this offering, a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding (approximately 84,483 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option) or the average weekly trading volume of the common stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Valley. In addition, a person who is not deemed to have been an affiliate of Valley at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

As of January 30, 1999, 1,159,791 shares were issuable upon exercise of currently outstanding options, all of which are subject to the lockup agreements described above. Of those options, options to purchase 957,067 shares will be vested and fully exercisable 180 days after commencement of this offering and those shares will be eligible for sale, subject, in the case of sales by affiliates, to the volume, manner of sale, notice and public information requirements of Rule 144. In addition, as of January 30, 1999, 798,234 shares of common stock had been allocated to the respective accounts of participants in the ESOP. Under certain circumstances, including termination of a participant's employment with Valley, shares of common stock allocated to the account of that participant may be distributed to the participant and such shares may then be sold by the participant. See "Management - Compensation Plans" and "Management - Compensation of Directors."


Prior to this offering, there has been no public market for Valley's common stock. No predictions can be made as to the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of the common stock. Nevertheless, sales of a substantial amount of such shares by existing stockholders or by stockholders purchasing in this offering could have a negative impact on the market price of the common stock.

                                  UNDERWRITING

Under the terms of, and subject to the conditions contained in the underwriting agreement, each of the underwriters named below, for whom J.P. Morgan Securities Inc. and BancBoston Robertson Stephens Inc. are acting as representatives, has severally agreed to purchase, and Valley has agreed to sell to them, the respective number of shares of common stock set forth opposite their names below. Under the terms and conditions of the underwriting agreement, the underwriters are obligated to take and pay for all such shares of common stock, if any are taken. Under certain circumstances, the commitments of nondefaulting underwriters may be increased as set forth in the underwriting agreement.

                                                                             -----------------
UNDERWRITERS                                                                 NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
J.P. Morgan Securities Inc.................................................
BancBoston Robertson Stephens Inc..........................................

                                                                             -----------------
    Total..................................................................       3,500,000
                                                                             -----------------
                                                                             -----------------

Valley estimates that it will pay approximately $1.4 million in expenses for this offering, exclusive of underwriting commissions and discounts.

The underwriters propose initially to offer the shares of common stock directly to the public at the price set forth on the cover page of this prospectus, and to certain dealers at such price less a selling concession not in excess of
$      per share. The underwriters may allow, and such dealers may reallow, a
concession not in excess of $      per share to certain other dealers. After the
initial public offering, the public offering price and such concessions may be changed.

Messrs. Cohen and Cain collectively have granted to the underwriters an option to purchase up to an additional 525,000 shares of common stock at the initial public offering price to the public, less the aggregate underwriting discount, solely to cover over-allotments. This option may be exercised at any time up to 30 days after the date of this prospectus. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such underwriter's initial commitment.

Valley's officers, directors and stockholders have agreed, subject to certain exceptions, not to, directly or indirectly, sell, grant any option to purchase or otherwise transfer or dispose of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock or file a registration statement under the Securities Act with respect to the foregoing or enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the common stock, without the prior written consent of J.P. Morgan for a period of 180 days after the date of this prospectus. J.P. Morgan may, in its sole discretion, at any time or from time to time, without notice, release all or any portion of the shares subject to these lock-up agreements.

Valley has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of liabilities under the Securities Act.



The representatives have informed Valley that the underwriters do not intend to confirm sales of the common stock Valley is offering to any accounts over which they exercise discretionary authority.



The shares Valley is offering have been approved for listing on the Nasdaq National Market under the trading symbol "VMIX."



To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, which would create a short position in the underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. Any of these activities may maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer, if the syndicate repurchases shares distributed by that underwriter or dealer.


Prior to this offering, there has been no public market for Valley's common stock. There can be no assurance that an active trading market will develop for shares of the common stock or that the common stock will trade in the public market subsequent to this offering at or above the initial public offering price. The initial public offering price will be determined by negotiation among Valley and the representatives. Among the factors that will be considered in determining the initial public offering price, in addition to prevailing market conditions, are

    - the financial and operating history and condition of Valley

    - it's business and financial prospects

    - the prospects for the industry in which Valley operates

    - the recent market prices of securities of companies in businesses similar to that of Valley and other relevant factors

From time to time in the ordinary course of their respective businesses, the representatives and their respective affiliates may in the future provide investment banking and other financial services to Valley and its affiliates.

                                 LEGAL MATTERS


The validity of the shares of common stock being offered by Valley will be passed upon for Valley by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, a Professional Corporation, Palo Alto, California, which has acted as counsel to Valley in connection with this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS


The consolidated financial statements of Valley as of March 29, 1997, March 28, 1998 and December 26, 1998 and for each of the three fiscal years in the period ended March 28, 1998 and for the nine months ended December 26, 1998 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement and the financial statements of Star for the years ended December 31, 1995 and 1996 and for the period from January 1, 1997 to May 20, 1997 and the financial statements of Distribution North America as of and for the ten months ended January 31, 1997 included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement. Such financial statements and financial statement schedule have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.



The financial statements of Distribution North America as of and for the fiscal year ended March 30, 1996 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in this report appearing herein. Such financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION


Valley has filed with the Securities and Exchange Commission a registration statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto) under the Securities Act with respect to the common stock being offered. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to Valley and the common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference. Copies of the registration statement may be examined without charge at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain prescribed fees. The Securities and Exchange Commission maintains a World Wide Web site that contains registration statements, reports, proxy and information statements and other information regarding registrants (including Valley) that file electronically. The address of such World Wide Web site is http://www.sec.gov. Valley intends to distribute annual reports containing audited financial statements and will make copies of quarterly reports available for the first three quarters of each fiscal year containing unaudited interim financial statements.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                         PAGE
VALLEY MEDIA, INC.:
  Independent Auditors' Report.......................................................        F-2
  Consolidated Balance Sheets as of March 29, 1997, March 28, 1998 and December 26,
   1998..............................................................................        F-3
  Consolidated Statements of Operations for the Fiscal Years Ended March 30, 1996,
   March 29, 1997 and March 28, 1998 and the Nine Months Ended December 27, 1997
   (Unaudited) and December 26, 1998.................................................        F-4
  Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended March
   30, 1996, March 29, 1997 and March 28, 1998 and the Nine Months ended December 26,
   1998..............................................................................        F-5
  Consolidated Statements of Cash Flows for the Fiscal Years Ended March 30, 1996,
   March 29, 1997 and March 28, 1998 and the Nine Months Ended December 27, 1997
   (Unaudited) and December 26, 1998.................................................        F-6
  Notes to Consolidated Financial Statements.........................................        F-7

STAR VIDEO:
  Independent Auditors' Report.......................................................       F-22
  Statements of Operations and Changes in Net Assets Acquired for the Years Ended
   December 31, 1995 and 1996 and the Period from January 1, 1997 to May 20, 1997....       F-23
  Statements of Cash Flows for the Years Ended December 31, 1995 and 1996 and the
   Period from January 1, 1997 to May 20, 1997.......................................       F-24
  Notes to Financial Statements......................................................       F-25

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF VALLEY MEDIA, INC.:
  Unaudited Pro Forma Financial Information of Valley Media, Inc.....................       F-28
  Unaudited Pro Forma Consolidated Statement of Operations for the Fiscal Year Ended
   March 28, 1998....................................................................       F-29
  Notes to Unaudited Pro Forma Consolidated Statement of Operations..................       F-30
DISTRIBUTION NORTH AMERICA:
  Report of Independent Accountants..................................................       F-31
  Independent Auditors' Report.......................................................       F-32
  Balance Sheets as of March 30, 1996 and January 31, 1997...........................       F-33
  Statements of Operations and Accumulated Deficit for the Fiscal Year Ended March
   30, 1996 and the Ten Months Ended January 31, 1997................................       F-34
  Statements of Cash Flows for the Fiscal Year Ended March 30, 1996 and the Ten
   Months Ended January 31, 1997.....................................................       F-35
  Notes to Financial Statements......................................................       F-36

    THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS GIVE EFFECT TO THE COMPLETION OF THE 8.04 FOR 1 SPLIT OF THE COMPANY'S COMMON STOCK WHICH WILL TAKE
PLACE ON MARCH   , 1999. THE FOLLOWING REPORT IS IN THE FORM WHICH WILL BE
FURNISHED BY DELOITTE & TOUCHE LLP UPON COMPLETION OF THE STOCK SPLIT OF THE COMPANY'S COMMON STOCK DESCRIBED IN THE LAST PARAGRAPH OF NOTE 2 TO THE CONSOLIDATED FINANCIAL STATEMENTS AND ASSUMING THAT FROM MARCH 5, 1999 TO THE DATE OF SUCH COMPLETION NO OTHER MATERIAL EVENTS HAVE OCCURRED THAT WOULD AFFECT THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS OR REQUIRED DISCLOSURE THEREIN.



/s/ Deloitte & Touche LLP
San Francisco, California
March 5, 1999


                          INDEPENDENT AUDITORS' REPORT

"Board of Directors and Stockholders of
Valley Media, Inc.:

We have audited the accompanying consolidated balance sheets of Valley Media, Inc. and its subsidiaries (the "Company") as of March 29, 1997, March 28, 1998 and December 26, 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended March 28, 1998 and for the nine months ended December 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Valley Media, Inc. and its subsidiaries as of March 29, 1997, March 28, 1998, and December 26, 1998 and the results of their operations and their cash flows for each of the three fiscal years in the period ended March 28, 1998 and for the nine months ended December 26, 1998 in conformity with generally accepted accounting principles.


As discussed in Note 13, the accompanying consolidated financial statements for the fiscal year ended March 28, 1998 and for the nine months ended December 26, 1998 have been restated.



San Francisco, California
February 8, 1999 (March 5, 1999 as to Note 13 and March   , 1999, as to the last
paragraph of Note 2)"

                               VALLEY MEDIA, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                       -----------------------------------
                                                                        MARCH 29,    MARCH 28,    DEC. 26,
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA                                      1997         1998        1998
                                                                       -----------  -----------  ---------
                                                                                    AS RESTATED - SEE NOTE
                                                                                              13
ASSETS
Current assets
  Cash...............................................................   $     310    $     394   $     719
  Accounts receivable, less allowance for doubtful accounts of $825 at March 29, 1997, $5,276 at March 28, 1998, and $9,326 at
   December 26, 1998.................................................      36,075      108,429     225,676
  Inventories, net of reserves of $392 at March 29, 1997, $1,587 at
   March 28, 1998 and $2,403 at December 26, 1998....................      44,351       95,365     219,034
  Deferred income taxes..............................................       1,136        1,903       4,643
  Prepaid expenses and other.........................................         874        2,626       1,547
                                                                       -----------  -----------  ---------
    Total............................................................      82,746      208,717     451,619

Property and equipment, net..........................................       9,085       15,681      19,130

Goodwill and other intangibles, net..................................       2,626       19,040      15,064

Deferred income taxes................................................                      525         312

Other assets.........................................................         134          335       1,319
                                                                       -----------  -----------  ---------
Total assets.........................................................   $  94,591    $ 244,298   $ 487,444
                                                                       -----------  -----------  ---------
                                                                       -----------  -----------  ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable...................................................   $  58,428    $ 140,380   $ 323,919
  Accrued expenses...................................................       1,594        6,878       8,630
  Revolving line of credit...........................................      20,447       73,381     124,756
  Current portion of long-term debt..................................       1,258        2,334       1,786
  Deferred income taxes..............................................                      908       3,383
  Deferred revenue...................................................       1,219        2,146       4,470
                                                                       -----------  -----------  ---------
    Total............................................................      82,946      226,027     466,944
                                                                       -----------  -----------  ---------

Deferred income taxes................................................       1,407        4,590       2,449

Long-term debt.......................................................       2,257        3,166       4,347

Minority interest....................................................         208

Commitments and contingencies (Notes 7 and 9)

Stockholders' equity
  Preferred stock, $.001 par value, 2,000,000 shares authorized, none issued............................................................
  Common stock, $.001 par value, 20,000,000 shares authorized,
   4,784,865, 4,810,553 and 4,900,109 shares issued and
   outstanding.......................................................           5            5           5
  Additional paid-in capital.........................................         662          845       1,077
  Stockholder notes receivable.......................................                                 (232)
  Retained earnings..................................................       7,106        9,665      12,854
                                                                       -----------  -----------  ---------
    Total stockholders' equity.......................................       7,773       10,515      13,704
                                                                       -----------  -----------  ---------
Total liabilities and stockholders' equity...........................   $  94,591    $ 244,298   $ 487,444
                                                                       -----------  -----------  ---------
                                                                       -----------  -----------  ---------


                See notes to consolidated financial statements.

                               VALLEY MEDIA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                          -------------------------------------------------------
                                                FISCAL YEARS ENDED           NINE MONTHS ENDED
                                          -------------------------------  ----------------------
                                          MARCH 30,  MARCH 29,  MARCH 28,    DEC. 27,    DEC. 26,
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA        1996       1997       1998        1997        1998
                                          ---------  ---------  ---------  -----------  ---------
                                                                    AS RESTATED - SEE NOTE 13
                                                                           (UNAUDITED)
Net sales...............................   $156,557   $199,231   $583,492    $427,280    $631,102
Cost of goods sold......................    137,847    175,706    516,627     380,413     561,112
                                          ---------  ---------  ---------  -----------  ---------
Gross profit............................     18,710     23,525     66,865      46,867      69,990
Selling, general and administrative
  expenses..............................     14,033     20,552     55,948      39,183      55,748
                                          ---------  ---------  ---------  -----------  ---------
Operating income........................      4,677      2,973     10,917       7,684      14,242
Equity in net loss of joint venture.....        903        207
Interest expense........................      1,305      1,745      6,627       4,511       7,518
                                          ---------  ---------  ---------  -----------  ---------
Income before income taxes..............      2,469      1,021      4,290       3,173       6,724
Income taxes............................      1,016        410      1,731       1,281       2,812
                                          ---------  ---------  ---------  -----------  ---------
Income before extraordinary loss........      1,453        611      2,559       1,892       3,912
Extraordinary loss (net of income taxes
  of $477)..............................                                                     (723)
                                          ---------  ---------  ---------  -----------  ---------
Net income..............................   $  1,453     $  611   $  2,559    $  1,892    $  3,189
                                          ---------  ---------  ---------  -----------  ---------
                                          ---------  ---------  ---------  -----------  ---------

Net income per share:
  Basic:
    Income before extraordinary loss....   $   0.29   $   0.13   $   0.53    $   0.40    $   0.81
    Extraordinary loss..................                                                    (0.15)
                                          ---------  ---------  ---------  -----------  ---------
    Net income per share................   $   0.29   $   0.13   $   0.53    $   0.40    $   0.66
                                          ---------  ---------  ---------  -----------  ---------
                                          ---------  ---------  ---------  -----------  ---------
  Diluted:
    Income before extraordinary loss....   $   0.28   $   0.12   $   0.49    $   0.36    $   0.70
    Extraordinary loss..................                                                    (0.13)
                                          ---------  ---------  ---------  -----------  ---------
    Net income per share................   $   0.28   $   0.12   $   0.49    $   0.36    $   0.57
                                          ---------  ---------  ---------  -----------  ---------
                                          ---------  ---------  ---------  -----------  ---------
Weighted average shares used in the
  calculation
  Basic.................................  4,965,375  4,797,193  4,791,864   4,782,447   4,838,413
  Diluted...............................  5,224,040  5,131,341  5,263,870   5,229,742   5,554,715


                See notes to consolidated financial statements.

                               VALLEY MEDIA, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                  ------------------------------------------------------------------
                                      COMMON STOCK       ADDITIONAL  STOCKHOLDER
DOLLARS IN THOUSANDS, EXCEPT      --------------------      PAID-IN      NOTES   RETAINED
SHARE DATA                           SHARES     AMOUNT      CAPITAL  RECEIVABLE  EARNINGS      TOTAL
                                  ---------  ---------  -----------  ---------  ---------  ---------
Balance at April 1, 1995........  4,976,191         $5       $1,333             $   5,042  $   6,380

Repurchase of common stock......   (36,625)                   (117)                             (117)

Net income......................                                                    1,453      1,453
                                  ---------  ---------  -----------             ---------  ---------

Balance at March 30, 1996.......  4,939,566          5        1,216                 6,495      7,716

Repurchase of common stock......  (154,701)                   (554)                             (554)

Net income......................                                                      611        611
                                  ---------  ---------  -----------             ---------  ---------

Balance at March 29, 1997.......  4,784,865          5          662                 7,106      7,773

Repurchase of common stock......   (32,441)                   (143)                             (143)

Issuance of common stock in
 connection with acquisition....     58,129                     326                              326

Net income as restated..........                                                    2,559      2,559
                                  ---------  ---------  -----------             ---------  ---------

Balance at March 28, 1998 as
 restated.......................  4,810,553          5          845                 9,665     10,515

Exercise of stock option in
 exchange for notes
 receivable.....................     89,556                     232     $(232)

Net income as restated..........                                                    3,189      3,189
                                  ---------  ---------  -----------  ---------  ---------  ---------

Balance at December 26, 1998 as
 restated.......................  4,900,109         $5       $1,077     $(232)  $  12,854  $  13,704
                                  ---------  ---------  -----------  ---------  ---------  ---------
                                  ---------  ---------  -----------  ---------  ---------  ---------


                See notes to consolidated financial statements.

                               VALLEY MEDIA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  -------------------------------------------------------------
                                                                           FISCAL YEARS ENDED              NINE MONTHS ENDED
                                                                  -------------------------------------  ----------------------
                                                                   MARCH 30,    MARCH 29,    MARCH 28,     DEC. 27,    DEC. 26,
DOLLARS IN THOUSANDS                                                    1996         1997         1998         1997        1998
                                                                  -----------  -----------  -----------  -----------  ---------
                                                                                                 AS RESTATED - SEE NOTE 13
                                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Income before extraordinary loss..............................   $   1,453    $     611    $   2,559    $   1,892   $   3,912
  Adjustments to reconcile income before extraordinary loss to net cash provided by (used in) operating activities
    Depreciation and amortization...............................       1,296        1,849        4,112        2,930       4,158
    Bad debt expense............................................           8          505        2,770        4,176       4,050
    Equity in net loss of joint venture.........................         903          207
    Deferred income taxes.......................................         264          121        2,799        1,915      (2,193)
    Extraordinary loss on debt refinancing (net of income taxes
     of $477)...................................................                                                           (723)
    Changes in assets and liabilities (net of acquisitions):
      Accounts receivable.......................................      (3,988)     (15,401)     (43,526)     (88,285)   (121,298)
      Inventories...............................................      (2,252)      (9,412)     (31,441)     (36,484)   (123,669)
      Prepaid expenses and other................................        (255)        (441)      (1,213)        (953)        245
      Accounts payable..........................................      (3,066)      33,532       51,748       93,629     185,039
      Accrued expenses..........................................        (261)         655       (2,586)      (3,037)      2,346
      Deferred revenue..........................................         438          629          927          691       2,324
                                                                  -----------  -----------  -----------  -----------  ---------
        Net cash provided by (used in) operating activities.....      (5,460)      12,855      (13,851)     (23,526)    (45,809)
                                                                  -----------  -----------  -----------  -----------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment...........................      (1,728)      (2,902)      (4,346)      (2,821)     (6,227)
  Business and net asset acquisitions, net of cash acquired.....                   (9,346)     (33,147)     (32,090)
  Equipment deposit.............................................         (34)         (82)         (61)
                                                                  -----------  -----------  -----------  -----------  ---------
        Net cash used in investing activities...................      (1,762)     (12,330)     (37,554)     (34,911)     (6,227)
                                                                  -----------  -----------  -----------  -----------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Short-term borrowings under revolving line of credit..........     163,068      195,748      632,004      444,452     581,191
  Repayment of short-term borrowings............................    (155,142)    (194,246)    (579,070)    (385,007)   (529,814)
  Issuance of long-term debt....................................         373            7            3            3       2,350
  Repayment of long-term debt...................................        (892)      (1,314)      (1,306)      (1,003)     (1,217)
  Repurchase of common stock....................................        (117)        (554)        (142)         (94)
  Deferred offering costs.......................................                                                           (147)
                                                                  -----------  -----------  -----------  -----------  ---------
        Net cash provided by (used in) financing activities.....       7,290         (359)      51,489       58,351      52,361
                                                                  -----------  -----------  -----------  -----------  ---------
NET INCREASE (DECREASE) IN CASH.................................          68          166           84          (86)        325
CASH, BEGINNING OF PERIOD.......................................          76          144          310          310         394
                                                                  -----------  -----------  -----------  -----------  ---------
CASH, END OF PERIOD.............................................   $     144    $     310    $     394    $     224   $     719
                                                                  -----------  -----------  -----------  -----------  ---------
                                                                  -----------  -----------  -----------  -----------  ---------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest........................................   $   1,263    $   1,676    $   5,716    $   3,649   $   7,108
  Cash paid for income taxes....................................         730                        85            6          22

NONCASH INVESTING AND FINANCING ACTIVITIES
  Net liabilities assumed in connection with acquisition of
   partnership
   interest.....................................................                    1,328
  Noncompete agreement issued in connection with business
   acquisition..................................................                      241
  Net assets acquired...........................................                      229
  Purchase of equipment through capital leases..................         820          231        2,788          391
  Purchase of equipment through issuance of note payable........       2,546
  Payable to Star Video Entertainment, L.P. as a result of
   acquisition..................................................                                 3,144        3,144
  Issuance of common stock in connection with acquisition.......                                   326          326
  Notes receivable from stockholders............................                                                            232


                See notes to consolidated financial statements.

                               VALLEY MEDIA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Valley Media, Inc. (a California corporation) and its subsidiaries (the "Company") is a full-line distributor of prerecorded music and video entertainment products. In July 1998, the Company was reincorporated as a Delaware corporation. The Company has distribution facilities in California, Kentucky, Pennsylvania and Massachusetts, and sells its products primarily to retail stores throughout the United States and worldwide, as well as through Internet music and video retailers. The Company also provides certain services to customers such as direct-to-consumer fulfillment and licensing the Company's proprietary products and databases of product information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Prior to January 1997, the Company owned a 50% partnership interest in Distribution North America ("DNA"), which was accounted for on the equity method. On January 31, 1997, the Company acquired the remaining 50% partnership interest in DNA (see Note 4). Significant intercompany balances and transactions are eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year is a 52 or 53 week period ending on the Saturday closest to March 31. The fiscal years ended March 30, 1996 ("fiscal 1996"), March 29, 1997 ("fiscal 1997") and March 28, 1998 ("fiscal 1998") each contained a 52 week period.

INTERIM FINANCIAL INFORMATION

The Company's consolidated financial statements as of December 27, 1997 and for the nine months ended December 27, 1997 are unaudited and, in the opinion of management, contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such period. The results of operations for the nine months ended December 26, 1998 are not necessarily indicative of the results expected for the full year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowances for doubtful accounts, vendor receivables and customer returns. Actual results could differ from those estimates.

INVENTORIES

Inventories are valued at the lower of cost or market and are accounted for on the average cost basis. The Company performs periodic assessments to determine the existence of obsolete, slow-moving and non-salable inventories and records necessary provisions to reduce such inventories to net realizable value.

                               VALLEY MEDIA, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated or amortized on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter. Estimated useful lives range from three to ten years.

CAPITALIZED COMPUTER SOFTWARE

Capitalized computer software included in property and equipment, reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis over periods not exceeding five years. Internally developed software costs are capitalized in accordance with Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. Amortization expense for fiscal 1996, fiscal 1997, fiscal 1998 and the nine months ended December 26, 1998 was $195,000, $339,000, $490,000 and $546,000, respectively.

GOODWILL AND OTHER INTANGIBLES

Goodwill is amortized on a straight-line basis over 15 years. Identifiable intangible assets, consisting primarily of customer lists, are amortized on a straight-line basis over five years.

OTHER ASSETS


Other assets include $150,000 at December 26, 1998 of deferred offering costs, which the Company expects to offset against the gross proceeds from an initial public offering.


REVENUE RECOGNITION

Sales of prerecorded music, video, music accessories, and other related products are recognized upon shipment of the product, net of estimated returns and allowances, which are based on historical experience and adjusted for current situations. Certain of the Company's sales are made to customers under agreements permitting rights of return.


ADVERTISING EXPENSE AND REIMBURSEMENT



Advertising costs are expensed when incurred. Advertising reimbursements from suppliers are recognized as earned. Net advertising reimbursements are included in cost of goods sold and were $1,558,000, $2,195,000, $7,057,887 and $6,114,000 in fiscal 1996, fiscal 1997, fiscal 1998 and the nine months ended December 26, 1998.


CONCENTRATION OF CREDIT RISK


The Company is subject to credit risk through sales and related trade receivables to retailers. Approximately 28% of the Company's net sales and 41% of accounts receivable were represented by four customers for the nine months ended December 26, 1998. The Company routinely assesses the financial strength of significant customers and this assessment, combined with the large number and geographic diversity of its customers, limits the Company's concentration of risk with respect to trade accounts receivable.

                               VALLEY MEDIA, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
STOCK-BASED COMPENSATION

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25").

INCOME TAXES

The Company accounts for income taxes under the asset and liability approach where deferred income tax assets and liabilities reflect the future tax consequences, based on enacted tax laws, of the temporary differences between financial and tax reporting at the balance sheet date.

ASSET IMPAIRMENT

Statement of Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF, requires periodic review of long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment, if any, would be determined from a comparison of undiscounted net cash flows to the carrying value of the assets. Implementation of SFAS No. 121 in fiscal 1997 had no effect on the Company's financial statements.

NET INCOME PER SHARE

Basic net income per share is computed by dividing net income by the weighted average of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if common stock was issued through exercise of stock options.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 130, REPORTING COMPREHENSIVE INCOME, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In addition, this statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from the retained earnings and additional paid in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for the Company's fiscal year ending April 3, 1999 ("fiscal 1999"). The Company has no items of other comprehensive income and therefore comprehensive income is the same as net income for all periods presented.

SFAS No. 131, DISCLOSURES ABOUT SEGMENT REPORTING OF AN ENTERPRISE AND RELATED INFORMATION, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to

                               VALLEY MEDIA, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. SFAS No. 131 is effective for the Company's fiscal 1999. The Company is currently evaluating what impact, if any, SFAS No. 131 may have on its financial statement disclosures.

SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is currently evaluating what impact, if any, SFAS No. 133 may have on its financial statements.

STOCK SPLIT


On March   , 1999, the Company effected a 8.04-for-1 split of its common stock.
All share and per share amounts in the accompanying consolidated financial statements have been restated to give effect to the stock split.


3. ACQUISITION OF BUSINESS OF STAR VIDEO ENTERTAINMENT, L.P.

On May 20, 1997, the Company acquired certain of the assets and assumed certain liabilities of Star Video Entertainment, L.P. ("Star Video"), a distributor of prerecorded videocassettes. Consideration paid to the seller was $37,872,000, of which $34,728,000 was paid in cash on May 20, 1997 and in August 1997 and the remaining $3,144,000 was due in various installments over the next three years. In connection with the acquisition, the Company incurred $1,080,000 of transaction costs, comprised principally of legal fees.

As of May 20, 1997, the Company planned to (i) terminate certain Star Video senior management in fiscal 1998, (ii) move virtually all Star Video administrative functions to the Company's Woodland, California headquarters in calendar 1998 and (iii) close three Star Video distribution facilities in fiscal 1998 and early fiscal 1999. Therefore, the Company recorded a liability of $1,485,000 at May 20, 1997 for severance costs related to these planned activities.

As of March 28, 1998, the Company had terminated certain Star Video senior management and closed two distribution facilities. As a result, the Company charged $606,000 against the severance liability in fiscal 1998 and at March 28, 1998 the remaining severance liability was $879,000.

In the nine months ended December 26, 1998, the Company moved the Star Video administrative functions to Woodland, California and closed the third distribution facility. As a

                               VALLEY MEDIA, INC.

3. ACQUISITION OF BUSINESS OF STAR VIDEO ENTERTAINMENT, L.P. (CONTINUED) result, the Company charged $507,000 against the severance liability and at December 26, 1998 had a remaining severance liability of $372,000, which will be paid on a monthly basis through May 2000.

The Company allocated the total purchase price of $40,437,000 to the fair value of the net assets acquired as follows:

                                                                                    ---------
DOLLARS IN THOUSANDS
Cash..............................................................................  $   3,697
Accounts receivable...............................................................     58,025
Inventories.......................................................................     20,513
Property and equipment............................................................      1,472
Goodwill..........................................................................     15,540
Customer lists....................................................................      2,300
Prepaid and other assets..........................................................        812
Accounts payable..................................................................    (43,061)
Accrued expenses..................................................................     (1,722)
Short-term borrowings.............................................................    (17,139)
                                                                                    ---------
Total.............................................................................  $  40,437
                                                                                    ---------
                                                                                    ---------

During November 1998, the Company and Star Video settled an arbitration proceeding relating to the acquisition of Star Video regarding the valuation of certain accounts receivables and payables. The settlement resulted in the reduction of approximately $1,500,000 of accounts payable and $500,000 of notes payable no longer due to the previous owners of Star Video and a $2,000,000 decrease in goodwill.

The following unaudited pro forma information has been presented as if the acquisition of business of Star Video had occurred at the beginning of each fiscal year presented. The unaudited pro forma information is based on historical results of operations adjusted for purchase price adjustments and, in the opinion of management, is not necessarily indicative of what results would have been if the acquisition had occurred at the beginning of each fiscal year presented.


                                                                          --------------------
                                                                           FISCAL YEARS ENDED
                                                                          --------------------
                                                                          MARCH 29,  MARCH 28,
                                                                            1997(1)       1998
                                                                          ---------  ---------
                                                                              (UNAUDITED)
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
Net sales...............................................................  $ 500,353  $ 616,034
Net income..............................................................      4,849      1,991
Net income per share:
  Basic.................................................................  $    1.01  $    0.42
  Diluted...............................................................       0.94       0.38


------------------------

(1) Includes results of operations of Star Video for the fiscal year ended December 31, 1996

                               VALLEY MEDIA, INC.

4. OTHER ACQUISITIONS

During fiscal 1998, the Company acquired inventories and accounts receivable from a wholesale prerecorded music distributor for a purchase price of $798,000, which was paid in cash.

In January 1997, the Company acquired the remaining 50% partnership interest in DNA in exchange for assuming DNA's net liabilities of $1,328,000. Simultaneous with the acquisition, the Company repaid DNA's line of credit balance of $3,133,000 utilizing borrowings from the Company's line of credit. The transaction resulted in goodwill of $747,000. The Company provided certain services (including warehousing, data processing and order processing) to DNA through January 1997. The Company received $3,606,000 and $2,403,000 from DNA for such services during fiscal 1996 and fiscal 1997, respectively. Additionally, the Company purchased products from DNA totaling $5,201,000, and $4,274,000 during fiscal 1996 and fiscal 1997, respectively.

Summarized financial information for DNA is as follows:

                                                                          ------------------------
                                                                             FISCAL YEARS ENDED
                                                                          ------------------------
                                                                           MARCH 30,    MARCH 29,
                                                                                1996         1997
                                                                          -----------  -----------
DOLLARS IN THOUSANDS
Net sales...............................................................   $  36,079    $  23,540
Gross profit............................................................       5,777        5,176
Operating income (loss).................................................      (1,248)         108
Net loss................................................................      (1,807)        (414)

During fiscal 1997, the Company acquired certain assets from three wholesale prerecorded music distributors. The purchase prices totaled $9,346,000, paid in cash. The purchases included inventory, accounts receivable, trademarks and copyrights and a covenant not to compete, and resulted in goodwill and other intangibles of $1,766,000.


In December 1996, the Company entered into an agreement to acquire certain Stereophile, Inc. ("Stereophile") assets, a publisher of quarterly and annual comprehensive classical music guides. Stereophile is owned by a Director of the Company. The Company accounted for this transaction as an acquisition. The total purchase price was $702,000, comprised of cash paid of $150,000, notes payable and other liabilities assumed of $226,000 and common stock of $326,000 (58,129 shares of common stock which were issued in December 1997 at a fair value of approximately $5.60 per share based upon an independent valuation of the Company as of March 29, 1997, adjusted for changes in the Company's business.) The Company allocated the total purchase price to the fair value of the net assets acquired; $355,000 was allocated to identifiable intangible assets (music databases based upon estimated costs to replicate the databases) and $347,000 was allocated to goodwill.

                               VALLEY MEDIA, INC.

4. OTHER ACQUISITIONS (CONTINUED)
The above acquisitions have been accounted for using the purchase method of accounting and, accordingly, the operations of these businesses and net assets have been included in the Company's consolidated financial statements from their respective dates of acquisition and were not material to the results of operations of the Company.

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                                 -------------------------------
                                                                 MARCH 29,  MARCH 28,   DEC. 26,
DOLLARS IN THOUSANDS                                                  1997       1998       1998
                                                                 ---------  ---------  ---------
Machinery and equipment........................................  $   4,836  $   9,682  $   9,893
Office furniture and equipment.................................      4,953      6,733      9,817
Computer software..............................................      2,765      5,045      6,252
Leasehold improvements.........................................      1,064      1,273      2,936
                                                                 ---------  ---------  ---------
    Total......................................................     13,618     22,733     28,898

Less accumulated depreciation and amortization.................     (4,533)    (7,052)    (9,768)
                                                                 ---------  ---------  ---------
Property and equipment, net....................................  $   9,085  $  15,681  $  19,130
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

The Company leases some of its office furniture and equipment under capital leases. At March 29, 1997, March 28, 1998 and December 26, 1998 property and equipment recorded under capital leases was $1,051,000, $3,850,000, and $4,361,000, respectively. Related accumulated amortization was $252,000, $518,000 and $948,000, respectively.

6. GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles consist of:

                                                                 -------------------------------
                                                                 MARCH 29,  MARCH 28,   DEC. 26,
DOLLARS IN THOUSANDS                                                  1997       1998       1998
                                                                 ---------  ---------  ---------
Goodwill.......................................................     $2,508    $18,165    $15,569
Identifiable intangible assets, primarily customer lists.......        241      2,554      2,554
                                                                 ---------  ---------  ---------
    Total......................................................      2,749     20,719     18,123

Less accumulated amortization..................................       (123)    (1,679)    (3,059)
                                                                 ---------  ---------  ---------
Goodwill and other intangibles, net............................     $2,626    $19,040    $15,064
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

7. REVOLVING LINE OF CREDIT

At December 26, 1998, the Company has a revolving line of credit agreement ("Credit Facility") that provides for borrowings up to the lesser of $200,000,000 or the amount of collateral availability. Collateral availability is limited to 77% of eligible accounts receivable plus the lesser of 62% of cost or 91% of net realizable value of inventories (subject to certain limitations as to video and DNA inventories, as defined in the Credit Facility). The Credit Facility bears interest, at the Company's election, at prime plus a margin of 0% to 0.5% or the Eurodollar Rate plus a margin of 2.0% to 2.75%, subject to monthly adjustments and

                               VALLEY MEDIA, INC.

7. REVOLVING LINE OF CREDIT (CONTINUED)
certain terms and conditions stated in the Credit Facility. At December 26, 1998, the average interest rate on outstanding borrowings was 7.59%. The Credit Facility requires a monthly fee of 0.38% on the amount by which 80% of the available borrowings exceeds the average daily principal balance of outstanding loans and letters of credit (which were $16,075,000 at December 26, 1998). Borrowings under the Credit Facility are secured by all eligible accounts receivable, inventory, certain equipment, and other intangible property of the Company. The Credit Facility contains various covenants, including among other things, compliance with adjusted net worth requirements, restriction of encumbrances, indebtedness, loans, investments and guarantees and restriction on the payment of cash dividends. Dividends are restricted to 25% of fiscal year net income, subject to certain borrowing availability requirements. At December 26, 1998, no dividends were allowable under the Credit Facility. The Credit Facility expires on May 21, 2001 and renews annually thereafter unless notice is given by either party.

As a result of terminating a prior line of credit agreement in the first quarter of fiscal 1999, the Company incurred termination fees and wrote off prepaid financing costs resulting in an extraordinary loss of $723 (net of income tax benefit of $477) or $0.13 per diluted share.

8. LONG-TERM DEBT

Long-term debt consists of the following:

                                                                 ---------------------------------
                                                                 MARCH 29,  MARCH 28,    DEC. 26,
DOLLARS IN THOUSANDS                                                  1997       1998        1998
                                                                 ---------  ---------  -----------
Various notes payable in monthly installments of $50, interest at 8.8% to 9.5%, due January and July 2002, secured by
 equipment.....................................................                         $   1,725
Note payable in monthly installments of $52, interest at the treasury rate plus 3.2% (8.7% on December 26, 1998), due
 November 2000, secured by equipment...........................  $   1,971  $   1,494       1,152
Various notes payable in monthly installments totaling $16,
 interest at 9.3% on March 28, 1998, due at various dates
 through October 1998, secured by equipment....................        595         79
10% unsecured promissory note due with accrued interest May
 2000..........................................................                   500
10% unsecured promissory note due December 1998, interest due
 quarterly beginning December 1997.............................        100        100
Capital lease obligations (see Note 9).........................        786      3,260       3,256
Unsecured notes payable to related parties, interest at 8%,
 payable monthly, due on demand................................         63         67
                                                                 ---------  ---------  -----------
  Total........................................................      3,515      5,500       6,133

Less current portion...........................................     (1,258)    (2,334)     (1,786)
                                                                 ---------  ---------  -----------
Total long-term debt...........................................  $   2,257  $   3,166   $   4,347
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------

                               VALLEY MEDIA, INC.

8. LONG-TERM DEBT (CONTINUED)
Scheduled principal maturities as of December 26, 1998 for calendar years are as follows:

                                                                                      ---------
DOLLARS IN THOUSANDS
  1999..............................................................................     $1,786
  2000..............................................................................      1,861
  2001..............................................................................      1,049
  2002..............................................................................        593
  2003..............................................................................        403
  Thereafter........................................................................        441
                                                                                      ---------
    Total...........................................................................     $6,133
                                                                                      ---------
                                                                                      ---------

9. COMMITMENTS AND CONTINGENCIES

The Company has several capital leases for office furniture and equipment. The Company also leases computer equipment and office and warehouse facilities and equipment under noncancelable operating leases. During fiscal 1996, fiscal 1997, fiscal 1998 and the nine months ended December 26, 1998, total rent expense under all operating leases was $1,217,000, $1,479,000, $3,125,000 and
$4,325,000, respectively. The Company was reimbursed $134,000 and $231,000 by DNA related to these expenditures in fiscal 1996 and 1997, respectively.

As of December 26, 1998, the Company had commitments to purchase equipment of approximately $332,000.

Future minimum payments under capital leases and noncancelable operating leases with terms of one year or more at December 26, 1998 for calendar years consisted of the following:

                                                                           ---------------------
                                                                             CAPITAL   OPERATING
DOLLARS IN THOUSANDS                                                          LEASES      LEASES
                                                                           ----------  ---------
 1999....................................................................     $1,048      $6,084
  2000...................................................................        952       5,039
  2001...................................................................        575       3,129
  2002...................................................................        466       2,377
  2003...................................................................        462       2,554
  Thereafter.............................................................        462       4,366
                                                                           ----------  ---------
    Total lease payments.................................................      3,965     $23,549
                                                                                       ---------
                                                                                       ---------

Less amounts representing interest.......................................       (709)
                                                                           ----------
Present value of net minimum lease payments..............................     $3,256
                                                                           ----------
                                                                           ----------

In the ordinary course of its business the Company is a party to certain claims and legal actions. After consulting with legal counsel, the management of the Company believes that the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial statements of the Company taken as a whole.

                               VALLEY MEDIA, INC.

10. INCOME TAXES

The income tax provision (benefit) consists of the following:


                                                     --------------------------------------------------
                                                                                            NINE MONTHS
                                                              FISCAL YEARS ENDED                 ENDED
                                                     -------------------------------------  -----------
                                                      MARCH 30,    MARCH 29,    MARCH 28,     DEC. 26,
DOLLARS IN THOUSANDS                                       1996         1997         1998         1998
                                                     -----------  -----------  -----------  -----------
Income tax expense:
  Current
    Federal........................................   $     551    $     215    $      98    $   3,663
    State..........................................         201           74            3          830
                                                     -----------       -----   -----------  -----------
      Total........................................         752          289          101        4,493
  Deferred
    Federal........................................         244          102        1,114       (1,454)
    State..........................................          20           19          516         (227)
                                                     -----------       -----   -----------  -----------
      Total........................................         264          121        1,630       (1,681)
                                                     -----------       -----   -----------  -----------
Income tax provision (benefit).....................   $   1,016    $     410    $   1,731    $   2,812
                                                     -----------       -----   -----------  -----------
                                                     -----------       -----   -----------  -----------



The Company's effective tax rate differs from the federal statutory rate as follows:



                                      ------------------------------------------------------------------------
                                                                                                NINE MONTHS
                                                        FISCAL YEARS ENDED                            ENDED
                                      -------------------------------------------------------  ---------------
                                      MARCH 30, 1996     MARCH 29, 1997     MARCH 28, 1998     DEC. 26, 1998
                                      -----------------  -----------------  -----------------  ---------------
Federal tax at statutory rate.......           34.0%              34.0%              34.0%             35.0%
State income taxes, net of Federal
 benefit............................            6.0                6.1                5.8               5.8
True-up of prior year tax returns...                                                                   (2.1)
Write off of deferred offering
 costs..............................                                                                    3.7
Other...............................            1.2                0.1                0.5              (0.6)
                                                ---                ---                ---             -----
Total...............................           41.2%              40.2%              40.3%             41.8%
                                                ---                ---                ---             -----
                                                ---                ---                ---             -----

                               VALLEY MEDIA, INC.

10. INCOME TAXES (CONTINUED)

The significant components of the Company's deferred tax assets (liabilities) are as follows:

                                                                 -------------------------------------
                                                                  MARCH 29,    MARCH 28,     DEC. 26,
DOLLARS IN THOUSANDS                                                   1997         1998         1998
                                                                 -----------  -----------  -----------
Deferred tax assets
  Investment in joint venture..................................   $     420
  Allowance for doubtful accounts..............................         235    $   1,086    $   2,361
  Capitalized inventory costs..................................         134          117          363
  Accrued vacation.............................................         109          126          280
  Nondeductible reserves.......................................                      362          883
  Deferred state taxes.........................................                      182          288
  ESOP contributions...........................................                       70          105
  Other........................................................         238          485          675
                                                                 -----------  -----------  -----------
      Total deferred tax assets................................       1,136        2,428        4,955
                                                                 -----------  -----------  -----------
Deferred tax liabilities
  Fair value adjustment on customer receivables................                   (3,517)      (3,061)
  Capitalized software.........................................        (807)      (1,210)      (1,005)
  Depreciation and amortization................................        (554)        (758)      (1,442)
  Other........................................................         (46)         (13)        (324)
                                                                 -----------  -----------  -----------
      Total deferred tax liabilities...........................      (1,407)      (5,498)      (5,832)
                                                                 -----------  -----------  -----------
Net deferred tax liability.....................................   $    (271)   $  (3,070)   $    (877)
                                                                 -----------  -----------  -----------
                                                                 -----------  -----------  -----------

11.  STOCKHOLDERS' EQUITY AND EMPLOYEE BENEFIT PLANS

During fiscal 1997, the Company repurchased 139,777 shares of common stock at approximately $3.58 per share from the principal shareholder. The repurchase price was based upon an independent valuation of the Company and no compensation was recorded. In the nine months ended December 26, 1998, the Company's principal shareholder sold approximately 111,756 shares of common stock at $9.95 per share to certain members of the Company's Board of Directors.

STOCK OWNERSHIP PLAN

The Company's employee stock ownership plan ("ESOP") is a defined contribution plan covering substantially all full-time employees who meet minimum age and length of service requirements. The ESOP requires annual Company contributions of 1% of eligible employees' annual compensation in the form of common stock, cash or any combination thereof. ESOP contribution expense, which represented 1% of eligible compensation and was paid in cash, totaled $140,000, $164,000, $216,000 and $196,000 for fiscal 1996, fiscal 1997, fiscal 1998 and nine months ended December 26, 1998, respectively. Participant accounts become 20% vested upon completion of three years service and vest an additional 20% in each succeeding year. At March 30, 1996, March 29, 1997, March 28, 1998 and December 26, 1998, the

                               VALLEY MEDIA, INC.

11.  STOCKHOLDERS' EQUITY AND EMPLOYEE BENEFIT PLANS (CONTINUED)
ESOP held 845,598, 830,674, 798,234 and 798,234 shares, respectively, all of which were allocated to participants. All ESOP shares are considered outstanding for net income per share calculations.

Upon termination of employment or retirement, distributions to participants are made based upon their vested account balances. Prior to the completion of the Company's initial public offering, upon distribution of shares, participants may, at their option, require the Company to repurchase ESOP shares distributed, at fair value. The Company repurchased and retired 36,625, 14,930 and 32,441 ESOP shares during fiscal 1996, fiscal 1997 and fiscal 1998, respectively. The purchase price in each period was based upon an independent valuation of the Company. At March 28, 1998 and December 26, 1998, the fair value of allocated shares which were subject to a repurchase obligation was approximately $4.6 million and $7.9 million respectively. As permitted by its terms, the ESOP has suspended all distributions until after the completion of the Company's initial public offering.

STOCK OPTION PLANS

Under the 1994 and 1997 Stock Option Plans, there were 2,090,400 shares of common stock reserved for which the Company could grant options to eligible employees, directors, and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for nonqualified stock options. Options granted under the Plans generally vest over four years, and expire 10 years from the date of grant.

All stock options have been granted at fair market value. The fair market values were determined by the Company's Board of Directors based upon independent valuations of the Company as of March 30, 1996, March 29, 1997 and March 28, 1998, adjusted for material changes in business circumstances, as appropriate.

No compensation expense has been recognized in connection with any stock option grants or sales of common stock by the Company's principal shareholder.

                               VALLEY MEDIA, INC.

11.  STOCKHOLDERS' EQUITY AND EMPLOYEE BENEFIT PLANS (CONTINUED)
Outstanding options under both plans are summarized as follows:


                                                       ---------------------------------------------
                                                                   WEIGHTED                WEIGHTED
                                                                    AVERAGE                 AVERAGE
                                                                   EXERCISE     OPTIONS    EXERCISE
                                                         OPTIONS      PRICE   EXERCISABLE     PRICE
                                                       ---------  ----------  ----------  ----------
Outstanding, April 1, 1995 and March 30, 1996........    751,447      $2.43
Granted (weighted average fair value of $1.04).......    117,914       3.65
Forfeited............................................    (67,552)      3.33
                                                       ---------
Outstanding, March 29, 1997..........................    801,809       2.53     200,397       $2.43
Granted (weighted average fair value of $1.07).......    368,577       4.48
Forfeited............................................    (22,753)      5.05
                                                       ---------
Outstanding, March 28, 1998..........................  1,147,633       3.11     759,386        2.54
Granted (weighted average fair value of $2.01).......    219,291       9.54
Exercised............................................    (89,556)      2.59
Forfeited............................................    (62,881)      6.21
                                                       ---------
Outstanding, December 26, 1998.......................  1,214,487      $4.24     784,452       $2.81
                                                       ---------
                                                       ---------



At December 26, 1998, there were 786,352 shares available for future grant under both plans.



In the nine months ended December 26, 1998, certain officers exercised options to purchase 89,556 shares of common stock. The exercise price was paid by $232,000 in shareholder notes, with interest at 8.5%, due in three years. Subsequent to December 26, 1998, certain officers exercised options to purchase 48,159 shares of common stock in exchange for shareholder notes of $125,000.


The following table summarizes information about both plans at December 26, 1998:


---------------------------------------------------------------
                         WEIGHTED                    WEIGHTED
 RANGE OF                 AVERAGE                     AVERAGE
 EXERCISE    OPTIONS     EXERCISE       OPTIONS      EXERCISE
   PRICES  OUTSTANDING       PRICE   EXERCISABLE        PRICE
---------  ---------  -------------  -----------  -------------
    $2.43    656,553    $    2.43       651,642     $    2.43
     3.73     53,329         3.73        21,394          3.73
     4.35    269,234         4.35        93,593          4.35
     5.60     37,788         5.60         7,903          5.60
     5.85      8,040         5.85         1,173          5.85
     9.95    159,393         9.95         8,747          9.95
    11.19     30,150        11.19             -         11.19
           ---------                 -----------
           1,214,487    $    4.24       784,452     $    2.81
           ---------                 -----------
           ---------                 -----------

                               VALLEY MEDIA, INC.

11.  STOCKHOLDERS' EQUITY AND EMPLOYEE BENEFIT PLANS (CONTINUED)
ADDITIONAL STOCK PLAN INFORMATION


SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the disclosure of pro forma net income as if the Company had adopted the fair value method as of the beginning of fiscal 1996. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum value option pricing model with the following weighted average assumptions: expected life, five years following grant date; risk free interest rates, 5.6%-7.0%; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1997, fiscal 1998 and the nine months ended December 26, 1998 awards had been amortized to expense over the vesting period of the awards, pro forma net income would have been $610,000 or $0.12 per diluted share in fiscal 1997, $2,517,000 or $0.48 per diluted share in fiscal 1998 and $3,124,000 or $0.56 per diluted share in the nine months ended December 26, 1998. As no awards were granted in fiscal 1996, pro forma net income does not differ from the reported amounts. However, the impact of outstanding nonvested stock options granted prior to fiscal 1996 has been excluded from the pro forma calculation; accordingly, the fiscal 1997, fiscal 1998 and the nine months ended December 26, 1998 pro forma adjustment is not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.


EMPLOYEE RETIREMENT PLAN

In April 1995, the Company adopted an employee retirement plan intended to be qualified under Section 401(k) of the Internal Revenue Code. Participation in the plan is available to substantially all employees. Generally, employees may contribute up to 17% of their annual compensation to the plan on a pre-tax basis. Under the plan, the Company makes matching contributions of 50% up to a maximum of 4% of each participating employee's annual compensation. The Company's contributions to the plan totaled $115,000, $164,000, $282,000 and $264,000 in fiscal 1996, fiscal 1997, fiscal 1998 and the nine months ended December 26, 1998, respectively.

                               VALLEY MEDIA, INC.

12.  NET INCOME PER SHARE

A reconciliation of basic to diluted weighted average shares used in the calculation of net income per share is as follows:


                                         -------------------------------------------------------
                                               FISCAL YEARS ENDED           NINE MONTHS ENDED
                                         -------------------------------  ----------------------
                                         MARCH 30,  MARCH 29,  MARCH 28,                DEC. 26,
                                              1996       1997       1998    DEC. 27,        1998
                                         ---------  ---------  ---------        1997   ---------
                                                                          -----------
                                                                          (UNAUDITED)
Weighted average shares used in the
 calculation-basic.....................  4,965,375  4,797,193  4,791,864   4,782,447   4,838,413
Effect of dilutive stock options.......    258,665    334,148    472,006     447,295     716,302
                                         ---------  ---------  ---------  -----------  ---------
Weighted average shares used in the
 calculation-diluted...................  5,224,040  5,131,341  5,263,870   5,229,742   5,554,715
                                         ---------  ---------  ---------  -----------  ---------
                                         ---------  ---------  ---------  -----------  ---------



13. RESTATEMENT



Subsequent to the issuance of the Company's consolidated financial statements for fiscal 1998 and the nine months ended December 26, 1998, the Company's management determined that costs which had been reflected as deferred offering costs should have been expensed, pursuant to the Securities and Exchange Commission Staff Accounting Bulletin Topic 5A.1. As a result, such consolidated financial statements have been restated from the amounts previously reported as follows:



                                  ----------------------------------------------------------------------------
                                       MARCH 28, 1998          DECEMBER 27, 1997         DECEMBER 26, 1998
                                  ------------------------  ------------------------  ------------------------
                                          AS                        AS                        AS
                                  PREVIOUSLY                PREVIOUSLY                PREVIOUSLY
DOLLARS IN THOUSANDS                REPORTED   AS RESTATED    REPORTED   AS RESTATED    REPORTED   AS RESTATED
                                  -----------  -----------  -----------  -----------  -----------  -----------
                                                                        (UNAUDITED)
At period end:
  Other assets..................   $   1,099    $     335    $     269    $       8    $   1,804    $   1,319
  Total stockholders' equity....      10,977       10,515       10,057        9,895       14,242       13,704
For the period ended:
  Selling, general and
   administrative expenses......      38,922       39,183       55,183       55,948       56,027       55,748
  Income before income taxes....       5,055        4,290        3,434        3,173        6,445        6,724
  Income taxes..................       1,380        1,281        2,034        1,731        2,457        2,812
  Income before extraordinary
   loss.........................       3,021        2,559        2,054        1,892        3,988        3,912
  Net income....................       3,021        2,559        2,054        1,892        3,265        3,189
Net income per share:
  Basic:
    Income before extraordinary
     loss.......................   $    0.63    $    0.53    $    0.43    $    0.40    $    0.82    $    0.81
    Extraordinary Loss..........          --           --           --           --        (0.15)       (0.15)
                                  -----------  -----------  -----------  -----------  -----------  -----------
    Net income per share........   $    0.63    $    0.53    $    0.43    $    0.40    $    0.67    $    0.66
                                  -----------  -----------  -----------  -----------  -----------  -----------
                                  -----------  -----------  -----------  -----------  -----------  -----------
  Diluted:
    Income before extraordinary
     loss.......................   $    0.57    $    0.49    $    0.39    $    0.36    $    0.72    $    0.70
    Extraordinary loss..........          --           --                                  (0.13)       (0.13)
                                  -----------  -----------  -----------  -----------  -----------  -----------
    Net income per share........   $    0.57    $    0.49    $    0.39    $    0.36    $    0.59    $    0.57
                                  -----------  -----------  -----------  -----------  -----------  -----------
                                  -----------  -----------  -----------  -----------  -----------  -----------

                          INDEPENDENT AUDITORS' REPORT

Valley Media, Inc.:

We have audited the accompanying statements of operations and changes in net assets acquired and of cash flows of Star Video Entertainment, L.P. ("Star Video") for the years ended December 31, 1995 and 1996 and for the period from January 1, 1997 to May 20, 1997. These financial statements are the responsibility of the management of Valley Media, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of Star Video for the years ended December 31, 1995 and 1996 and for the period from January 1, 1997 to May 20, 1997 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

San Francisco, California

July 22, 1998

                                   STAR VIDEO

          STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS ACQUIRED

                                                           -----------------------------------
                                                                                   PERIOD FROM
                                                           YEAR ENDED DECEMBER      JANUARY 1,
                                                                   31,                    1997
                                                           --------------------     TO MAY 20,
DOLLARS IN THOUSANDS                                            1995       1996           1997
                                                           ---------  ---------  -------------
Net sales................................................  $ 253,083  $ 301,122       $102,115

Cost of goods sold.......................................    227,520    272,870         93,006
                                                           ---------  ---------  -------------
Gross profit.............................................     25,563     28,252          9,109

Selling, general and administrative expenses.............     17,229     16,280         10,325
                                                           ---------  ---------  -------------
Operating income (loss)..................................      8,334     11,972         (1,216)

Interest expense.........................................        505        603            270
                                                           ---------  ---------  -------------
Net income (loss)........................................      7,829     11,369         (1,486)

Net assets acquired, beginning of period.................     14,893     19,609         26,129

Distributions to partners................................     (3,113)    (4,849)        (1,803)
                                                           ---------  ---------  -------------
Net assets acquired, end of period.......................  $  19,609  $  26,129       $ 22,840
                                                           ---------  ---------  -------------
                                                           ---------  ---------  -------------

                       See notes to financial statements.

                                   STAR VIDEO

                            STATEMENTS OF CASH FLOWS

                                                            -----------------------------------
                                                                                    PERIOD FROM
                                                                 YEAR ENDED          JANUARY 1,
                                                                DECEMBER 31,               1997
                                                            --------------------     TO MAY 20,
DOLLARS IN THOUSANDS                                             1995       1996           1997
                                                            ---------  ---------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).......................................  $   7,829  $  11,369       $ (1,486)
  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
  Depreciation and amortization...........................        573        641            275
  Bad debt expense........................................        169        308            924
  Changes in assets and liabilities:
    Accounts receivables..................................    (25,841)   (12,958)        28,931
    Inventories...........................................     (1,333)    (1,957)          (542)
    Prepaid expenses and other............................       (440)       645             (5)
    Accounts payable......................................      6,896      9,440        (37,333)
    Accrued expenses......................................        156        382           (227)
                                                            ---------  ---------  -------------
      Net cash provided by (used in) operating
       activities.........................................    (11,991)     7,870         (9,463)
                                                            ---------  ---------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment.....................       (698)      (862)          (282)
                                                            ---------  ---------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net short-term borrowings (repayments)..................      3,791     (1,895)        15,243
  Repayment of long-term debt.............................       (144)       (54)
  Other...................................................        (14)      (138)           (99)
  Distributions to partners...............................     (3,113)    (4,849)        (1,803)
                                                            ---------  ---------  -------------
      Net cash provided by (used in) financing
       activities.........................................        520     (6,936)        13,341
                                                            ---------  ---------  -------------
NET INCREASE (DECREASE) IN CASH...........................    (12,169)        72          3,596
CASH, Beginning of period.................................     12,198         29            101
                                                            ---------  ---------  -------------
CASH, End of period.......................................  $      29  $     101        $ 3,697
                                                            ---------  ---------  -------------
                                                            ---------  ---------  -------------

                       See notes to financial statements.

                                   STAR VIDEO

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SALE OF BUSINESS TO VALLEY MEDIA, INC.

Star Video Entertainment, L.P. (the "Partnership") was engaged primarily in the distribution of pre-recorded videocassettes, games and accessories and also provided rental ready services as well as racking services for certain customers. Distribution facilities were in New Jersey, Pennsylvania, Massachusetts, New York and Indiana and products were sold primarily to retail stores throughout the United States. The Partnership purchased approximately 30% of video products from a single vendor.

On May 20, 1997, Valley Media, Inc. acquired substantially all of the Partnership's assets and assumed certain Partnership liabilities. The total purchase price was $37,872,000. The purchase price is subject to adjustment in the future depending upon the ultimate resolution of an arbitration proceeding between Valley Media, Inc. and the Partnership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements present the results of operations and cash flows of the net assets acquired by Valley Media, Inc. from the Partnership on May 20, 1997. Such net assets acquired represent substantially all of the business operations of the Partnership during the periods presented and are referred to as "Star Video" in the accompanying financial statements and notes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowances for doubtful accounts and vendor receivables. Actual results could differ from those estimates.

REVENUE RECOGNITION

Sales are recognized upon shipment of pre-recorded videocassettes and other related products net of returns and allowances. Net sales also include fees for services.

CONCENTRATION OF CREDIT RISK

Star Video is subject to credit risk through sales and related trade accounts receivable to retailers. Star Video routinely assesses the financial strength of significant customers and this assessment, combined with the large number and geographic diversity of its customers, limits Star Video's concentration of credit risk with respect to trade accounts receivable.

                                   STAR VIDEO

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

No provision for income taxes has been recorded within Star Video's financial statements since they were includable in the income tax returns of the partners of the Partnership.

3. SHORT-TERM BORROWINGS

On December 26, 1991, Star Video entered into a revolving line of credit agreement ("Agreement") with BTM Capital Corporation ("BTM") that provided for borrowings up to the lesser of $30,000,000 or 75% of eligible accounts receivable and 50% of eligible inventory. The line of credit bore interest at prime plus 1% (9.5% at May 20, 1997). The Agreement provided for a commitment fee of 0.38% on the unused portion of the line. Borrowings were secured by all eligible accounts receivable, inventory, equipment and other tangible property of Star Video. The Agreement was due to expire June 1, 1998.

Letters of credit of $200,000 and $7,940,000 were outstanding as of December 31, 1995 and 1996, respectively, which were issued to various vendors by BTM.

The Agreement contained various financial covenants, including among other things, compliance with debt ratios, capital expenditure limits, net worth limits and restrictions on the payment of amounts to the partners. As of December 31, 1995 and 1996, Star Video was not in compliance with one of the financial covenants of the Agreement. On March 7, 1996 and March 14, 1997, the Company subsequently obtained from BTM a waiver of the respective defaults as of December 31, 1995 and 1996, respectively.

On May 20, 1997, concurrent with the acquisition of the net assets of Star Video by Valley Media, Inc., the outstanding loan balance of $14,529,000 and other short-term borrowings of $2,610,000 were paid by Valley Media, Inc. Upon payment of the outstanding balance, the Agreement was terminated.

4. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

Star Video leases office and warehouse facilities and equipment under noncancelable operating leases. During 1995, 1996 and the period from January 1, 1997 to May 20, 1997, total rent expense under operating leases was approximately $950,000, $1,023,000 and $439,000, respectively.

Star Video leases its executive offices and warehouse in New Jersey from an affiliate of the Partnership under the terms of the lease expiring in 2000 and requiring minimum annual rentals of $224,000. Star Video has deposited $90,000 with the affiliate as rent security and Star Video is paid interest at the rate of 8% per annum.

                                   STAR VIDEO

4. COMMITMENTS AND CONTINGENCIES (CONTINUED)
Future minimum payments under noncancelable operating leases with terms of one year or more consisted of the following at May 20, 1997:

DOLLARS IN THOUSANDS
For the period ending December 31
  1997..............................................................  $     630
  1998..............................................................        726
  1999..............................................................        484
  2000..............................................................        279
                                                                      ---------
Total lease payments................................................  $   2,119
                                                                      ---------
                                                                      ---------

        UNAUDITED PRO FORMA FINANCIAL INFORMATION OF VALLEY MEDIA, INC.

The unaudited pro forma consolidated statement of income of Valley Media, Inc. for the fiscal year ended March 28, 1998 gives effect to the May 20, 1997 acquisition of the net assets of Star Video Entertainment, L.P. ("Star Video"), for approximately $37,900,000, as if it had occurred as of March 30, 1997, the beginning of Valley Media, Inc.'s 1998 fiscal year. The acquisition of Star Video was accounted for under the purchase method of accounting.

Unaudited pro forma adjustments are based upon historical information, preliminary estimates and certain assumptions that Valley Media, Inc. deems appropriate. The unaudited pro forma financial information presented herein is not necessarily indicative of the results of Valley Media, Inc. that would have been obtained had such acquisition of the net assets of Star Video occurred at the beginning of the fiscal year, or of the future results of Valley Media, Inc. The pro forma consolidated statement of income should be read in conjunction with the consolidated financial statements of Valley Media, Inc. and Star Video appearing elsewhere in this Prospectus.

                               VALLEY MEDIA, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      FISCAL YEAR ENDED MARCH 28, 1998(1)


                                   ------------------------------------------------------------
                                                                                      PRO FORMA
                                   VALLEY MEDIA,   STAR VIDEO                            FISCAL
                                            INC.     APRIL 1,                              YEAR
                                     FISCAL YEAR        1997-                             ENDED
DOLLARS IN THOUSANDS, EXCEPT PER     ENDED MARCH      MAY 20,   PRO FORMA             MARCH 28,
SHARE DATA                              28, 1998     1997(2A)  ADJUSTMENTS                 1998
                                   -------------  -----------  ----------             ---------
Net sales........................       $583,492    $  32,542                         $ 616,034
Cost of goods sold...............        516,627       29,081                           545,708
                                   -------------  -----------                         ---------
Gross profit.....................         66,865        3,461                            70,326
Selling, general and
 administrative expenses.........         55,948        3,590   $     193        (2b)    59,731
                                   -------------  -----------  ----------             ---------
Operating income.................         10,917        (129)       (193)                10,595
Interest expense.................          6,627           86         396        (2c)     7,109
                                   -------------  -----------  ----------             ---------
Income (loss) before income
 taxes...........................          4,290        (215)       (589)                 3,486
Income taxes.....................          1,731                    (236)        (2d)     1,495
                                   -------------  -----------  ----------             ---------
Net income (loss)................   $      2,559    $   (215)   $   (353)             $   1,991
                                   -------------  -----------  ----------             ---------
                                   -------------  -----------  ----------             ---------
Net income per share:
  Basic..........................   $       0.53                                      $    0.42
                                   -------------                                      ---------
                                   -------------                                      ---------
  Diluted........................   $       0.49                                      $    0.38
                                   -------------                                      ---------
                                   -------------                                      ---------
Weighted average number of shares
 outstanding:
  Basic..........................      4,791,864                                      4,791,864
                                   -------------                                      ---------
                                   -------------                                      ---------
  Diluted........................      5,263,870                                      5,263,870
                                   -------------                                      ---------
                                   -------------                                      ---------


    See accompanying notes to unaudited pro forma consolidated statement of operations.

                               VALLEY MEDIA, INC.

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

                            STATEMENT OF OPERATIONS

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of operations presents the results of operations of Valley Media, Inc. for the fiscal year ended March 28, 1998 as if the acquisition of the net assets of Star Video Entertainment, L.P. ("Star Video") had occurred as of March 30, 1997 the beginning of Valley Media, Inc.'s 1998 fiscal year.

2. PRO FORMA ADJUSTMENTS TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(a) To reflect the inclusion of the operating results of Star Video for the period from March 30, 1997 (April 1, 1997 for accounting purposes) to May 20, 1997.

(b) To reflect the amortization of goodwill of $15,540,000, assuming a 15 year amortization period and the amortization of customer lists of $2,300,000, assuming a five year amortization period.

(c) To reflect additional interest expense, assuming an interest rate of 8.2% (which represents the Company estimated incremental borrowing rate on its revolving line of credit), as a result of additional borrowing of $34,728,000 under the Company's revolving line of credit agreement utilized to fund the acquisition of Star Video.

(d) To reflect the income tax effect (benefit of 40% based upon the Company's actual effective income tax rate for the fiscal year ended March 28, 1998) of the loss before income taxes of Star Video for the period from April 1, 1997 to May 20, 1997 and of adjustments (2b) and (2c) noted above.

                       REPORT OF INDEPENDENT ACCOUNTANTS

June 18, 1997

To the Partners of
Distribution North America

In our opinion, the accompanying balance sheet at March 30, 1996 and the related statement of operations and accumulated deficit and of cash flows for the year ended March 30, 1996 present fairly, in all material respects, the financial position of Distribution North America at March 30, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Distribution North America is a partnership of two companies and, as disclosed in Note 3 of the financial statements, has extensive transactions and relationships with affiliates of the partners. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. In January 1997, one partner acquired the interest of the other partner and, as discussed in Note 1, terminated the partnership.


/s/ PricewaterhouseCoopers LLP


Sacramento, California

                          INDEPENDENT AUDITORS' REPORT

Board of Directors of
Distribution North America


We have audited the accompanying balance sheet of Distribution North America (the Partnership) as of January 31, 1997, and the related statements of operations and accumulated deficit, and cash flows for the ten months then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, such financial statements present fairly, in all material respects, the financial position of Distribution North America as of January 31, 1997, and the results of its operations and its cash flows for the ten month period then ended in conformity with generally accepted accounting principles.

As described in Note 1, immediately subsequent to January 31, 1997, a partner acquired 100% ownership of the Partnership.

As described in Note 3, the Partnership has significant related party transactions.

/s/ Deloitte & Touche LLP


San Francisco, California
June 18, 1997

                           DISTRIBUTION NORTH AMERICA

                                 BALANCE SHEETS


                                                                                           ------------------------
                                                                                            MARCH 30,   JANUARY 31,
DOLLARS IN THOUSANDS                                                                             1996         1997
                                                                                           -----------  -----------
ASSETS
CURRENT ASSETS:
  Cash...................................................................................   $     451    $     296
  Accounts receivable (less allowance for doubtful accounts of $223 and $275)............       5,140        5,627
  Inventories............................................................................       4,698        3,383
  Prepaid expenses.......................................................................          82           63
  Receivables from affiliates............................................................         517
                                                                                           -----------  -----------
    Total................................................................................      10,888        9,369
PROPERTY AND EQUIPMENT, net..............................................................          57           44
OTHER....................................................................................          11            8
                                                                                           -----------  -----------
TOTAL ASSETS.............................................................................   $  10,956    $   9,421
                                                                                           -----------  -----------
                                                                                           -----------  -----------
LIABILITIES AND PARTNERS' DEFICIT
CURRENT LIABILITIES:
  Bank line of credit....................................................................   $   6,240
  Accounts payable:
    Trade................................................................................       3,101    $   4,951
    Affiliates...........................................................................       2,255        5,120
  Accrued expenses.......................................................................         195           62
  Other..................................................................................                      537
                                                                                           -----------  -----------
      Total..............................................................................      11,791       10,670
                                                                                           -----------  -----------

COMMITMENTS AND CONTINGENCIES, (Note 5)

PARTNERS' DEFICIT:
  Partners' capital......................................................................       1,200        1,200
  Accumulated deficit....................................................................      (2,035)      (2,449)
                                                                                           -----------  -----------
      Total partners' deficit............................................................        (835)      (1,249)
                                                                                           -----------  -----------
TOTAL LIABILITIES AND PARTNERS' DEFICIT..................................................   $  10,956    $   9,421
                                                                                           -----------  -----------
                                                                                           -----------  -----------


                       See notes to financial statements.

                           DISTRIBUTION NORTH AMERICA


                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT



                                                                              -----------------------------------
                                                                                FISCAL YEAR
                                                                                      ENDED     TEN MONTHS ENDED
DOLLARS IN THOUSANDS                                                          MARCH 30, 1996    JANUARY 31, 1997
                                                                              ----------------  -----------------
NET SALES...................................................................     $   36,079         $  23,539
COST OF GOODS SOLD..........................................................         30,233            18,363
                                                                                    -------           -------
GROSS PROFIT................................................................          5,846             5,176

EXPENSES:
  Distribution..............................................................          2,987             2,222
  Selling, general and administrative.......................................          4,074             2,791
  Other.....................................................................             33                55
                                                                                    -------           -------
    Total operating expenses................................................          7,094             5,068
                                                                                    -------           -------
OPERATING INCOME (LOSS).....................................................         (1,248)              108
INTEREST EXPENSE............................................................            559               522
                                                                                    -------           -------
NET LOSS....................................................................         (1,807)             (414)
ACCUMULATED DEFICIT, BEGINNING OF PERIOD....................................           (228)           (2,035)
                                                                                    -------           -------
ACCUMULATED DEFICIT, END OF PERIOD..........................................     $   (2,035)        $  (2,449)
                                                                                    -------           -------
                                                                                    -------           -------


                       See notes to financial statements.

                           DISTRIBUTION NORTH AMERICA

                            STATEMENTS OF CASH FLOWS


                                                                              -----------------------------------
                                                                                FISCAL YEAR
                                                                                      ENDED     TEN MONTHS ENDED
                                                                              MARCH 30, 1996    JANUARY 31, 1997
                                                                              ----------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................................     $   (1,807)        $    (414)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
  Depreciation and amortization.............................................             33                16
  Provision for doubtful accounts receivable................................            166                52
  Provision for writedown of inventories....................................            952               250
  Changes in operating assets and liabilities:
    Accounts receivable.....................................................            877               (22)
    Receivable from affliate................................................            661
    Inventories.............................................................         (1,980)            1,065
    Prepaid expenses........................................................              7                18
    Accounts payable:
      Trade.................................................................            170             1,849
      Affiliates............................................................           (763)             (267)
    Accrued expenses........................................................             21              (132)
    Other liabilities.......................................................                              538
                                                                                    -------           -------
Net cash provided (used) by operating activities............................         (1,663)            2,953
                                                                                    -------           -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment.........................................            (34)               (1)
                                                                                    -------           -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net line-of-credit borrowings (repayments)..................................          1,995            (6,240)
Increase in amounts due affiliate...........................................                            3,133
                                                                                    -------           -------
Net cash provided (used) by financing activities............................          1,995            (3,107)
NET INCREASE (DECREASE) IN CASH.............................................            298              (155)
                                                                                    -------           -------
CASH, beginning of period...................................................            153               451
                                                                                    -------           -------
CASH, end of period.........................................................     $      451         $     296
                                                                                    -------           -------
                                                                                    -------           -------
Supplemental disclosure of cash flow information:
Cash paid during the period for interest....................................     $      559         $     522
                                                                                    -------           -------
                                                                                    -------           -------


                       See notes to financial statements.

                           DISTRIBUTION NORTH AMERICA

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Distribution North American (DNA or the Partnership) was formed in September 1994 as a Delaware general partnership between Valley Venturer, Inc., a wholly-owned subsidiary of Valley Record Distributors, Inc. (Valley), and Distribution North America, Inc., (DNA Inc.) a corporation owned by the members of the ILN Group (ILN), an affiliate of Rounder Records Corporation (Rounder). The Partnership is a distributor of independent label compact disks and cassettes sold primarily in North America from Valley's distribution facility located in Woodland, California.



Immediately subsequent to January 31, 1997, Valley Venturer, Inc., acquired Rounder's partnership interest for a nominal amount and assumed the liabilities of the Partnership. Subsequently, DNA is operated as a part of the independent distribution group of Valley.


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES, which consist principally of compact discs and cassettes, are stated at the lower of average cost or market.


PROPERTY AND EQUIPMENT, which consists primarily of computer equipment, is stated at cost and depreciated or amortized on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter. Estimated useful lives range from three to five years.


OTHER CURRENT LIABILITIES consist principally of an obligation due to a significant customer that resulted from inventory which was returned to the Partnership.


REVENUE RECOGNITION -- Revenue from the sale and distribution of pre-recorded music, music accessories and other related products is recognized upon shipment of the product. A reduction from sales is provided for estimated future customer returns. At March 30, 1996 and January 31, 1997, the allowance for customer returns totaled $904,346 and $1,068,375, respectively.



ADVERTISING costs are expensed when incurred and totaled $207,649 and $93,230 for the fiscal year ended March 30, 1996 and the ten months ended January 31, 1997, respectively.


CONCENTRATION OF CREDIT RISK -- In addition to sales to Valley, as discussed in
Note 3, the Partnership had sales to a significant customer which represented 14% and 12.5% of total sales for the fiscal year ended March 30, 1996 and the ten months ended January 31, 1997, respectively. At March 30, 1996 and January 31, 1997, the amount due the Partnership from this customer totaled $1,152,785 and $904,557.

                           DISTRIBUTION NORTH AMERICA

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The Partnership is subject to credit risk through trade receivables. The Partnership routinely assesses the financial strength of significant customers and this assessment, combined with the large number and geographic diversity of its customers, limits the Partnership's concentration of risk with respect to trade accounts receivable.


INCOME TAXES -- The Partnership is not subject to income taxes. Taxable income or loss from the Partnership's operations is recognized in the tax returns of the partners. Accordingly, income taxes are not provided for in the accompanying financial statements. Differences between the tax and book bases of the Partnership's assets and liabilities exist due primarily to the deductability of allowances for doubtful accounts and sales returns and inventory valuation reserves. This difference results in net assets for tax purposes being $2,080,000 and $2,545,000 greater than net assets for book purposes at March 30, 1996 and January 31, 1997.


2. BANK LINE OF CREDIT

The Partnership had a revolving line of credit agreement with Fleet Bank of Massachusetts, N.A. that provided for borrowings up to the lesser of $10,000,000 or the sum of 75% of eligible accounts receivable and 25% of eligible inventory. The line of credit bore interest at either Fleet Bank prime rate or at LIBOR plus 2.5% and was due to expire on September 1, 1997. The line of credit was secured by all eligible accounts receivable, inventory, equipment and other tangible property of the Partnership and guarantees from the partners and their affiliates. Under the line of credit agreement, the Partnership was required to maintain certain working capital and minimum tangible net worth ratios. As of March 30, 1996, the Partnership was out of compliance with these financial covenants.


Subsequent to Valley Venturer, Inc.'s acquisition of DNA, Inc.'s ownership interest in the Partnership, Valley repaid the amount due under the line of credit.


3. RELATED PARTY TRANSACTIONS


The Partnership is allocated certain operating expenses by Valley and Rounder in accordance with operating agreements between the partners. The Partnership's administrative offices are located within Valley's corporate headquarters. The Partnership also utilizes Valley's warehouse distribution facilities. Valley charges the Partnership a monthly fulfillment fee, typically 4% to 5% of net sales revenue, primarily for shipping and receiving costs incurred in the handling of Partnership inventory. Valley allocates other distribution expenses such as information services, depreciation, other shipping and receiving costs, and operating supplies to the Partnership. Valley also allocates administrative expenses, including payroll and benefits of shared employees and insurance expense, to the Partnership. During the fiscal year ended March 30, 1996 and the ten month period ended January 31, 1997, Valley allocated $3,603,679 and $2,339,000, respectively, of distribution and administrative expenses to the Partnership.

                           DISTRIBUTION NORTH AMERICA

3. RELATED PARTY TRANSACTIONS (CONTINUED)

Valley was the Partnership's largest customer. During the fiscal year ended March 30, 1996 and the ten months ended January 31, 1997, net sales to Valley totaled $5,650,142 and $4,478,000. At March 30, 1996, accounts receivable from Valley totaled $517,361. At January 31, 1997, accounts receivable from and accounts payable to Valley totaled $106,490 and $3,454,143, respectively. Additionally, the Partnership makes significant purchases from Rounder. Net purchases from Rounder totaled $19,114,393 and $11,250,000 during the fiscal year ended March 30, 1996 and the ten months ended January 31, 1997, respectively. At March 30, 1996 and January 31, 1997, accounts payable to Rounder totaled $2,057,071 and $1,228,461. The Partnership also makes significant purchases from RAS Records (RAS), an affiliate of Rounder. Net purchases from RAS totaled $2,106,440 and $595,102 during the fiscal year ended March 30, 1996 and the ten month period ended January 31, 1997, respectively. Accounts payable to RAS totaled $198,196 and $437,700 at March 30, 1996 and January 31, 1997.



It is not practicable to estimate the fair value of amounts receivable from affiliates and amounts payable to affiliates, due to the fact that they are related parties.


4. EMPLOYEE RETIREMENT PLAN

In April 1995, the Partnership adopted an employee retirement plan intended to be qualified under Section 401(k) of the Internal Revenue Code. Participation in the plan is available to substantially all employees. Generally, employees may contribute up to 17% of their annual compensation to the plan on a pre-tax basis. Under the plan, the Partnership makes elective matching contributions of up to 50% for a maximum of 4% of each participating employee's annual compensation. The Partnership elected to make no matching contributions to the plan for the fiscal year ended March 30, 1996 or the ten month period ended January 31, 1997.


5. COMMITMENTS AND CONTINGENCIES


In the ordinary course of business, the Partnership is a party to certain claims and legal actions. After consulting with legal counsel, the Partnership is of the opinion that any liability that may ultimately be incurred as a result of these claims or legal actions will not have a material adverse effect on the financial statements of the Partnership taken as a whole.

 VALLEY MEDIA OFFERS A DEEP PRODUCT SELECTION BUTTRESSED WITH AN ARRAY OF DATA
                       PRODUCTS AND VALUE-ADDED SERVICES.

                VALLEY STOCKS A SELECTION OF OVER 250,000 ITEMS.

      [Pictures of videos and CDs]              [Picture of inventory in Valley
                                               California distribution facility]

 [Picture of electronic sorter in Valley   WE OFFER FULFILLMENT OF HIT PRODUCT AND
    California distribution facility]      DEEP CATALOG WITH AN ARRAY OF VALUE-ADDED
                                           SERVICES TO TRADITIONAL AND INTERNET
                                           RETAILERS ALIKE.

VALLEY'S STATE-OF-THE-ART DISTRIBUTION         [Map of United States identifying
CENTERS ARE STRATEGICALLY PLACED TO             location of Valley facilities]
IMPROVE DELIVERY TIMES, LOWER SHIPPING
COSTS AND IMPROVE PROFITABILITY FOR OUR
COMPANY AND FOR OUR CUSTOMERS.

[Picture of Valley employee using Valley   VALLEY HAS BEEN SELECTED BEST IN CLASS
         computerized database]            SEVEN TIMES BY THE NATIONAL ASSOCIATION
                                           OF RECORDING MERCHANDISERS.

                                  NARM
                                                     BEST IN CLASS AWARD WINNER

                                     [LOGO]

Until            , 1999 (25 days after the date of this prospectus), all dealers that effect transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter in this offering and when selling unsold allotments or subscriptions.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by Valley in connection with the sale of the common stock Valley is offering, other than underwriting commissions and discounts. All amounts, except the SEC registration fee, the NASD Filing Fee and the Nasdaq National Market listing fee, are estimates.


                                                        ----------
ITEM                                                        AMOUNT
------------------------------------------------------  ----------
SEC registration fee..................................  $   15,665
NASD filing fee.......................................       6,135
Nasdaq National Market listing fee....................      72,875
Blue Sky fees and expenses............................       5,000
Printing and engraving expenses.......................     130,000
Legal fees and expenses...............................     600,000
Accounting fees and expenses..........................     600,000
Transfer Agent and Registrar fees.....................       7,500
Miscellaneous expenses................................       5,000
                                                        ----------
    Total.............................................  $1,442,175
                                                        ----------
                                                        ----------



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


As permitted by Delaware law, Valley's Amended and Restated Certificate of Incorporation provides that no director will be personally liable to Valley or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

    - for any breach of duty of loyalty to Valley or to its stockholders

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law

    - under Section 174 of the Delaware General Corporation Law

    - for any transaction from which the director derived an improper personal benefit

The Amended and Restated Certificate of Incorporation further provides that Valley must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. Valley believes that indemnification under its Amended and Restated Certificate of Incorporation covers negligence and gross negligence on the part of indemnified parties. The Amended and Restated Certificate of Incorporation also permits Valley to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.

Valley has entered into indemnification agreements with each of its directors and officers. These agreements, among other things, require Valley to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Valley, arising out of such person's services as a director or officer of Valley, any subsidiary of Valley or any other company or enterprise to which the person provides services at the request of Valley.

The underwriting agreement (Exhibit 1.1) provides for indemnification by the underwriters of Valley, its directors, its officers who sign the registration statement, and Valley's controlling persons for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

In July 1998, in connection with Valley's reincorporation in Delaware, Valley's predecessor, a California corporation, was merged into Valley and each outstanding share of the predecessor's common stock was exchanged for one share of Valley's common stock. This issuance of securities was deemed exempt from registration pursuant to Rule 145(a)(2) under the Securities Act.

Since December 1, 1995, Valley has issued and sold the following unregistered securities:

    (1) In December 1997, Valley issued 58,129 shares of its common stock to Stereophile, 90% of the outstanding shares of which are owned by Lawrence Archibald, a member of the board. The shares were issued by Valley in connection with the merger of Schwann Acquisition Corp. into Valley. Prior to the merger, Valley owned 80% of the outstanding shares of Schwann, while Stereophile owned the remaining 20%. See "Certain Transactions." The sale and issuance of securities in this transaction was deemed exempt from registration under Section 4(2) of the Securities Act.


    (2) Since December 1, 1995, Valley has granted options to purchase 705,782 shares of common stock to a total of 60 employees, directors and consultants at a weighted average exercise price of $5.91 per share pursuant to Valley's stock option plans. These issuances of securities were deemed exempt from registration under Rule 701 of the Securities Act.


    (3) Since April 1, 1998, 9 employees of Valley have exercised options to purchase a total of 137,715 shares of common stock under Valley's 1994 Stock Option Plan at an average exercise price of $2.59 per share. These issuances of securities were deemed exempt from registration under Rule 701 of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  Exhibits


--------------------------------------------------------------------------------
EXHIBITS
 NUMBER    DESCRIPTION OF DOCUMENT
---------  ---------------------------------------------------------------------
1.1+       Form of Underwriting Agreement.
3.1*       Amended and Restated Certificate of Incorporation.
3.2*       Amended and Restated Bylaws.
4.1*       Form of Common Stock Certificate.

4.2*       Contribution and Shareholders Agreement, dated December 16, 1996, between Valley and Stereophile, Inc.
4.3*       Stockholder Agreement, dated January 15, 1995, between Valley and
            Robert R. Cain.
4.4*       Reference is made to Exhibits 3.1 and 3.2.
5.1        Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A
            Professional Corporation, as to the validity of the issuance of the securities registered hereby.
10.1*      Loan and Security Agreement, dated May 21, 1998, between Valley,
            Congress Financial Corporation (Northwest) and the institutions named therein.
10.2*      Asset Purchase Agreement, dated May 20, 1997, between Valley and Star
            Video Entertainment, L.P.
10.3*      Standard Industrial Lease - Net, dated October 6, 1988, between
            Valley and Betty Kuhn.
10.4*      Build-to-Suit Facility - Absolute Net Lease, dated October 3, 1989, between Valley and Betty Kuhn.
10.5*      Industrial Real Estate Lease, dated May 21, 1992, between Valley and
            Panattoni Development Company.
10.6*      Build to Suit Lease Agreement, dated October 1, 1997, between Valley and Pizzuti Equities Inc.
10.7*      Form of Indemnification Agreement between Valley and each of its officers and directors.
10.8*      1994 Stock Option Plan and form of Option Agreement under Plan.
10.8.1*    Amendment No. 1 to 1994 Stock Option Plan.
10.9*      1997 Stock Option Plan and form of Option Agreement under Plan.
10.9.1*    Amendment No. 1 to 1997 Stock Option Plan.
10.10*     Employee Stock Ownership Plan.
10.10.1*   Amendment No. 4 to Employee Stock Ownership Plan.
10.10.2*   Amendment No. 5 to Employee Stock Ownership Plan.
10.10.3    Amendment No. 6 to Employee Stock Ownership Plan.
10.11*     Form of Severance and Change in Control Agreement between Valley and its executive officers.
10.12*     Management Incentive Plan - Plan Summary.
11.1       Computation of Net Income Per Share.
23.1       Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A
            Professional Corporation (included in Exhibit 5.1).
23.2+      Independent Auditors' Consent and Report.
23.3       Independent Auditors' Consent.
23.4       Independent Accountants' Consent.
24.1*      Power of Attorney
27.1       Financial Data Schedule.

99.1*      Consent of Forrester Research, Inc.


---------------------
 *  Previously filed.

 +  To be filed by amendment.

(b)  Financial Statement Schedules

------------------------------------------------------------------------------------
  SCHEDULE   DESCRIPTION
-----------  -----------------------------------------------------------------------
        II   Valuation and Qualifying Accounts

All other schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of Valley or related notes thereto.

ITEM 17.  UNDERTAKINGS.

Valley hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Valley pursuant to the foregoing provisions, or otherwise, Valley has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Valley of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Valley will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offerings of such securities at that time shall be deemed to be the initial BONA FIDE offerings thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act, Valley has duly caused this Amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodland, State of California, on the 9th day of March 1999.


                                VALLEY MEDIA, INC.

                                By:              /s/ ROBERT R. CAIN
                                     ------------------------------------------
                                                   Robert R. Cain
                                       President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

     /s/ BARNET J. COHEN*
------------------------------  Chairman of the Board           March 9, 1999
       Barnet J. Cohen

                                President, Chief Executive
      /s/ ROBERT R. CAIN          Officer and Director
------------------------------    (Principal Executive          March 9, 1999
        Robert R. Cain            Officer)

     /s/ J. RANDOLPH CERF       Chief Financial Officer
------------------------------    (Principal Financial and      March 9, 1999
       J. Randolph Cerf           Accounting Officer)

   /s/ LAWRENCE ARCHIBALD*
------------------------------  Director                        March 9, 1999
      Lawrence Archibald

   /s/ CHRISTOPHER MOTTERN*
------------------------------  Director                        March 9, 1999
     Christopher Mottern

   /s/ WENDY PASKIN-JORDAN*
------------------------------  Director                        March 9, 1999
     Wendy Paskin-Jordan

        /s/ JAMES SHA*
------------------------------  Director                        March 9, 1999
          James Sha



*By:    /s/ J. RANDOLPH CERF
      -------------------------
          J. Randolph Cerf
          ATTORNEY-IN-FACT

                                                                     SCHEDULE II

                               VALLEY MEDIA, INC.

                       VALUATION AND QUALIFYING ACCOUNTS


                               ----------------------------------------------------------
                                COLUMN B         COLUMN C                       COLUMN E
                               ----------  ---------------------               ----------
                               BALANCE AT                CHARGED   COLUMN D    BALANCE AT
                                BEGINNING  CHARGED TO   TO OTHER  -----------      END OF
          COLUMN A              OF PERIOD     EXPENSE   ACCOUNTS   DEDUCTIONS      PERIOD
-----------------------------  ----------  ----------  ---------  -----------  ----------
Fiscal year ended March 30, 1996:
  Inventory reserves.........  $        -  $  428,414  $       -  $  (378,014) $   50,400
  Allowance for doubtful
   accounts receivable.......     312,800     108,342          -     (100,642)    320,500
  Customer returns reserve...     248,433     350,565          -     (313,260)    285,737
  Vendor receivables
   reserve...................      18,727     406,188                             424,915
                               ----------  ----------  ---------  -----------  ----------
Total........................  $  579,960  $1,293,509  $       -  $  (791,916) $1,081,552
                               ----------  ----------  ---------  -----------  ----------
                               ----------  ----------  ---------  -----------  ----------
Fiscal year ended March 29, 1997:
  Inventory reserves.........  $   50,400  $  788,140  $ 451,297  $  (897,913) $  391,924
  Allowance for doubtful
   accounts receivable.......     320,500     327,262    275,300      (97,914)    825,148
  Customer returns reserve...     285,737   1,227,597    950,305     (855,016)  1,608,623
  Vendor receivables
   reserve...................     424,915     165,311     44,564     (346,303)    288,487
                               ----------  ----------  ---------  -----------  ----------
Total........................  $1,081,552  $2,508,311  $1,721,466(1) $(2,197,146) $3,114,182
                               ----------  ----------  ---------  -----------  ----------
                               ----------  ----------  ---------  -----------  ----------
Fiscal year ended March 28, 1998:
  Inventory reserves.........  $  391,924  $1,273,409  $ 229,680  $  (308,177) $1,586,836
  Allowance for doubtful
   accounts receivable.......     825,148   6,077,164  1,833,357   (3,459,488)  5,276,181
  Customer returns reserve...   1,608,623  12,369,496  1,436,200  (11,693,043)  3,721,276
  Vendor receivables
   reserve...................     288,487     152,680  1,695,326   (1,335,915)    800,579
                               ----------  ----------  ---------  -----------  ----------
Total........................  $3,114,182  $19,872,749 $5,194,563(2) $(16,796,622) $11,384,872
                               ----------  ----------  ---------  -----------  ----------
                               ----------  ----------  ---------  -----------  ----------
Nine months ended December
  26, 1998:
  Inventory reserves.........  $1,586,836  $3,093,779  $       -  $(2,277,218) $2,403,397
  Allowance for doubtful
   accounts
    receivable...............   5,276,181   4,253,300          -     (203,082)  9,326,399
  Customer returns reserve...   3,721,276  22,753,984          -  (19,927,864)  6,547,396
  Vendor receivables
   reserve...................     800,579   5,497,622          -   (2,377,454)  3,920,747
                               ----------  ----------  ---------  -----------  ----------
Total........................  $11,384,872 $35,598,685 $       -  $(24,785,618) $22,197,940
                               ----------  ----------  ---------  -----------  ----------
                               ----------  ----------  ---------  -----------  ----------


------------------------

(1) Represents increases in reserves related to inventories and receivables resulting from DNA acquisition in January 1997.

(2) Represents increases in reserves related to inventories and receivables resulting from Star Video acquisition in May 1997.

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER    DESCRIPTION OF DOCUMENT
---------  ----------------------------------------------------------------------------
1.1+       Form of Underwriting Agreement.
3.1*       Amended and Restated Certificate of Incorporation.
3.2*       Amended and Restated Bylaws.
4.1*       Form of Common Stock Certificate.
4.2*       Contribution and Shareholders Agreement, dated December 16, 1996, between
            Valley and Stereophile, Inc.
4.3*       Stockholder Agreement, dated January 15, 1995, between Valley and Robert R.
            Cain.
4.4*       Reference is made to Exhibits 3.1 and 3.2.
5.1        Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional
            Corporation, as to the validity of the issuance of the securities registered hereby.
10.1*      Loan and Security Agreement, dated May 21, 1998, between Valley, Congress
            Financial Corporation (Northwest) and the institutions named therein.
10.2*      Asset Purchase Agreement, dated May 20, 1997, between Valley and Star Video
            Entertainment, L.P.
10.3*      Standard Industrial Lease - Net, dated October 6, 1988, between Valley and
            Betty Kuhn.
10.4*      Build-to-Suit Facility - Absolute Net Lease, dated October 3, 1989, between
            Valley and Betty Kuhn.
10.5*      Industrial Real Estate Lease, dated May 21, 1992, between Valley and
            Panattoni Development Company.
10.6*      Build to Suit Lease Agreement, dated October 1, 1997, between Valley and
            Pizzuti Equities Inc.
10.7*      Form of Indemnification Agreement between Valley and each of its officers and directors.
10.8*      1994 Stock Option Plan and form of Option Agreement under Plan.
10.8.1*    Amendment No. 1 to 1994 Stock Option Plan.
10.9*      1997 Stock Option Plan and form of Option Agreement under Plan.
10.9.1*    Amendment No. 1 to 1997 Stock Option Plan.
10.10*     Employee Stock Ownership Plan.
10.10.1*   Amendment No. 4 to Employee Stock Ownership Plan.
10.10.2*   Amendment No. 5 to Employee Stock Ownership Plan.
10.10.3    Amendment No. 6 to Employee Stock Ownership Plan
10.11*     Form of Severance and Change in Control Agreement between Valley and its executive officers.
10.12*     Management Incentive Plan - Plan Summary.
11.1       Computation of Net Income Per Share.
23.1       Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional
            Corporation (included in Exhibit 5.1).
23.2+      Independent Auditors' Consent and Report.
23.3       Independent Auditors' Consent.
23.4       Independent Accountants' Consent.
24.1*      Power of Attorney.
27.1       Financial Data Schedule.
99.1*      Consent of Forrester Research, Inc.


---------------------

*   Previously filed.

+   To be filed by amendment.